DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 24, 2006

RECD S.E.C.
MAR 1 2006
1088

Michael B. Tumas
Potter Anderson & Corroon LLP
1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 02/24/2006

Re: E.I. du Pont de Nemours and Company
Incoming letter dated December 29, 2005

Dear Mr. Tumas:

This is in response to your letters dated December 29, 2005 and February 21, 2006 concerning the shareholder proposal submitted to DuPont by Green Century Capital Management, Inc. We also have received a letter from the proponent dated February 3, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

06024189

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Enclosures

cc: Andrew Shalit
Director, Shareholder Advocacy
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, MA 02111

885922

Potter
Anderson
& Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

Michael B. Tumas
Partner
mtumas@potteranderson.com
302 984-6029 Direct Phone
302 778-6029 Fax

December 29, 2005

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Green Century Capital Management, Inc. for Inclusion in the 2006 Proxy Statement of the E.I. du Pont de Nemours and Company

Dear Sir or Madam:

On behalf of our client, E.I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended. DuPont received a proposed shareholder resolution (the "Proposal") from Green Century Capital Management, Inc. (the "Proponent"), for inclusion in the Company's proxy statement (the "2006 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2006 Annual Meeting. The Proposal requests that DuPont prepare and issue a statement that provides information relating to, among other things, the preparation of a report on the implications of a policy for reducing potential harm from chemical releases. A copy of the Proposal (along with a re-typed version) is attached hereto as Exhibit A. Copies of the No-Action letters cited in this letter are attached as Exhibit B.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, DuPont excludes the Proposal from its proxy materials.

In accordance with Rule 14a-8(j), on behalf of DuPont, the undersigned hereby files six copies of this letter and the Proposal. We are also simultaneously forwarding a copy of this letter via overnight courier, with copies of all enclosures, to the Proponent as notice of the Company's intention to exclude the Proposal from the proxy materials. On behalf of DuPont, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to DuPont.

The Proposal

The resolution portion of the Proposal relates to the location and operation of the Company's chemical facilities and states as follows:

> *RESOLVED, shareholders request that the independent directors of the Board of DuPont prepare a report, at reasonable cost and omitting proprietary information, on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities through such steps as reducing the use and storage of extremely hazardous substances, reengineering processes, and locating facilities outside high-population areas. The report should be available to investors by the 2007 annual meeting.*

Summary of the Bases for Exclusion

We believe that the Proposal may be excluded from DuPont's 2006 Proxy Statement on the following bases, as more fully discussed below:

1. Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations; and

2. Rule 14a-8(i)(10), because DuPont has substantially implemented the Proposal.

Explanation of Bases for Exclusion

1. <u>The Proposal deals with matters relating to the Company's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).</u>

Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters relating to a company's "ordinary business" operations. In the most recent Staff Legal Bulletin relating to shareholder proposals, the Staff stated that shareholder proposals dealing with environmental or public health concerns may be omitted under the ordinary business operations exclusion in Rule 14a-8(i)(7) if they call for an internal assessment of risks or liabilities. *See Staff Legal Bulletin No. 14C* (June 28, 2005) ("SLB 14C"). Specifically, SLB 14C provides that

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment

or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7). *Id.*

The Staff cited its decision in *Xcel Energy, Inc.* (April 1, 2003) as an example of when the Staff would concur with a company's view that a proposal relating to the evaluation of risks and benefits may be properly excluded. In *Xcel Energy, Inc.*, the shareholder-proponent requested that the board of directors report on the economic risks associated with the company's emission of certain toxic substances, and the potential benefits of a reduction of such emissions. It is DuPont's position that the Proposal offered by the Proponent is closely analogous to that submitted in *Xcel Energy, Inc.* Like the Proposal at issue in *Xcel Energy, Inc.*, the requested report is focused on the assessment and minimization of risks, and focuses on specific methods for reducing potential risks. The Proposal offered by the Proponent does not seek to minimize or eliminate operations adversely affecting the public; rather, the Proposal centers in on an internal assessment of the potential implications related to the adoption of new policies related to the management of risk.

In contrast, the report requested in the *Exxon Mobil Corporation* letter cited in SLB 14C involved a request for a report on the consequences of not pursuing a particular business strategy (drilling in sensitive areas of high conservation value). *Exxon Mobil Corporation* (Mar. 18, 2005). The *Exxon Mobil* proposal involved a policy dispute about whether operations of a certain type and in certain types of locations should be continued at all. In contrast, the Proposal offered by the Proponent addresses the methods by which the Company conducts its core business operations, including decisions about its ingredients, inventory policies, plant design and plant location. This goes far beyond the focus on "minimizing or eliminating operations" referred to in SLB 14C. Accordingly, we believe that the proposal may properly be excluded from the Company's 2006 Proxy Statement.

SLB 14C is consistent with, and reaffirms, earlier staff reports and no-action decisions. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *Release No. 34-40018* (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

It is DuPont's position that the Proposal does both of those things. It is impracticable for shareholders to address issues relating to the nature and content of chemical substances used by the Company, reengineering processes and related operational and infrastructure issues because such matters are fundamental to management operations, and direct oversight by shareholders is impossible. It also is impractical for shareholders to consider and make informed decisions about the hundreds of tasks undertaken to manage the Company's chemical facilities and to determine what chemicals are used in the Company's chemical business. The Company's use of certain chemicals in the production and manufacturing of its products, the amount of those products stored at particular locations, and the engineering, manufacturing and storage processes in place at the Company's plants involve a myriad of factors that must be analyzed and balanced by management personnel with intimate knowledge of the particular chemicals used, the processes employed, and the Company's business. Such activities clearly fall within the type of "micro-management" that Rule 14a-8(i)(7) is meant to avoid.

Furthermore, the Staff has consistently stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See Release No. 34-20091* (Aug. 16, 1983). In that release, the Commission stated that where the proposal requests that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excludable." *Id. See also The Boeing Company* (Feb. 25, 2005); *AT&T Corp.* (Feb. 21, 2001); *The Mead Corporation* (Jan. 31, 2001); *Wal-Mart Stores, Inc.* (Mar. 15, 1999); *Nike, Inc.* (July 10, 1997). Under the standard set forth in the above-referenced releases and under well-established precedent, the Proposal is excludable in its entirety because the subject matter of the requested report relates to ordinary business matters - specifically, management decisions regarding policies related to the management of risks of DuPont facilities, the choice and storage of chemical products, the reengineering of manufacturing, inventory and materials handling processes, the movement and transportation of chemicals within Company facilities, and the locations of Company facilities.

The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks a review of the Company's business activities and, in particular, certain of the risks it faces. The review or evaluation of risks is a fundamental part of ordinary business operations and is best left to management and the board of directors. *See, e.g., Newmont Mining Corp.* (Feb. 4, 2004) (excluding proposal requesting report on risk to the company's operations, profitability and reputation from its social and environmental liabilities); *Xcel Energy Inc.* (April 1, 2003) (excluding proposal which urged that the company's board of directors issue a report disclosing the economic risks associated with the company's past, present and future emissions of certain gases and the public stance of the company regarding efforts to reduce these emissions); *Mead Corporation* (Jan. 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). Furthermore, in a decision that closely mirrors the facts and circumstances presented by the Proposal, the Staff concurred that a company could exclude, under Rule 14a-8(i)(7), a proposal requesting a report related to certain toxic substances. *The Dow Chemical Company* (Feb. 13, 2004). The Staff noted that it related to an evaluation of internal risks and liabilities, and was therefore excludable. Similarly, the Proposal offered by the Proponent seeks a report which would require a complex recitation of the intricacies related to the Company's identification, evaluation and management of internal risks and liabilities, and should, therefore, be deemed excludable.

The Staff has also consistently allowed companies to omit proposals under Rule 14a-8(i)(7) when such proposals deal with matters relating to decisions relating to a company's choice of technologies. *See, e.g. WPS Resources Corporation* (Feb. 16, 2001) (permitting exclusion of proposal for utility company to develop co-generation facilities, improve energy efficiency etc. on grounds that proposal dealt with "ordinary business operations (i.e., the choice of technologies)); *Alliant Techsystems* (May 7, 1996) (permitting exclusion of proposal to "end all research development production and sale of antipersonnel mines"); *Carolina Power & Light Co.* (Mar. 8, 1990) (proposal requesting the company to provide historical operating information relating to, among others, the cost of the company's nuclear operations may be excluded as relating to ordinary business operations). As described in *Exchange Act Release* 34-39093 (Sept. 18, 1997), "decisions on production quality and quantity" are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight". These are precisely the type of decisions the Proposal seeks to regulate.

Moreover, the Proposal also requests action relating to the location of office or operating facilities. The Staff has consistently taken the position that proposals relating to such decisions, including decisions about whether to build new facilities or cease operations in a particular location, are matters of ordinary business. *See MCI WorldCom, Inc.* (April 20, 2000) (proposal requesting analysis of economic impact of relocating company facilities); *Minnesota Corn Processors, LLC* (April 3, 2002) (decisions relating to location of corn processing plants), *The Allstate Corporation* (Feb. 19, 2002) (proposal requesting that company cease operations in Mississippi); *Tenneco Inc.* (Dec. 28, 1995) (determination of location of corporate headquarters). Thus, because each of the aspects of the Company operations for which the Proposal seeks to review in a report constitute ordinary business decisions, the dissemination of a report related to such decisions may be excluded pursuant to Rule 14a-8(i)(7). *See Release No. 34-20091.*

2. <u>The Proposal has already been substantially implemented, and is therefore properly excludable under Rule 14a-8(i)(10).</u>

Pursuant to Rule 14a-8(i)(10), a proposal can be excluded when it has already been substantially implemented by the company. The purpose of this rule is to avoid shareholders "considering matters which have been favorably acted upon by management." *Exchange Act Release No. 12598* (July 7, 1976). In determining whether a proposal has been substantially implemented, the company's policies, practices and procedures should "compare favorably with the guidelines of the proposal" and there is no need to have a precise implementation of the proposal. *See Exchange Act Release No. 34-20091* (August 16, 1983). The Staff has previously found that a proposal is substantially implemented when a company has already established procedures that relate to the subject matter or the "essential objectives" of the proposal. *See The Gap, Inc.* (March 16, 2001) (permitting the exclusion of a proposal that requested a report on child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information).

For example, in *Xcel Energy, Inc.* (February 17, 2004), the shareholder's proposal requested that "a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions . . . ." and report their findings to shareholders. Xcel responded that it had already created a committee of independent directors charged with overseeing the Company's environmental regulatory compliance. This committee also produced and made available on the internet an Environmental Report which addressed Xcel's response to the appeals for emission reduction mentioned in the proposal. The Staff decided that the proposal was excludable under Rule 14a-8(i)(10). *See also Freeport-McMoRan Copper & Gold Inc.* (March 5, 2003) (proposal to amend company's social and human rights policy, independently monitor policy compliance, etc. and report outcomes to shareholders was excludable since the company had already implemented many of the proposal's requests); *The Talbots Inc.* (April 5, 2002) (proposal for the board to pledge the enactment of a human rights code of conduct was excludable since the company had already addressed most of the relevant standards)).

The Company believes that the Proposal has been substantially implemented by virtue of the fact that the Company has already undertaken a number of steps in reviewing, evaluating and managing risks. These initiatives include:

- The establishment of an Environmental Policy Committee, which is composed entirely of independent directors. The Environmental Policy Committee is charged with overseeing the Company's environmental policies and practices, and reporting to the Company's board of directors.
- The adoption and implementation of the DuPont Commitment, which is a driving force behind all of the Company's decisions related to the use and storage of chemicals, the manufacturing, inventory and materials handling processes employed by the Company, and the location of Company facilities. Specifically, the DuPont Commitment states that the Company strives to "continuously analyze and improve our practices, processes and products to reduce their risk and impact throughout the product life cycle. We will develop new products and processes that have increasing margins of safety for both human health and the environment. We will seek opportunities to make our new and existing facilities inherently safer." The DuPont Commitment is available at http://www2.dupont.com/Social_Commitment/en_US/SHE/usa/us2.html.
- The development and implementation of Process Safety Management Programs at all manufacturing sites. These programs include risk management requirements involving technology, facilities and personnel, which seek to effectively identify and manage risks associated with the handling and storage of the various chemicals used by the Company. Specifically, under the Company's Process Hazards Analysis (PHA) system, the Program analyzes Inherently Safer Process opportunities to further reduce risk on higher hazard processes. The PHA also includes an analysis and review of facilities to evaluate the impact of a variety of potential consequences on both on-site and off-site areas.
- The commissioning of an independent evaluation of the Company's Safety, Health and Environment (SHE) Audit Programs. Between May 2004 and February 2005, Environmental Resources Management, an independent provider of environmental consulting services, reviewed the SHE Program documentation, interviewed Program managers, staff and site representatives, and observed six audits. Upon completion of its

> investigation, Environmental Resources Management rendered an independent opinion about the effectiveness in achieving improved SHE performance throughout the Company, finding that the Company's Program is consistent with or exceeds expectations of the established criteria. The Process Safety Management audit program is specifically audited by Environmental Resources Management as part of the overall SHE audit program. Environmental Resources Management audits the program annually, with results reported to senior officers. A summary of the findings of the audit is posted for public review on the Company's website. Environmental Resource Management's most recent Program evaluation can be found on the Company's website, at http://www2.dupont.com/Social_Commitment/en_US/SHE/thirdparty/index.html.

The Proposal seeks the preparation and delivery of a report on the implications of a policy for reducing potential harm. The Company has already adopted such a policy, as set forth in the DuPont Commitment. Moreover, the Company's Process Safety Management Programs, as implemented, are designed to evaluate and address the very concerns stated in the Proposal, and the results are summarized in a publicly available form on the Company's website. Given the nature of the Process Safety Management Programs, however, it would be nearly impossible to put into report form a detailed discussion of the multitude of potential implications of the Company's policies related to the management and evaluation of risk. Such implications would involve proprietary financial and operational factors, and a cost-benefit analysis that is not quantifiable. Accordingly, the Company has substantially implemented the "essential objectives" of the Proposal.

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2006 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response. Please do not hesitate to contact the undersigned, Michael B. Tumas, at (302) 984-6029.

Very truly yours,

Michael B. Tumas

Enclosures
cc: Green Century Capital Management, Inc.

Report on Increasing **Inherent** Security of **Chemical Facilities**

Whereas: Security at chemical facilities has become one of the most important issues facing our country. Across the United States, thousands of facilities use and store extremely hazardous substances in large quantities that pose major risks to surrounding communities, employees, and the environment;

Whereas: According to Risk Management Plans (RMPs) filed by companies with the U.S. Environmental Protection Agency, at over 100 of these facilities more than one million people live in the area where they could be seriously injured or killed in the event of a catastrophic incident such as a chemical accident or terrorist attack;

Whereas: A report by the Army Surgeon General in 2003 ranked an attack on a chemical plant second only to a widespread biological attack in the magnitude of its hazard to the public. Numerous other government agencies and private groups have published warnings about these dangers. (http://www.crtk.org/detail.cfm?docID=765%26cat=spills%2520and%2520emergencies);

Whereas: It is often possible for a company to increase the inherent security of a facility and decrease the number of people at risk of harm by switching to chemicals that are less acutely hazardous, reducing the quantities of extremely hazardous substances stored at facilities, altering the processes used at facilities, or locating facilities outside densely populated areas;

Whereas: Improving physical security through such steps as hiring additionalsecurity guards and building perimeter fences will not reduce the number of people endangered by a facility;

Whereas: DuPont operates thirty-three facilitiesin the United States that combined put a total of over nine million people at risk in the event of a catastrophic release of chemicals caused by an accident or terrorist attack, according to an independent report analyzing RMPs filed by our Company with the EPA as of 2004 (http://uspirg.org/uspirg.asp?id2=l35328id3=USPIRG&). These facilities use large quantities of extremely hazardous substances including hydrofluoric acid, chlorine, hydrochloric acid, oleum (fuming sulfuric acid), phosgene, sulfur trioxide, and titanium tetrachloride;

Whereas: Shareholders know little about our Company's efforts to prevent and reduce the magnitude of catastrophic incidents at its facilities. Our Company's most recent 10-K and 10-Q filings contain no information on the possibility of such incidents and their potential impact on the Company or on employees, surrounding communities, and the environment;

RESOLVED, shareholders request that the independent directors of the Board of DuPont prepare a report, at reasonable cost and omitting proprietary information, on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities through such steps as reducing the use and storage of extremely hazardous substances, reengineering processes, and locating facilities outside high-population areas. The report should be available to investors by the 2007 annual meeting.

Report on Increasing Inherent Security of Chemical Facilities

Whereas: Security at chemical facilities has become one of the most important issues facing our country. Across the United States, thousands of facilities use and store extremely hazardous substances in large quantities that pose major risks to surrounding communities, employees, and the environment;

Whereas: According to Risk Management Plans (RMPs) filed by companies with the U.S. Environmental Protection Agency, at over 100 of these facilities more than one million people live in the area where they could be seriously injured or killed in the event of a catastrophic incident such as a chemical accident or terrorist attack;

Whereas: A report by the Army Surgeon General in 2003 ranked an attack on a chemical plant second only to a widespread biological attack in the magnitude of its hazard to the public. Numerous other government agencies and private groups have published warnings about these dangers.
(http://www.crtk.org/detail.cfm?docID=765%26cat=spills%2520and%2520emergencies);

Whereas: It is often possible for a company to increase the inherent security of a facility and decrease the number of people at risk of harm by switching to chemicals that are less acutely hazardous, reducing the quantities of extremely hazardous substances stored at facilities, altering the processes used at facilities, or locating facilities outside densely populated areas;

Whereas: Improving physical security through such steps as hiring additional security guards and building perimeter fences will not reduce the number of people endangered by a facility;

Whereas: DuPont operates thirty-three facilities in the United States that combined put a total of over nine million people at risk in the event of a catastrophic release of chemicals caused by an accident or terrorist attack, according to an independent report analyzing RMPs filed by our Company with the EPA as of 2004 (http://uspirg.org/uspirg.asp?id2=13532&id3=USPIRG&). These facilities use large quantities of extremely hazardous substances including hydrofluoric acid, chlorine, hydrochloric acid, oleum (fuming sulfuric acid), phosgene, sulfur trioxide, and titanium tetrachloride;

Whereas: Shareholders know little about our Company's efforts to prevent and reduce the magnitude of catastrophic incidents at its facilities. Our Company's most recent 10-K and 10-Q filings contain no information on the possibility of such incidents and their potential impact on the Company or on employees, surrounding communities, and the environment;

RESOLVED, shareholders request that the independent directors of the Board of DuPont prepare a report, at reasonable cost and omitting proprietary information, on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities through such steps as reducing the use and storage of extremely hazardous substances, reengineering processes, and locating facilities outside high-population areas. The report should be available to investors by the 2007 annual meeting.

713000

XcelEnergy

XCEL ENERGY INC (XEL)

800 NICOLLET MALL
MINNEAPOLIS, MN 55402
612. 330.5500
http://www.xcelenergy.com

NO ACT

NO ACTION LETTER
Filed on 04/01/2003

SHAREHOLDER PROPOSAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 1, 2003

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Act 1934
Section
Rule 14A-8
Public Availability 4-1-2003

Re: Xcel Energy Inc.
Incoming letter dated January 22, 2003

Dear Mr. Joseph:

This is in response to your letter dated January 22, 2003 concerning the shareholder proposal submitted to Xcel by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Gerald R. Armstrong
910 Fifteenth Street, No. 754
Denver, CO 80202-2984

April 1, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy Inc.
Incoming letter dated January 22, 2003

The proposal requests that the board take the necessary steps to elect the entire board of directors annually.

We are unable to concur in your view that Xcel may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- delete the sentence that begins "Boastful statements about NRG . . ." and ends ". . . and a reduced dividend";
- delete the sentence that begins "A director of Xcel . . ." and ends ". . . failed its shareholders' expectations"; and
- provide a citation to a specific source for the sentence that begins "These actions increased shareholders' voting rights . . ." and ends ". . . cost to the shareholder."

Accordingly, unless the proponent provides Xcel with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Xcel omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman
Attorney-Advisor

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

January 22, 2003

No-Action Request
1934 Act/Rule 14a-8

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation, (the "Company") we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Gerald R. Armstrong (the "Proponent") from its 2003 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2003. The definitive copies of the 2003 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 15, 2003. We hereby request that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2003 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

ATLANTA • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK
MILAN • MUMBAI* • MUNICH • NEW DELHI* • NEW YORK • PARIS • PITTSBURGH • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON
*ASSOCIATE FIRM

Discussion of Reasons for Omission

Rule 14a-8(i)(3) — THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING RULE 14A-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS

Rule 14a-8(i)(3) of the Securities Exchange Act of 1934 provides that an issuer may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement violates any of the SEC proxy rules, including Rule 14a-9 prohibiting materially false or misleading statements in proxy soliciting materials. The Company believes that Mr. Armstrong's supporting statement to the Proposal is false and misleading. The Company believes that this Proposal and supporting statement "will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules" and accordingly the Company recommends that the Staff "find it appropriate for [the Company] to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001).

Proponent has made the following statements in support of the Proposal which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules:

1. **Proponent's Statements:** *"The Proponent believes that the annual election of all directors will cause greater accountability which will lead to better performance."; "Boastful statements about NRG have been deflated into the realities of significant losses, a diminished market price for our shares, and a reduced dividend. Please recall that the $7,600,000 bonus given a former chairman was for his deeds in establishing NRG and putting together a merger."*

This series of statements suggests that the board has in some way neglected its duties. This is a false and misleading statement. Board members have skillfully managed the affairs of the Company in a decimated energy trading market shaken by sinking wholesale prices and investor confidence. The statement implies that the Board has responded to the "realities of significant losses" with "boastful statements." It is unclear from Proponent's statements, however, what these allegedly boastful statements are. The truth is that inaction and neglect have not characterized the Board's management of the Company; indeed, inaction is acceptable to the Company only when an affirmative decision is exercised to refrain from acting. In other words, contrary to the Proponent's statement, the Board members are active decision makers with respect to the business of the Company. Indeed, the Board is held to a vigorous standard of accountability by performance of its fiduciary duties and legal obligations under Minnesota law. Finally, the Proponent implies that having a staggered board precludes accountability and performance, or even that the current Board is unaccountable because it is not elected annually. None of these presumptions are correct.

2. **Proponent's Statement:** *"The Attorney General of Minnesota has asked that our chairman be terminated."*

The statement is misleading because it omits certain facts that are necessary to give stockholders complete and accurate information; that is, a context to the Attorney General's illconsidered remarks. In particular, the Attorney General's erroneous facts and implications undermine the Proposal's supporting statement. For example, the Attorney General referred to the Company's intention to infuse an additional $600 million into the Company's subsidiary, NRG Energy Inc. The amount that the Company could invest in NRG was limited at that time by the Public Utilities Holding Company Act to $400 million. Furthermore, the Attorney General's reasons were supported by a letter from an employee that stated that the Company owns two corporate jets for the benefit of its officers; the truth is the Company leases these jets, and they are used for proper business purposes. The Attorney General attempted to leverage the Enron scandal, asserting that the Company and its NRG Energy affiliate are pursing an "Enron Strategy." Unlike Enron, NRG Energy bought, built and operates power plants. NRG Energy owns and manages assets, Enron engaged exclusively in trading. The Attorney General's statements were unfortunate, and continue to have ramifications in a context as far fetched as Mr. Armstrong's proposal to de-stagger the board. Simply put, the Company is carefully - and responsibly - managing its costs; any assertion to the contrary is vehemently denied.

3. **Proponent's Statement:** *"A director of XCEL who also serves as a director of QWEST has failed its shareholders' expectations."*

The Proponent maligns one of the Company's directors by implying without support that he is not challenged, responsible or motivated. Language suggesting improper or illegal conduct is generally objectionable under note b to Rule 14a-9 which states that material may be misleading if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See also American Broadcasting Cos., Inc.* (available Mar. 21, 1984); *Standard Oil Co. of Cal. (Lindquist)* (available Feb. 10, 1981); *Popular Bancshares Corp.* (available Mar. 9, 1981); *Unit Corp.* (available December 7, 1989); and *USX Corporation* (available February 1, 1990)(reference to directors as "nincompoops" violates Rule 14a-9).

4. **Proponent' Statement:** *"Many successful utilities have one year terms for their directors and XCEL should be no exception."*

The Company takes issue with the contention that its performance has been poor relative to other utilities. The Proponent neglects to mention any financial statistics or comparisons by respected accounting firms that somehow place the Company outside the circle of "successful utilities."

5. **Proponent's Statement:** *"These actions increased shareholders' voting rights by 300% -- and, at no cost to the shareholders."; "The proponent believes the current system produces only a façade of continuity which should be displaced; and, accountability and performance be substituted as the basis for re-election of our board of directors."*

Proponent urges that de-staggering the board will increase shareholders' voting rights by 300%. This statement implies a mathematical certainty that is curious. Shareholders will still have one vote for each share. Furthermore, the Proponent's statement that there will be "no cost to the shareholders" should the Proposal be implemented is unwarranted. Staggered boards may actually boost shareholder value by forcing bidders to make attractive offers in order to woo their target. The Proponent completely disregards credible commentary that supports the view that staggered boards enhance value by forcing hostile bidders to pay higher prices for their targets.

Conclusion

For the foregoing reasons, the Company believes that the Proposal and its supporting statement are both false and misleading, painting the Company in an inaccurate and materially misleading manner, and therefore intends to omit the Proposal and the supporting statement on this basis. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponent.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

Robert J. Joseph

cc: Gerald R. Armstrong

EXHIBIT A

910 Fifteenth Street, No. 754
Denver, Colorado 80202-2984
November 7, 2002

Ms. Cathy J. Hart, Secretary
XCEL ENERGY, INC.
800 Nicolet Mall, 30th Floor
Minneapolis, Minnesota 55402

Dear Ms. Hart

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of XCEL ENERGY INC., at the coming annual meeting in 2003, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 912 shares are registered in my own name, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 910 Fifteenth Street, No. 754; Denver, Colorado 80202-2984; 303:355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on managment's form of proxy.

I believe that all of the statements in the supporting statement are true, correct, and accurate and ask that should you disagree with me on the accuracy of any statement, we jointly workout a statement which will reflect accuracy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Certified Mail No. 7001 2510 0004 2127 2530

RESOLUTION

That the shareholders of XCEL ENERGY, INC. request its Board of Directors to take those steps necessary to eliminate the classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of previously elected Directors.

STATEMENT

The proponent believes the election of directors is the strongest way that shareholders influence the direction of any corporation. Currently, XCEL ENERGY'S board is divided into three classes with each class serving staggered three-year terms and shareholders may only vote on one-third of the Directors each year.

ACCOUNTABILITY AND PERFORMANCE of our Directors are significant issues before the shareholders of XCEL ENERGY.

The proponent believes that the annual election of all directors will cause greater accountability which will lead to better performance.

Boastful statements about NRG have been deflated into the realities of significant losses, a diminished market price for our shares, and a reduced dividend. Please recall that the $7,600,000 bonus given a former chairman was for his deeds in establishing NRG and putting together a merger.

The Attorney General of Minnesota has asked that our chairman be terminated. A director of XCEL who also serves as a director of QWEST has failed its shareholders' expectations.

Northern States Power and New Century Energies had one-year terms for their directors before the merger. Many successful utilities have one-year terms for their directors and XCEL should be no exception. Many XCEL directors are serving one-year terms on other boards as well.

THE HOME DEPOT stated in its 2000 proxy statement supporting replacing three-year terms with one-year terms for its directors:

> "We believe that it is in the best interest of....Stockholders to eliminate the classified Board so that stockholders elect all directors annually. The amendment....will allow stockholders to review and express their opinions on the performance of all directors each year. Because there is no limit to the number of terms an individual may serve, the continuity and stability of the Board's membership and our policies and long-term strategic planning should not be affected."

These actions increased shareholders' voting rights by 300%—and, at no cost to the shareholders.

The proponent believes the current system produces only a facade of continuity which should be displaced; and, accountability and performance be substituted as the basis for re-election to our board of directors.

If you agree, please vote FOR this proposal. Your shares will be automatically voted "against" it if your proxy is unmarked.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ExxonMobil **EXXON MOBIL CORP** (XOM)

5959 LAS COLINAS BLVD
IRVING, TX 75039-2298
972. 444.1000
http://www.exxonmobil.com/

NO ACT

NO ACTION LETTER
Filed on 03/18/2005

PR

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

March 18, 2005

Thomas F. Lemons, Jr.
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/18/2005

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2005

Dear Mr. Lemons:

This is in response to your letter dated January 20, 2005 concerning the shareholder proposal submitted to ExxonMobil by Green Century Capital Management, Inc., David F. Cunningham, Antonia Clark, Martha H. Davis and William C. Saunders. We also have received a letter on David F. Cunningham's behalf dated March 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael Leone
Green Century Capital Management, Inc.
29 Temple Place Suite 200
Boston, MA 02111

March 18, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2005

The proposal requests a report on the potential environmental damage that would result from ExxonMobil drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Kurt K. Murao
Attorney-Advisor

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1421 Telephone
972 444 1437 Facsimile

Thomas F. Lemons, Jr.
Counsel

ExxonMobil

January 20, 2005

VIA NETWORK COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal Regarding Oil and Gas Drilling in Protected and Sensitive Areas

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between David F. Cunningham and Exxon Mobil Corporation regarding a shareholder proposal ("Proposal") for ExxonMobil's upcoming annual meeting. Exhibit 1 also includes copies of correspondence between co-filers of the Proposal and ExxonMobil. We intend to omit the Proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, the following is my opinion as counsel for ExxonMobil.

The Shareholder Proposal

The Shareholder Proposal is set out in its entirety in Exhibit 1. The resolution is as follows:

> RESOLVED, shareholders request that the independent directors of the Board of ExxonMobil prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in protected areas such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites. The report should consider the implications of a policy of refraining from drilling in such areas and should be available to investors by the 2006 annual meeting.

Reason for Omission - Proposal Relates to Ordinary Business Operations - Rule 14a-8(i)(7)

We believe the Proposal can be omitted on the basis of recent staff precedents holding that proposals regarding the evaluation of risks and benefits are matters of ordinary business. At its heart, that is precisely what the current Proposal requests: a report on the risks and potential benefits faced by ExxonMobil in connection with oil and gas drilling in sensitive areas.

The Proposal calls for a report on the potential environmental damage that would result from the Company drilling in protected areas and the implications of a policy to refrain from drilling in such areas. The third Whereas clause of the Proposal references a "need to study and report on the impact on our company's value from decisions to do business in sensitive areas or areas of high conservation value..."

The second paragraph of the Supporting Statement in the Proposal also states that "there is a need to study and disclose the impact on our company's value from decisions to do business in sensitive and protected areas" and that the proposed report "would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks."

Similar proposals were held excludable last proxy season on ordinary business grounds, and we believe the same arguments apply to the current Proposal regarding ExxonMobil. See American International Group, Inc. (available February 11, 2004) (proposal requesting the company to prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business may be excluded as relating to the company's ordinary business operations (i.e., evaluation of risks and benefits)); Newmont Mining Corporation (available February 4, 2004) (proposal requesting the board to publish a comprehensive report on the risk to the company's operations, profitability, and reputation from social and environmental liabilities could be excluded as relating to the company's ordinary business operations (i.e., evaluation of risk)); and The Dow Chemical Company (available February 13, 2004) (proposal requesting the board to publish a report on costs of remediation or liability related to toxic substances relates to ordinary business (i.e., evaluation of risks and liabilities)).

For these reasons, we believe the Proposal may be excluded because it relates to matters of ordinary business.

Reason for Omission of Proposal - Vague and Indefinite (Rule 14a-8(i)(3)

If the staff disagrees that the Proposal can be omitted because it relates to ordinary business operations, the Company believes that it may nevertheless be omitted pursuant to Rule 14a-8(i)(3). This rule provides that a proposal may be omitted if it is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. The requirements of the Proposal that the Company prepare a report relating to "protected areas" are vague, indefinite, and therefore, potentially misleading.

While the Proposal gives examples of the types of "protected areas" that should be studied, the Proposal does not define or explain terms such as "IUCN Management Categories I-IV," "Marine Management Categories I-V," or "World Heritage Sites," and therefore does not provide shareholders with sufficient information upon which to make an informed decision since most shareholders would not understand the scope or coverage of the proposed report. Moreover, the Proposal is not limited to those enumerated types of areas. Further, even if the "universe" of areas to be studied were more precisely defined, it would be impossible to know what a generalized study of the type seemingly requested in the Proposal would include.

Biodiversity assessments and decisions regarding the conduct of our operations in environmentally sensitive areas must be location and ecosystem-specific to be meaningful rather than the generalized approach suggested by this Proposal. Each prospective exploration and development area has unique characteristics and sensitivities requiring site-specific scientific evaluation and risk assessment. ExxonMobil's approach requires a thorough and systematic assessment of environmental and other impacts prior to conducting drilling or other operations.

For these reasons, we believe that neither the shareholders voting on the Proposal nor the directors implementing it would be able to determine with any reasonable certainty what actions or measures the Proposal requires. Therefore, we believe the Proposal is vague and indefinite and should be excluded.

Similar proposals have been found excludable on vagueness and indefiniteness grounds. See The Kroger Co. (available March 19, 2004) (proposal requesting the company to prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines may be excluded because it is vague and indefinite) and Dean Foods Company (available February 25, 2004) (similar to proposal for The Kroger Co. above.).

Reason for Omission of Proposal - Proposal has been substantially implemented - Rule 14a-8(i)(10)

Although we believe the Proposal should be excluded because it deals with ordinary business operations and is, in any event, vague and indefinite, we also believe that ExxonMobil has already substantially implemented what could realistically be required by any fair interpretation of the Proposal. As described above, a generalized report of environmental impacts in all potentially "sensitive" areas around the world would be meaningless. The only way to realistically determine the impact of drilling in sensitive areas is to conduct a precise and thorough systematic assessment of environmental and other impacts prior to drilling or conducting other operations in a specific area. And, in fact, that is precisely the approach ExxonMobil takes each time it plans drilling or other operations in a new area.

ExxonMobil recognizes the protection of biodiversity – the variety and complexity of life – as an important conservation issue that presents broad challenges to society. We believe that we have consistently demonstrated our ability to operate responsibly in sensitive areas by implementing scientific, practical, and sustainable solutions. Protecting biodiversity is part of our environmental management system and is considered during business planning across all aspects of our operations.

ExxonMobil's Environment Policy (copy enclosed as Exhibit 2) appropriately and adequately addresses the potential issues raised by this Proposal. The Environment Policy confirms ExxonMobil's commitment to continuous efforts to improve environmental performance and provides definitive standards for the conduct of all our activities. Further, our Operations Integrity Management System provides the systematic and disciplined framework to manage safety, health, environment, and security risks in our operations and to promote exemplary execution of our policies and standards. A key element of the implementation of this framework is the systematic assessment, using scientific methods, of environmental aspects and impacts of proposed work (often called an Environmental Assessment), which identifies potential environmental and socioeconomic impacts both of the planned work and the alternative of not undertaking the work. These together form the content of the evaluation that would be required by any fair reading of the shareholder Proposal.

Biodiversity conservation remains a focus area for the Corporation. Over the last two years, an internal work group has identified several actions to strengthen awareness of conservation requirements, including further integration of our practices in ecosystem protection into our management system discipline. Our approach is closely aligned with the twelve recommendations highlighted in the internationally-recognized "Energy and Biodiversity Initiative." ExxonMobil remains an active participant in the Biodiversity Working Group sponsored jointly by the International Petroleum Industry Environmental Conservation Association and the International Association of Oil and Gas Producers.

ExxonMobil will continue to communicate with shareholders and the public about our environmental conservation work through our annual Corporate Citizenship Report (copy of 2003 report enclosed as Exhibit 3) and on the Company's website. The enclosed Corporate Citizenship Report, for example, includes some information on biodiversity giving examples of efforts to protect biodiversity (see page 9). We believe the additional report requested by this Proposal would be duplicative to the assessments and documents already prepared. The Proposal should be excluded because we have substantially implemented what any fair reading of the Proposal could require.

If you have any questions or require additional information, please contact me directly at 972-444-1421. In my absence, please contact Jim Parsons at 972-444-1478.

Please file-stamp the enclosed copy of the letter and return it to me in the enclosed, self-addressed, postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the exhibits. A copy of this letter and exhibits is being sent to the proponent. Copies of this letter are also being sent to the proponent's representative and each co-filer.

Very truly yours,

Thomas F. Lemons, Jr.

TFL:clt

Enclosures

c (w/encl.):

Proponent:
Mr. David F. Cunningham
5039 Route 22A
Benson, VT 05743

c (w/o encl.):

Proponent's Representive:
Mr. Rian F. Fried
President
Clean Yield Asset Management
3 Garvin Hill Road
Greensboro, VT 05841

Co-filers:
Ms. Antonio Clark
3118 Madeline Street
Oakland, CA 94602

Ms. Martha H. Davis
5050 South Albion Street
Littleton, CO 80121

Mr. Michael Leone
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, MA 02111

Mr. Steve Lippman [William Saunders]
Senior Social Research Analyst
Trillium Asset Management
4233 Thackeray Place NE, #A
Seattle, WA 98105

Exhibit 1

THE CLEAN YIELD GROUP

P.O. Box 117
Garvin Hill Road
Greensboro, VT 05841
(800) 809-6439
Fax: (802) 533-2907
www.cleanyield.com

December 22, 2004

SHAREHOLDER PROPOSAL
DEC 27 2004
NO. OF SHARES__________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

VIA USPS OVERNIGHT DELIVERY

Mr. H. H. Hubble, VP Investor Relations
and Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving TX 75039-2298

Re: David G. Henry communiqué, 12/14/0; Proxy-proponent eligibility; Shareholder's status as sponsor of resolution

Dear Mr. Hubble:

In response to a request made in the captioned letter from Exxon Mobil Corporation, we enclose herein further documentation of Mr. David F. Cunningham's beneficial ownership of Exxon Mobil common stock in quantity and duration sufficient to establish his eligibility to submit a shareholder resolution. Specifically, you will find enclosed a letter from the holder of record, Charles Schwab & Co., confirming Mr. Cunningham's continuing 1,542-share beneficial ownership position, and specifically referencing the year-long period prior to the December 13, 2004 date of filing. In addition, we have enclosed copies of several of Mr. Cunningham's monthly statements from Schwab, to underscore that his ownership has not changed. (As a point of fact, Mr. Cunningham has owned these XOM shares for decades.)

Separately, we wish to clarify that David F. Cunningham is a **full sponsor** of the previously filed shareholder resolution entitled: *Oil and Gas Drilling in Protected and Sensitive Areas*.

David G. Henry's letter contains the following statement: "Since the proxy rules do not address co-sponsoring of proposals, we will assume that Green Century Capital Management, Inc. will be the sponsor of this proposal." While Mr. Cunningham has indeed agreed to have Green Century Capital Management serve as an unofficial "coordinator" as a matter of convenience, and though the two resolutions are identical,

BOEING CO (BA)

P O BOX 3707 MS 1F 31
SEATTLE, WA 98124
206. 655.2121
http://www.boeing.com/

NO ACT

NO ACTION LETTER
Filed on 02/25/2005

PK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 25, 2005

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2005

Re: The Boeing Company
Incoming letter dated February 11, 2005

Dear Ms. Morgan:

This is in response to your letter dated February 11, 2005 concerning the shareholder proposal submitted to Boeing by the United Association S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sean O'Ryan
United Association of Journeymen
and Apprentices of the Plumbing and
Pipe Fitting Industry of the United
States and Canada
901 Massachusetts Avenue, N.W.
Washington, DC 20001

February 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated February 11, 2005

The proposal requests that Boeing issue a statement that provides information relating to the elimination of jobs within Boeing and/or the relocation of U.S.-based jobs by Boeing to foreign countries, as well as any planned job cuts or offshore relocation activities.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(7), as relating to Boeing's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We note that Boeing did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Rebekah J. Toton
Attorney-Advisor

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

February 11, 2005

RECEIVED
2005 FEB 14 PM 2:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA EMAIL AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Email Address: cfletters@sec.gov

Re: **Shareholder Proposal Concerning Job Loss and Dislocation Impact Statement Submitted by the United Association S&P 500 Index Fund, With ProxyVote Plus as Proxy, for Inclusion in The Boeing Company 2005 Proxy Statement**

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On November 24, 2004, Boeing received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from the United Association S&P 500 Index Fund, with ProxyVote Plus as proxy (the "***Proponent***"), for inclusion in the proxy statement (the "***2005 Proxy Statement***") to be distributed to the Company's shareholders in connection with its 2005 Annual Meeting. The Proposal requests that Boeing prepare and issue a statement that provides information relating to, among other things, the elimination of jobs within the Company and specifies certain information that should be included in this statement.

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the Proposal from its proxy materials.

In accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A.** We are also simultaneously forwarding a copy of this letter via email and overnight courier, with copies of all enclosures, to Mr. Sean O'Ryan as notice to the Proponent of the Company's intention to exclude the Proposal from the proxy materials. On behalf of Boeing, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to Boeing.

This letter is being filed with the Staff less than 80 calendar days before the Company files its definitive 2005 Proxy Statement with the Commission. As further described below, the Company requests waiver of the 80-day requirement of Rule 14a-8(j) for good cause. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2005 Proxy Statement. Boeing anticipates that the 2005 Proxy Statement and form of proxy will be finalized for printing on or about March 11, 2005. Accordingly, your prompt review of this matter would be greatly appreciated.

The Proposal

The resolution portion of the Proposal relates to a Job Loss and Dislocation Impact Statement and states:

> *Resolved: That the shareholders of the Boeing Company ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:*
>
> 1. *The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;*
>
> 2. *The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job location that were considered;*
>
> 3. *The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;*

4. *The impact on important corporate constituents including workers, communities, suppliers and customers; and*

5. *The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.*

Summary of Basis for Exclusion

We have advised Boeing that it properly may exclude the Proposal from the 2005 Proxy Statement and form of proxy because under Rule 14a-8(i)(7) it relates to the Company's ordinary business operations.

The reasons for our conclusion in this regard are more particularly described below.

Explanation of Basis for Exclusion

The Proposal deals with matters relating to the Company's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *Release No. 34-40018* (May 21, 1998) (the "***1998 Release***"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. Notably, the 1998 Release stated that examples of this type of proposal include ones that address "the management of the workforce, such as the hiring, promotion and termination of employees." The Commission stated that the other consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See Release No. 34-20091* (Aug. 16, 1983). In addition, the Staff has indicated, "[W]here the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (Oct. 26, 1999). Under the standard set forth in the above-referenced releases and under well-established precedent, the Proposal is excludable in its entirety because the subject matter of the requested report relates to ordinary business matters-- specifically, management decisions regarding termination of employees and the evaluation of costs and risks from particular business activities.

Most recently, the Staff concurred in exclusion of ten identical proposals on Rule 14a-8(i)(7) grounds that the proposal related to the company's ordinary business operations, i.e., "management of the workforce." *See Bank of America Corp.* (Feb. 4, 2005); *The Black & Decker Corp.* (Feb. 4, 2005); *Citigroup Inc.* (Feb. 4, 2005); *Honeywell Int'l. Inc.* (Feb. 4, 2005); *JPMorgan Chase & Co.* (Feb. 4, 2005); *Mattel, Inc.* (Feb. 4, 2005); *SBC Communications Inc.* (Feb. 4, 2005); *Capital One Financial Corp.* (Feb. 3, 2005); *Fluor Corp.* (Feb. 3, 2005); *General Electric Co.* (Feb. 3, 2005) (together, the "***Recent Job Loss Letters***"). The Company seeks no-action exclusion of the same proposal, and based on the same "ordinary business" grounds, as in the Recent Job Loss Letters.

A. The Proposal Involves Ordinary Business Matters Because It Relates to Employment Decisions and Employee Relations.

Among the things specifically to be addressed in the Impact Statement is "the elimination of jobs within the Company . . . over the past five years, as well as any planned job cuts" and "[t]he decision-making process by which job elimination and job relocation decisions are made." This and other aspects of the Proposal implicate the type of fundamental and complex matters that are not proper for shareholder proposals because they involve tasks that are fundamental to management's ability to run a company on a day-to-day basis and delve too deeply into the complex day-to-day operations of a company. Accordingly, the Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) concurring that proposals addressing employment decisions and employee relations, including the termination of employees, constitute ordinary business matters.In *International Business Machines Corp.* (Feb. 3, 2004, *recon. denied,* Mar. 8, 2004), a proposal requested that the company's board "establish a policy that employees will not lose their jobs as a result of IBM transferring work to lower wage countries." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that the proposal related to "employment decisions and employee relations." *See also Merck & Co., Inc.* (Feb. 9, 2001) (the Staff noted that the decision to dismiss certain employees related to ordinary business operations); *E*Trade Group, Inc.* (Oct. 31, 2000) (the Staff noted that the portion of the proposal relating to possible reductions in staff related to ordinary business operations). As with each of the precedents cited above, the Proposal addresses job elimination measures since it requests that the Impact Statement address "the elimination of jobs within the Company . . . over the past five years, as well as any planned job cuts" and "[t]he decision-making process by which job elimination . . . decisions are made." Thus, the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Is Excludable Because It Seeks an Evaluation and Report on the Costs of Ordinary Company Operations.

The Proposal also states that the Impact Statement should specifically address "[t]he estimated or anticipated cost savings associated with job elimination or relocation actions taken by the company over the past five years." This element of the Proposal does not address any significant policy issue, but instead implicates only the financial consequences, risks and benefits arising from the Company's workforce decisions. The supporting statement of the Proposal explicitly acknowledges that this is the intent of the Proposal, stating that "[w]e seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions."

It is well established that a proposal seeking detailed information on a company's assessment of financial risks and benefits of particular aspects of the company's operations does not raise a policy issue and instead delves into the minutiae and details of the ordinary conduct of business. For example, in *The Dow Chemical Co.* (Feb. 13, 2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that it related to an evaluation of risks and liabilities. Similarly, in *American International Group, Inc.* (Feb. 19, 2004), *Xcel Energy Inc.* (Apr. 1, 2003), and *Cinergy Corp.* (Dec. 23, 2002), the Staff concurred with the exclusion of shareholder proposals that requested reports disclosing the economic risks and benefits associated with certain company business activities. In each of these precedents, the Staff has concurred that proposals were excludable under Rule 14a-8(i)(7) when they related to the evaluation of economic risks and benefits. Because the Proposal here calls for a report on the costs and benefits of a particular action--job elimination or relocation actions taken by the Company over the past five years--it too is excludable under Rule 14a-8(i)(7).

C. Regardless of Whether the Proposal Touches upon Significant Social Policy Issues, the Entire Proposal Is Excludable Due to the Fact That It Distinctly Addresses Ordinary Business Matters.

We believe that the well-established precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-(i)(7). We recognize that the Staff has concluded that certain employment-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Nevertheless, the Staff has also consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, in *General Electric Co.* (Feb. 10, 2000), the Staff concurred that the company could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters, i.e., the choice of accounting methods. *See also Medallion Financial Corp.* (May 11, 2004) and *Wal-Mart Stores, Inc.* (Mar. 15, 1999), where the Staff noted that the proposals appeared to relate to both extraordinaryand ordinary , where the Staff. business matters.We do not believe that it is necessary to consider whether that aspect of the Proposal (i.e., paragraph 2 in the itemized description of the Impact Statement) raises a significant policy issue because the Proposal here also addresses the ordinary business issue of job loss or job elimination as a distinct and separate element. For example, the first paragraph of the resolution describes the proposed Impact Statement as providing information "relating to the elimination of jobs within the Company *and/or* the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts *or* offshore relocation actions." Likewise, the itemized description of the Impact Statement in the Proposal addresses job loss as a separate event from job relocation, and calls for information on each. Thus, regardless of whether the part of the Proposal addressing relocation of jobs to foreign countries is considered to implicate a significant policy issue, under well-established precedent, the entire proposal may be excluded because--as analyzed above--it also addresses ordinary business matters under Rule 14a-8(i)(7).

Likewise, the fact that one of the items that the Proposal requests the Company to report on relates to executive compensation does not remove the Proposal from the scope of Rule 14a-8(i)(7). The Staff consistently has permitted the exclusion of this type of proposal where, although executive compensation is implicated, the proposal also addresses ordinary business matters. For example, in *Wal-Mart Stores, Inc.* (Mar. 17, 2003), the Staff concurred with the exclusion of a proposal requesting that the company's board of directors take into account increases in the percentage of employees covered by the company's medical health insurance plan in determining senior executive compensation. In agreeing with exclusion of the proposal, the Staff noted that "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." As discussed above, this prong of the Proposal does not affect the fact that the Proposal fundamentally addresses job loss and job termination decisions and that another prong of the Proposal addresses an assessment of economic costs and benefits.

Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding employment decisions and employee relations, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

Request for Waiver of the 80 Day Requirement

Rule 14a-8(j) requires a company to file its reason for excluding a proposal from its proxy statement no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) does allow a company to submit its reason after 80 calendar days upon its demonstration of "good cause."

The Company believes that it has "good cause" for the delay. Based on available Staff precedent, the Company had initially determined not to submit a no-action request to the Staff. However, in light of the Recent Job Loss Letters discussed above, including the fact that these letters addressed proposals identical to the Proposal, the Company determined that it would be appropriate to seek no-action relief. The Company intends to finalize the 2005 Proxy Statement and form of proxy for printing on or about March 11, 2005 and to file its definitive 2005 Proxy Statement on or about March 18, 2005. Given the precedent of the Recent Job Loss Letters, and the identical nature of the proposals, the Company believes that the Staff will not be unduly burdened by this request and we hope will have adequate time to consider the arguments presented above. In addition, the Company does not believe that the Proponent will be prejudiced or harmed by the waiver since the Proponent was already aware of the same Rule 14a-8(i)(7) "ordinary business" argument from five of the Recent Job Loss Letters, where it was also the Proponent. *See Citigroup Inc.* (Feb. 4, 2005); *JPMorgan Chase & Co.* (Feb. 4, 2005); *Mattel, Inc.* (Feb. 4, 2005); *Capital One Financial Corp.* (Feb. 3, 2005); *General Electric Co.* (Feb. 3, 2005). The Proponent's awareness of this argument is further illustrated by the fact that the Proponent has had the opportunity to make its views on the identical proposal known to the Staff and has on five occasions submitted responses to the Staff presenting its counter-arguments to each company's request for no-action relief. *Id.* Because of the facts described above, the Company respectfully requests a waiver of the 80-day requirement.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:smg
Enclosures

cc: Sean O'Ryan, United Association, Via Email and Overnight Courier
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

AT&T

ATTCORP (T)

ONE ATTWAY
BEDMINSTER, NJ 07921
908. 221.2000
http://www.att.com/

NO ACT

Filed on 02/21/2001

PA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2001

John W. Thomson
Senior Attorney
AT&T Corp.
295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920

Act 1934
14A-8
2-21-2001

Re: AT&T Corp.
Incoming letter dated December 21, 2000

Dear Mr. Thomson:

This is in response to your letter dated December 21, 2000 concerning the shareholder proposal submitted to AT&T by MMA and MMA Praxis Mutual Fund Family; Christian Brothers Investment Services, Inc.; General Board of Pension and Health Benefits of the United Methodist Church; Sisters of St. Joseph; Benedictine Sisters of San Antonio; Catholic Health East; Church of the Brethren Benefit Trust; and Reformed Church in America. We also have received a letter on the proponents' behalf dated February 16, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: MMA and MMA Praxis Mutual Fund Family and co-proponents
c/o Mark A. Regier
SRI Research and Advocacy Coordinator
MMA Praxis Mutual Funds
1110 North Main Street
Goshen, IN 46527

February 21, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 21, 2000

The proposal requests that AT&T prepare a report reviewing AT&T's policies for involvement in the pornography industry and an assessment of certain liabilities, and that the report include information specified in the proposal.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the nature, presentation and content of cable television programming). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AT&T relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

AT&T

John W. Thomson
Senior Attorney

295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920
908 221-7325
FAX 908 221-4408

December 21, 2000

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
MMA and MMA Praxis Mutual Fund Family
(Primary Filer), Christian Brothers
Investment Services, Inc. (Co-filer), General
Board of Pension and Health Benefits of The
United Methodist Church (Co-filer), Sisters
of St. Joseph (Co-filer), Catholic Health
East (Co-filer), Benedictine Sisters (Co-
filer), Church of the Brethren Benefit Trust
(Co-filer) and Reformed Church in America
(Co-filer)

Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2001 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Mark A. Regier for MMA and MMA Praxis Mutual Fund Family (Primary Filer), Frank Coleman for Christian Brothers Investment Services, Inc. (Co-filer), Vidette Bullock Mixon for General Board of Pension and Health Benefits of The United Methodist Church (Co-filer), Sister Pat Kelly for Sisters of St. Joseph (Co-filer), C. Kent Russell for Catholic Health East (Co-filer), Sister Susan Mika for Benedictine Sisters (Co-filer), William

Thomas for Church of the Brethren Benefit Trust (Co-filer) and John Paarlberg for Reformed Church in America (Co-filer) by letter received by the Company on November 28, 2000 (collectively, the "Proponent"). Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Company would appreciate the Staff's response to its request prior to January 17, 2001 which is the scheduled date of the meeting of the Company's Board of Directors at which it is currently expected that the Proxy Materials will be approved. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on approximately March 29, 2001.

The Proposal requests that "AT&T prepare a report reviewing Company policies for involvement in the pornography industry and an assessment of the potential financial, legal, and public relations liabilities. The report shall:

1) outline the business case for the company's increasing distribution of pornography.
2) place AT&T's pornography operations in the context of existing social and environmental commitments and the Company's understanding of corporate social responsibility.
3) review policies governing content decision-making for AT&T's cable operations.
4) assess the potential financial liabilities posed by possible violations of local obscenity laws and lawsuits from individuals and communities.
5) describe potential legal issues related to the Company's connection to the pornography industry, including obscenity law violation, distributing pornography to minors, and possible collusion with organized crime in the sex industry.

The report shall be prepared at reasonable cost, and may omit confidential information and shall be made available to shareholders by May 2001."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) SINCE THE PROPOSAL RELATES TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the Company's ordinary business operations." The Company through its subsidiary, AT&T Broadband, LLC ("AT&T Broadband"), is engaged in cable television programming. An integral part of this business is the selection of products offered for distribution on its cable television stations. The fact that the Proposal deals with a subject that touches on a social policy issue does not change the fact that product selection is part of the Company's ordinary business operations. The Staff has consistently taken the position that the sale of a particular category of products and services, whether socially controversial or not, is part of a company's ordinary business operations. See CVS Corporation, March 2, 1998 (proposal to stop selling cigarettes unless stores implement FDA regulations restricting youth access); Walgreen Co., September 29, 1997 (proposal to stop selling tobacco products); Kmart Corporation, February 23, 1993 (proposal to terminate sale of adult media products); Kmart Corporation, March 13, 1992 (proposal to terminate sale of periodicals containing certain content); and USX Corporation, January 26, 1990 (proposal to cease sales of adult products). Furthermore, the Staff has taken the position that proposals dealing with "the nature, content or presentation of products and programming" are considered a matter that relates to ordinary business operations. See General Electric, January 21, 1998; Time Warner Inc., February 24, 1997; General Electric, February 2, 1993; Time Incorporated, May 24, 1989; and Capital Cities/ABC Inc., March 23, 1987.

The Proposal concerns the selection of products that the Company offers and thus clearly falls within matters relating to the conduct of the Company's ordinary business operations. Although the Proposal requests the preparation of a report, and does not request that specific action be taken regarding distribution of a product, the Proposal, according to the Division, is still excludable under 14a-8(i)(7). See Release No. 34-20091, August 16, 1983, which states that where the shareholder proposal requests the registrant to prepare a report on, or form a special committee to study, its business, the Staff would only "consider whether the subject matter of the special report or committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)" (predecessor of Rule 14a-8(i)(7)).

The Staff has recently concurred on numerous occasions that proposals relating to the preparation of a report concerning ordinary business matters falls under the realm of ordinary business operations of a company and are therefore excludable under Rule 14a-8(i)(7). See Wal-mart Stores, Inc., September 27, 2000 (prepare a report to ensure the company does not purchase from certain suppliers); Wal-mart Stores, Inc., March 15, 1999 (*id.*); Kmart Corp., March 12, 1999 (*id.*); Warnaco Group, Inc., March 12, 1999 (*id.*); and Chrysler Corp., February 18, 1998 (report to shareholders based on review of company's international code/standards).

Accordingly, the Company believes that the Proposal addresses matters within the scope of its ordinary business operations and that therefore the Proposal may be omitted under Rule 14a-8(i)(7).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) SINCE THE PROPOSAL IS CONTRARY TO THE COMMISSION'S PROXY RULE 14a-9 WHICH PROHIBITS MATERIALLY FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS

Rule 14a-8(i)(3) provides that a proposal may be omitted if it "is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides examples of statements that may be misleading, including, in Note (b) "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Proposal suggests improper, illegal and immoral conduct by the Company, and impugns the character and integrity of the Company and its employees. The Proposal contains statements which either imply or strongly suggest, without any factual basis, that the Company is "engaged in a constant escalation of explicit content" with "even more graphic offerings to follow"; is engaged in "increasing distribution of pornography"; is "distributing pornography to minors"; and is engaged in "collusion with organized crime in the sex industry." These statements are made without any factual foundation and only serve to impugn the character, integrity and personal reputation of Company.

The Company's actual policy regarding cable programming is a responsible and ethical one. According to an excerpt from a letter dated August 1, 2000 (which is attached) from Rob Stoddard, Senior Vice President - Public Relations of AT&T Broadband, to Mark Regier, SRI Research and Advocacy Coordinator, the Company's policy regarding adult pay-per-view programming choices is as follows:

> "From our point of view at AT&T Broadband, issues regarding programming content boil down to two key elements: *choice* and *control*. Our customers tell us consistently that they strongly value a wide *choice* in the programming options that are available to them. … Advances in technology also are enabling us to fulfill on that second element of consumer demand: customer *control* over the programs and content that can be viewed in the customer's home. The "parental lock" mechanism that's available through our digital video technology assures that parents and other family members can block out literally any channel in our line-up that is deemed objectionable or inappropriate for family viewing. … For customers who determine that control opportunity inadequate, we further offer to send a representative to install outside of their residence a "trap," which can stop a channel signal from being fed into their cable box in the first place."

In addition, AT&T Broadband has adopted an Employee Handbook dated January 2001 which specifies the values which AT&T Broadband employees are expected to fulfill. The Handbook states, at p. 62, that "[a]s a provider of broadband service, you, and the company must meet all federal, state and local regulations. Some laws relating to our industry that affect … programming content … are described below." (See attached excerpt from Handbook).

In light of the foregoing, the Company believes the Proposal is false and misleading and is, therefore, excludable Rule 14a-8(i)(3).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(6) SINCE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL

Under Rule 14a-8(i)(6) proposals may be omitted from a company's proxy materials "if the company would lack the power or authority to implement the proposal." The Proposal requests that a report be prepared and made available to shareholders by May 2001. If the Proposal is included in the Company's Proxy Materials, the annual shareholders meeting at which the Proposal will be voted on is scheduled to occur in late May 2001. The Proposal does not give the Company any time to prepare and deliver a report to its shareholders by May 2001. Accordingly, the Company does not have the ability to effect the proposed report by the date requested by the Proponent. Since the Company does not have the power to implement the Proposal, it should be excluded under Rule 14a-8(i)(6).

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2001 Proxy Materials under Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson
Senior Attorney

Enclosures

February 16, 2001

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Jonathan Ingram, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to AT&T Corp

Dear Sir/Madam:

I have been asked by Mennonite Mutual Aid, the Mennonite Mutual Aid Praxis Funds, the Christian Brothers Investment Services, Inc., the General Board of Pension and Health Benefits of the United Methodist Church, the Sisters of St. Joseph (Mount St. Joseph Convent), the Benedictine Sisters of San Antonio, Catholic Healthcare East, the Church of the Brethren Benefit Trust and the Reformed Church in America (which institutional investors are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of AT&T Corp. (hereinafter referred to as "AT&T" or the "Company"), owning in the aggregate more than 1,600,000 shares of common stock of AT&T, and who have jointly submitted a shareholder proposal to AT&T, to respond to the letter dated December 21, 2000, sent to the Securities & Exchange Commission by the Company, in which AT&T contends that the Proponents' shareholder proposal may be excluded from the Company's year 2001 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(6).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in AT&T's year 2001 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests the Company's Board to prepare a report for shareholders "reviewing Company policies" with respect to its "involvement in the pornography industry".

RULE 14a-8(i)(3)

The Company has a laundry list of five phrases (top of page 5 of the Company's letter) to which it objects, but it is noteworthy that the Company does not actually deny the truth of any of these phrases. Instead, it states that they are without factual foundation and then proceeds to quote from policy handbooks, none of which deny the veracity of the Proponents' assertions.

This is not surprising, since the statements made are all true. As background, it should be noted that last May AT&T agreed to carry the "Hot Network" on its cable system, which, following two $50 billion acquisitions, is the largest cable system in America, with about 16 million customers. The following information about the Hot Network is taken from a *Wall Street Journal* article which appeared on November 28, 2000:

> Though no one in the industry wants to talk about it publicly, cable operators are finding that the old adage is true: sex sells. And one of the biggest providers of explicit sex on television these days is Vivid Entertainment Group.
>
> Launched in 1984 by two colleagues at a porn-video company, Vivid last year snapped up a little-known cable-TV channel called the Hot Network . . . .
>
> Vivid got its biggest boost in May, when AT&T Corp. agreed to carry the Hot Network on its digital systems. That move sparked an outcry among porn critics. . . .
>
> The sudden surge in cable porn is a sharp reversal of longstanding practice. For years, cable executives shunned hard-core fare because they didn't want regulators and local communities to protest, possibly challenging their right to a franchise. . . .
>
> Vivid's brand of porn – thinly plotted films featuring close-ups of people having vigorous sex, interspersed with dialogue – is purchased on a pay-per-view at two to four times the rate of softer porn, which dances around the deed.

There thus does exist a factual foundation for the first three, at least, of the phrases objected to by the Company. As far as the final two phrases – "distributing pornography to minors" and "organized crime in the sex industry – are concerned, it should be pointed out that the shareholder proposal merely calls for the Company to "describe" the "legal issues", if any, which might arise with respect to the Company's pandering of pornography. Thus, no accusation is being made by the mere request for a report on possible legal exposure.

Nevertheless, it is self-evident that such issues may exist. Thus, with respect to the ability of children to access AT&T's pornographic programs, we wish to point out that the so-called safeguards which the Hot Network claims to have in place are clearly far from foolproof. As noted in the second whereas paragraph of the proposal, last year the "safeguards" failed utterly in Iowa City where the Hot Network was temporarily made available for everyone to view who was a cable subscriber. We also believe that the Staff can take "judicial notice" of the fact that organized crime has had widespread influence and control of the sex industry. But, as just a random example, we are pleased to refer the Staff to the January 11, 1997, edition of *The Providence* [Rhode Island] *Journal-Bulletin*, which described the guilty plea to Federal conspiracy charges of Kenneth Guarino, saying that "Kenneth Guarino, whose multimillion-dollar erotic empire [centered in Rhode Island] has gone global, is going to prison". The article went on to state:

> Yesterday's plea agreement said Guarino, 47, and his business interests have been controlled for years by a top-ranking member of the New York based Gambino crime family, Natale Chris Rchichi.

It is therefore clear that not one of the five phrases to which AT&T objects can possibly be deemed a violation of Rule 14a-9.

RULE 14a-8(i)(7)

The various no-action letters principally relied on by AT&T, namely the CVS, the Walgreen, the two Kmart and the USX letters, involved, in each case, a passive retailer merely passing on to the general public pre-packaged goods, such as cigarettes, which were sold in their original package. They had no association with the contents of those packages and were not "providers" of that content. This is not the case with respect to cable operators, who have a much more intimate connection to the contents of their programing, even when the shows are technically made by third parties. They are deemed by the public to be the providers of the content seen on the television channel. Thus, it is not surprising that the Staff has held that the provision of pornographic content "is a matter of business policy" and not "a matter which may be considered as relating to the Company's ordinary business operations". American Broadcasting Companies, Inc. (March 5, 1980).

Furthermore each of the three letters cited by the Company which did involve selling pornography (the other two involved selling tobacco) involved the sale of soft porn, which is readily available almost everywhere. In contrast, the Hot Network purveys hard core pornography, which is usually available only in limited special outlets, and which is subject to considerable government control and regulation, as in New York City which has strict zoning and which requires stores to limit the space devoted to hard core products.

Finally, the five letters cited at the conclusion of the first paragraph of the Company's (i)(7) argument have no persuasive value. The Proponents' shareholder proposal deals with a major societal problem, one which both the courts and the legislatures have tried, often with little success, to grapple with. The pandering of hard core pornography by AT&T thus raises an important policy issue for that registrant. In contrast, the issues raised in the two General Electric, the two Time and the Capital Cities letters were mundane in nature. One involved the image created by Porky Pig, another involved a specific movie and the remaining three were basically about providing good role models for various groups. In contrast, the instant proposal raises an important policy matter which is appropriate for both shareholders and the Board to address. Thus, it is not surprising that the Proponents' shareholder proposal was the subject of a short article in the December 18, 2000, edition of *Barrons*.

For the foregoing reasons, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(6)

Of course, it is not impossible for the Company to comply with the deadline, merely difficult. Thus, Rule 14a-8(i)(6) is inapplicable.

Nevertheless, since the Proponents do not consider the exact date to be a material element of their proposal, they are more than willing to accommodate the Company by changing the date to a mutually agreeable one, such as October, 2001.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at (thru February 24) 941-349-6164 (phone and fax) with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at (thru February 24):

Apt 402C
5770 Midnight Pass Road
Sarasota, FL 34242

After March 1, and throughout the month of March, the undersigned may be reached at 949-673-5223 (both phone and fax), or by mail or express delivery at:

134 Opal Street
Balboa Island, CA 92662

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: John W. Thomson
All proponents
Sister Valerie Heinonen

MEAD CORP

MEAD WORLD HEADQUARTERS
COURTHOUSE PLZ NORTHEAST
DAYTON, OH 45463
937. 495.4439

NO ACT

Filed on 01/31/2001

JC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT
P.E. 12-11-1
1-2267

DIVISION OF
CORPORATION FINANCE

01 00 5346

January 31, 2001

David J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, N.Y. 10036-6522

Act 1934
Section
Rule 14A-8
Public Availability 1-31-2001

Re: The Mead Corporation
Incoming letter dated December 11, 2000

Dear Mr. Friedman:

This is in response to your letters dated December 11, 2000 and January 23, 2001 concerning the shareholder proposal submitted to Mead by Domini Social Investments. We also have received letters on the proponent's behalf dated January 15, 2001 and January 25, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Adam Kanzer
Domini Social Investments
536 Broadway, 7th Floor
New York, N.Y. 10012-3915

PROCESSED
FEB 14 2001
THOMSON
FINANCIAL

P

January 31, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Mead Corporation
Incoming letter dated December 11, 2000

The proposal requests that the board of directors report on the current status of the issues raised in Pure Profit as they affect Mead, including a description of Mead's liability projection methodology and an assessment of other major environmental risks, such as those created by climate change.

There appears to be some basis for your view that Mead may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. We note in particular that the proposal appears to focus on Mead's liability methodology and evaluation of risk. Accordingly, we will not recommend enforcement action to the Commission if Mead omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Mead relies.

Sincerely,

Keir D. Gumbs
Attorney-Advisor

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

FIRM/AFFILIATE OFFICES

BOSTON
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TORONTO

Rule 14a-8(i)(3) and Rule 14a-8(i)(7)

December 11, 2000

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Domini Social Investments for Inclusion in The Mead Corporation's 2001 Proxy Materials

Ladies and Gentlemen:

The Mead Corporation (the "Company") has received a shareholder proposal (attached hereto as Exhibit A and referred to herein as the "Proposal") requesting that the Board of Directors "prepare by six months after the stockholders meeting (at reasonable expense and excluding proprietary information) a report on the *current* status of the issues raised in Pure Profit as they affect our company. Included in this report should be a description of Mead Corporation's own liability projection methodology (if different) and an assessment of other major environmental risks, such as those created by climate change." (emphasis in original). Such Proposal has been received from Domini Social Investments (the "Proponent").

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal from the Company's proxy materials for the 2001 annual meeting of shareholders (the "2001 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing to request that the Division confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Proposal is omitted. We have been advised by the Company as to the factual matters set forth herein.

<u>Summary</u>

It is the Company's belief, with which we concur, that the Proposal may be omitted from the 2001 Proxy Materials because (i) the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials (Rule 14a-8(i)(3)); and (ii) the Proposal deals with a matter relating to the Company's ordinary business operations (Rule 14a-8(i)(7)).

<u>Discussion</u>

A. <u>Rule 14a-8(i)(3)</u>

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Set forth below are the statements in the Proposal's preamble which are believed to be false and misleading.

First, the seventh bullet of the Proposal's preamble is misleading in that it misrepresents certain information presented in the report on which the Proposal is based, <u>Pure Profit: The Financial Implications of Environmental Performance</u> (attached hereto as Exhibit B and referred to herein as "Pure Profit"). The seventh bullet of the Proposal's preamble states that the present value of the future costs and liabilities for environmental risks "(discounted at average industry capital costs) was for most of the 13 companies analyzed over 5% – and for three companies over 10% – of then-current market capitalization." However, Figure A on page xi and Figure 23 on page 46 of Pure Profit show that, for the 13 U.S. pulp and paper companies analyzed, the most likely aggregate financial exposure to pending environmental issues, as a percentage of current market value, was less than 5% for six companies and more than 5% for seven companies. Accordingly, it is misleading to state that "*most* of the 13 companies analyzed over 5%" when the most likely outcome for almost half of the companies analyzed showed that the expected impact of environmental issues on each company's share value was less than 5%. (emphasis added).

Second, the ninth bullet of the Proposal's preamble is misleading in that it states that "[l]iabilities of the magnitude identified and discussed by the Pure Profit report could, we believe, have major impacts on corporate earnings and dividends, cause a company's insurance rates to escalate, and jeopardize a company's bond credit ratings, thereby significantly increasing borrowing costs for any company so affected," without citing any supporting authority for such factual statement.

Finally, the tenth bullet in the Proposal's preamble makes the unsupported and unfounded statement that "[o]ur company, even though it must be aware of the exposures suggested by the Pure Profit report, has not comprehensively disclosed or discussed them with shareholders." Such assertion suggests that the Company does not comply with current rules and standards governing disclosure of environmental risks. Accordingly, such assertion creates a false or misleading impression of the Company since it implicates the Company in improper, illegal or immoral conduct without factual foundation. Therefore, such assertion makes the Proposal excludable based upon Note (b) of Rule 14a-9, which states the following as an example of what may be misleading within the meaning of the Rule, "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

In light of the foregoing, the Company believes that the Proposal is false and misleading and is, therefore, excludable from the 2001 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

B. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this Rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations.

In Exchange Act Release No. 34-20091 (August 16, 1983), the Securities and Exchange Commission (the "Commission") specifically addressed the issue of the excludability under Rule 14a-8(c)(7) (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to the Rule if the subject matter of the special report involves a matter of ordinary business.

The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

Nevertheless, while proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7), proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. Exchange Act Release No. 12999 (November 22, 1976); Exchange Act Release No. 40018 (May 21, 1998).

The Proposal would require preparation of "a report on the *current* status of the issues raised in Pure Profit as they affect our company. Included in this report should be a description of Mead Corporation's own liability projection methodology (if different) and an assessment of other major environmental risks, such as those created by climate change." (emphasis in original). Pure Profit essentially outlines "a methodology that investors and analysts could use to evaluate how uncertainties associated with future environmental issues can be translated into financial terms and integrated into established decision-making frameworks." Pure Profit at vii. To demonstrate why evaluating environmental issues should be a central part of investment analysis, Pure Profit applies this methodology to 13 companies in the U.S. pulp and paper sector, including the Company.

The methodology presented in Pure Profit begins with the identification of significant environmental issues in the pulp and paper industry and the formulation of scenarios representing favorable and unfavorable outcomes with respect to such issues. The following are the three main categories of issues for which Pure Profit created scenarios: (i) pending air and water quality regulations that will affect pulp and paper manufacturing processes; (ii) regulatory and market developments that will influence future fiber availability; and (iii) climate policies that may affect energy prices and timberland asset values. Pure Profit at 7. Pure Profit then focuses on the differing exposure of the 13 companies examined to the environmental issues for which scenarios were created and estimates, issue-by-issue, the financial impacts on each company should particular scenarios occur.

In addition, Pure Profit discusses the applications of its methodology by investment professionals and environmental managers, other managers and chief financial officers. For example, Pure Profit notes that (i) environmental managers could use the approach to calculate environmental exposures and risks, to help identify the best environmental controls or as a comparison tool with respect to competitors and (ii) managers and chief financial officers could use the approach to gauge how much to spend on self-insurance. Pure Profit at 49.

As demonstrated by the foregoing, the Proposal deals with matters relating to the Company's ordinary business operations and raises no significant social policy issues. The Proposal does not request that the Company support principles regarding protection of the environment, nor does it request that the Company take any action that might address environmental degradation. Instead, the Proposal seeks a report merely evaluating the Company's future environmental risks in financial terms. The standard with regard to exclusion of a proposal pursuant to Rule 14a-8(i)(7) is not whether the proposal may be construed as tangentially relating to a significant social policy issue, but whether the proposal requests action in furtherance of a significant social policy issue. The Proposal requests no action in furtherance of a significant social policy issue. Evaluation of environmental risks in financial terms is a fundamental part of the Company's day-to-day operations and involves a multitude of complex considerations.

In the "no-action" letters, CIGNA Corporation (February 10, 1998) and American International Group, Inc. (March 17, 1998), the Staff found some basis for the view that proposals analogous to the instant Proposal were excludable under Rule 14a-8(c)(7) (the predecessor to the current Rule 14a-8(i)(7)). The proposal in CIGNA Corporation requested "the Board of Directors to review (at reasonable cost and omitting proprietary information) and make available to shareholders by August 1998 a report on our company's anticipated liabilities due to property loss and/or healthcare costs potentially caused by climate change." The proposal in American International Group, Inc. requested "the Board of Directors to make available (at reasonable cost and omitting proprietary information) a report on (1) the company's anticipated property and/or health care loss liabilities potentially caused by global warming and (2) how the company's public policy stance on global warming relates to its loss prevention activities." In taking "no-action" positions in both of the foregoing letters, the Staff noted in particular that the proposals appeared to focus on the company's "evaluation of risk for the purpose of setting insurance premiums."

Similarly, the instant Proposal focuses on the evaluation of environmental risk for the purpose of measuring the Company's financial exposure to such risk. The proposals in CIGNA Corporation and American International Group, Inc. and the instant Proposal are focused on the mundane, bottom-line financial impact of potential risks on particular companies. See also Carolina Power and Light Company

(March 8, 1990) (allowing exclusion of a proposal under Rule 14a-8(c)(7) because it requested preparation of a report related to the conduct of ordinary business operations of the company, "i.e., specific and detailed data about the Company's nuclear power plant operations, including regulatory compliance, safety, emissions and hazardous waste disposal and specific detailed cost information relating thereto"). Based on the foregoing, the Company believes that the Proposal is excludable because it deals with a matter relating to the Company's ordinary business operations.

In addition to the foregoing, the Staff has consistently allowed omission of proposals involving the format and content, beyond legal requirements, of a company's reports to shareholders because such proposals relate to the conduct of ordinary business. See, e.g., International Business Machines Corporation (January 19, 1999) (allowing omission of a proposal because it would, if implemented, specify additional disclosures in the company's proxy materials); ConAgra, Inc. (June 10, 1998) (allowing omission of a proposal because it would, if implemented, require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports); Circuit City Stores, Inc. (April 6, 1998) (same); General Motors Corporation (February 28, 1997) (allowing omission of a proposal recommending disclosure of taxes paid and collected by the registrant in the annual report); WPS Resources Corp. (January 23, 1997) (allowing omission of a proposal requesting additional disclosure of the costs of registrant's "quality program"); E.I. du Pont de Nemours and Company (January 31, 1996) (allowing omission of a proposal requiring registrant to disclose in the annual report certain cost information relating to product and environmental liability, employee medical benefits and compliance with environmental regulations); Pacific Telesis Group (January 30, 1992) (allowing omission of a proposal calling for disclosure in a Summary Annual Report of certain information relating to subsidiaries and investments).

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. See, e.g., WPS Resources Corp. (January 23, 1997); American Telephone and Telegraph Company (January 29, 1993); American Stores Company (April 7, 1992); Potomac Electric Power Company (March 1, 1991); Pacific Gas and Electric Company (December 13, 1989); Minnesota Mining and Manufacturing Company (March 23,

1988); Arizona Public Service Company (February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. American Telephone and Telegraph Company (January 29, 1993); Arizona Public Service Company (February 22, 1985).

While the Proposal does not require that the requested information be included in any of the Company's periodic reports, it does essentially require supplemental disclosure, beyond legal requirements, of the type of information already regulated by the Commission. The Commission regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies. The Commission's rules and regulations govern disclosure of not only material information about current conditions affecting a company but also any known risks and uncertainties that might have future material financial impact on such company. Whether to disclose information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. Therefore, the Company believes that the Proposal is also excludable pursuant to the reasoning of the foregoing "no-action" letters.

For the reasons set forth above, the Company believes that the Proposal may be omitted from the 2001 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2001 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to the Proponent. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman/KEK

David J. Friedman

Attachment

cc: Sue K. McDonnell
(The Mead Corporation)

Adam Kanzer
Domini Social Investments
536 Broadway, 7th Floor
New York, N.Y. 10012-3915
(by certified mail, return receipt requested)

Bruce Herbert
Newground Investment Services
1326 N. 76th St.
Suite 100
Seattle, WA 98103
(by certified mail, return receipt requested)

WAL*MART

WAL MART STORES INC (WMT)

702 SOUTHWEST 8TH ST
BENTONVILLE, AR 72716
501. 273.4000
http://www.walmart.com/

NO ACT

NO ACTION LETTER
Filed on 03/15/1999 - Period: 02/10/1999
File Number 001-06991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

G PC

DIVISION OF
CORPORATION FINANCE

March 15, 1999

Allison D. Garrett
Assistant General Counsel
Wal-Mart Stores, Inc. Legal Team
702 S.W. 8th Street
Bentonville, AR 72716-8315

1934
14A-8
3-15-99

Re: Wal-Mart Stores, Inc.
Incoming letter dated February 10, 1999

Dear Ms. Garrett:

This is in response to your letter dated February 10, 1999 concerning the shareholder proposal submitted by the General Board of Pension and Health Benefits of the United Methodist Church and twenty-one other stockholders to Wal-Mart. We have also received a letter from the proponents' counsel dated February 26, 1999. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon

Catherine T. Dixon
Chief Counsel

Enclosures

cc: Paul M. Neuhauser, Esq.
3485 Richard Circle, S.W.
Iowa City, Iowa 52240

March 15, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated February 10, 1999

The proposal requests the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission on which Wal-Mart relies.

Sincerely,

Theresa Regan
Attorney-Advisor

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8315
PHONE: 501-277-2345
FAX: 501-277-5991

ALLISON D. GARRETT
Assistant General Counsel
KAREN DEMORY
Paralegal
DAVID LINDSEY
Paralegal

February 10, 1999
VIA OVERNIGHT COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Omission of Shareholder Proposal

Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "Company" or "Wal-Mart"), is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Commission of the Company's intention to exclude a shareholder proposal (the "Proposal") from its 1999 proxy materials for its Annual Meeting of Stockholders. The Proposal was submitted by the General Board of Pension and Health Benefits of the United Methodist Church and 21 other stockholders. A copy of the Proposal is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter are enclosed.

The Proposal provides as follows:

"Resolved: The shareholders request that the Board of Directors prepare a report at reasonable expense describing Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. This report will be made available by November, 1999.

We believe the report should include a description of:

Wal-Mart's Standards for Vendor Partners requires its vendors to:

- comply with all applicable laws;
- fairly compensate employees at the higher of legally required minimum wages or the prevailing industry wages;
- maintain reasonable work hours;
- maintain employment on a voluntary basis;
- base employment on an individual's ability to do the job, not on the basis of personal characteristics or beliefs;
- maintain a safe, clean and healthy workplace environment; and
- demonstrate a commitment to the environment.

In addition to requiring its vendors to comply with the Standards for Vendor Partners, Wal-Mart requires that the Standards be posted in all factories producing goods for Wal-Mart. Wal-Mart's Standards for Vendor Partners have been translated into several languages (Mandarin, Portuguese, Spanish, Thai, Turkish, Arabic and French) in addition to English for posting in factories. The Company has also established a toll-free number that is posted with the Standards in the factories so that any suspected violations of its Standards for Vendor Partners may be easily reported.

In conjunction with the establishment of the Standards for Vendor Partners, the Company established a factory inspection and certification program. Each year Wal-Mart's agents conduct onsite visits to inspect *every* factory that produces goods for which Wal-Mart is the importer of record. In a typical year, Wal-Mart's agents inspect approximately 3,500 factories.

A factory is automatically denied certification and Wal-Mart will not buy goods produced in that factory if any of the following are discovered:

- inadequate fire safety equipment;
- locked or blocked fire escapes;
- illegal child labor;

- evidence of forced labor or prison labor; or

- evidence of transshipment of goods (labeling showing an incorrect country of origin).

Certification is also denied if a factory's overall total assessed score falls below a passing score established by the Company. Factories are encouraged to correct deficiencies identified by the inspectors. To encourage continual improvements in the overall working conditions of the factories, the Company has raised the passing score several times since it adopted the inspection and certification program.

If inspectors discover the problems listed above at a supplier's factory, the Company will not place any orders with the vendor for any goods manufactured in the country where the factory is located. If such problems are encountered in factories in more than one country, Wal-Mart will not do any business with the vendor responsible for supplying goods from those factories. As a result of Wal-Mart's inspection and certification program, over 100 factories around the world are currently barred from producing merchandise for Wal-Mart.

The omission of shareholder proposals similar to the Proposal has been allowed by the Staff of the Commission under old Rule 14a-8(c)(10) (which provided for the omission of a proposal if the proposal had been rendered moot as a result of being substantially implemented) in every case where the issuer had set in place policies and procedures relating to the conduct of suppliers. In no-action letters to Nordstrom, Inc. (avail. February 8, 1995), The Gap, Inc. (avail. March 8, 1996) and Sears, Roebuck & Co. (avail. February 23, 1998), shareholder proposals substantially similar to the Proposal were deemed moot based on the fact that each company (i) already had sourcing policies, procedures and/or guidelines which governed the operations of its suppliers, (ii) monitored its suppliers and conducted on-site visits, and (iii) in certain instances, required each supplier to comply with the company's wage and labor laws. Wal-Mart's policies, procedures and practices are clearly analogous to those in place in each of the no-action letters cited above.

Based on the foregoing, the Proposal has been "substantially implemented" and may, therefore, be properly omitted from the Company's 1999 proxy materials in accordance with Rule 14a-8(i)(10).

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) (previously Rule 14a-8(c)(7)) ". . . is basically the same as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and directions of shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Commission Release No. 34-19135, n. 47 (October 14, 1982), quoting the testimony of Commission Chairman Armstrong at the Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong. 1st Sess., 118 (1957). Section 141(a) of the Delaware General Corporation Law (the corporation law of the jurisdiction in which Wal-Mart is incorporated) reflects this policy by providing ". . . the business and affairs of every corporation organized under this subchapter shall be managed by or under the direction of a board of directors . . . ."

In May 1998, the Commission amended its rules on shareholder proposals (Exchange Act Release No. 40018, May 21, 1998) (the "Release"). In the Release, the Commission stated that in analyzing proposals under the ordinary business exclusion it would return to the standard it had previously articulated in its 1976 Release. *See* Exchange Act Release No. 12999 (November 22, 1976). The Release notes that the policy underlying the ordinary business exclusion rests on two central themes. The first policy consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second policy consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into mattes of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Staff of the Commission has consistently recognized that decisions concerning the selection of and relationships with vendors and suppliers are matters of ordinary business. For example, the Company received a proposal for inclusion in its 1991 proxy materials requesting a report on certain of the Company's employment policies and a description of the Company's efforts to publicize its policies to vendors and suppliers and to purchase goods and services from minority and female-owned businesses. The Staff allowed the omission of the proposal, noting that "the proposal involves a request for detailed information on the composition of the Company's work force, employment practices and policies, and also on the Company's practices and policies for selecting suppliers of goods and services." Wal-Mart Stores, Inc. (available April 10, 1991). See also, Dayton Hudson Corp. (available March 12, 1996) (addressing, in part, policies and programs favoring the purchase of goods and services from minority and/or female-owned suppliers); American Brands, Inc. (available December 28, 1995) (addressing, in part, the purchase of goods and services from specified suppliers); and Wal-Mart Stores, Inc. (available April 10, 1992) (addressing, in part, the practices and policies for selecting suppliers of goods and services). Consistent with the policy considerations underlying Rule 14a-8(i)(7), the Staff has recognized that the selection of and business dealings with vendors and suppliers are matters relating to the conduct of ordinary business operations.

The Company's selection and retention of its substantial number of vendor partners involves a number of fundamental considerations, including, but not limited to, quality of products and/or services, competitive pricing, distribution, location, working conditions, compliance with Wal-Mart's vendor standards and regulatory compliance. These considerations are an integral part of Wal-Mart's daily ordinary business operations, include all the matters identified in the Proposal and are not matters within the competence of shareholders or which should be subject to direct shareholder oversight. Accordingly, the Proposal may properly be omitted from the Company's 1999 proxy materials in accordance with Rule 14a-8(i)(10).

Conclusion

In conclusion, the Company requests that the Staff confirm at its earliest convenience that it will not recommend any enforcement action if the Proposal is excluded from the Company's 1999 proxy materials. By copy of this letter, the proponents of the Shareholder Proposal are being notified of the Company's intention to omit the Proposal from its proxy materials.

Please call me at (501) 277-2345 if you have any questions or need additional information or as soon as a response from the Staff is available.

Sincerely,

Allison Garrett

Allison D. Garrett
Assistant General Counsel
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716-8315

Enclosures

Cc: Shareholder filers listed on Exhibit D

nike

NIKE INC (NKE)

ONE BOWERMAN DR
BEAVERTON, OR 97005-6453
503. 671.3173
http://www.nike.com/

NO ACT

NO ACTION LETTER
Filed on 07/10/1997 - Period: 05/20/1997
File Number 001-10635

GSI

July 10, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Nike, Inc. (the "Company")
Incoming letter dated May 20, 1997

The proposal requests that the board report on compliance with its code of conduct by independent contractors in foreign countries, including a proposed policy for the implementation of ongoing wage adjustments to ensure adequate purchasing power at a sustainable community wage level.

There appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(c)(7). In this regard, the Division notes that the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., principally employment-related matters). Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance upon rule 14a-8(c)(7).

Sincerely,

Frank G. Zarb, Jr.
Special Counsel

C00072 B

Via Federal Express

May 20, 1997

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

WASH, D.C. 351 SECTION

97 MAY 22 AM 11:00

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Omission of Shareholder Proposal Submitted by the General Board of Pension and Health Benefits of the United Methodist Church, the Missionary Oblates of Mary Immaculate, Informed Investors Group, Progressive Asset Management Inc., and Progressive Securities Investment Management

Ladies and Gentlemen:

This letter is to inform you, pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, that NIKE, Inc. ("NIKE") intends to omit from its proxy statement for its 1997 Annual Meeting of Shareholders a shareholder resolution and supporting statement (the "Proposal") submitted by the General Board of Pension and Health Benefits of the United Methodist Church, the Missionary Oblates of Mary Immaculate, Informed Investors Group, Progressive Asset Management, Inc., and Progressive Securities Invesiment Management.

The Proposal, a copy of which is attached to this letter as Exhibit A, requests the Board of Directors to review and report on (1) a policy for ongoing wage adjustments for employees of contract manufacturers, and (2) monitoring and ensuring compliance by contractors with NIKE's Code of Conduct. The Code of Conduct, a copy of which is attached to this letter as Exhibit B, is a statement of business requirements NIKE imposes on contractors principally relating to employee working conditions, including compensation, benefits, working hours, age, health, and safety.

It is NIKE's opinion that the Proposal is excludable pursuant to Rule 14a-8(c)(7) because the Proposal relates to the ordinary business operations of NIKE. NIKE requests that the Division of Corporation Finance issue a response to this letter stating that it will not recommend enforcement action to the Commission if NIKE omits the Proposal from its 1997 proxy soliciting materials.

1. Employment-related Proposals are Excludable.

Rule 14a-8(c)(7) states that a proposal may be omitted from a proxy statement if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant." The Commission has stated that the policy underlying Rule 14a-8(c)(7) "...is basically the same as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Commission Release No. 34-19135, n.47 (October 14, 1982), quoting the testimony of Commission Chairman Armstrong at the hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong. 1st Sess., 118 (1957). See also Oregon Revised Statutes 60.301(2) (the law of the jurisdiction in which NIKE is incorporated) ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the board of directors....")

As described in Cracker Barrel Old Country Store, Inc. (available October 13, 1992), "the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations."

The Proposal clearly focuses on employment-related matters, specifically, policies and practices relating to working conditions, wages, and working hours for employees of contractors who manufacture products for NIKE. The determination of when and how to do business with particular contract manufacturers is a matter routinely dealt with by management as part of NIKE's day-to-day business operations. The ongoing selection and maintenance of its contractors involves numerous business negotiations and considerations, including, but not limited to, quality control, expertise, competitive pricing, working conditions, location, and regulatory compliance.

NIKE's industry-leading Code of Conduct, which was adopted in 1992 and is periodically reviewed and refined by management, is negotiated and incorporated into the manufacturing agreements NIKE enters into with contractors. The Code of Conduct seeks to ensure that contractors provide working conditions that in most cases exceed those required by other companies. Moreover, as part of day-to-day operations, hundreds of NIKE personnel located at contract factories are charged with monitoring and evaluating compliance. NIKE also has an internal compliance department to monitor compliance, and to coordinate audits of contractors by independent auditing firms.

NIKE believes that the regular review of its policies, practices, and compliance regarding contract manufacturer working conditions, compensation, benefits, working hours, age, health, and safety are an integral part of the ordinary daily business operations of NIKE. Accordingly, NIKE believes the Proposal may be excluded from its proxy statement.

2. Employment-related Proposals with Social Policy Concerns are Excludable.

The Proposal, which deals with employment-related issues, also arguably implicates questions of social or public policy, such as the economic conditions of the communities in which employees of contractors live and work. This does not change the result. In the Cracker Barrel letter, the Staff determined that "the fact that a shareholder proposal concerning a company's employment policies and practices for the general workforce is tied to a social issue will no longer be viewed as removing the proposal from the realm of the ordinary business operations of the registrant. Rather, determinations with respect to such proposals are properly governed by the employment-based nature of the proposal." According to the Staff, the motivating factor for this conclusion was the fact that the "line between includable and excludable employment-related proposals based on social policy considerations has become increasingly difficult to draw," with the lines drawn often seen as "tenuous, without substance and effectively nullifying the application of the ordinary business exclusion to employment related proposals." Thus, the Proposal should be excludable regardless of social policy issues embodied in the proposal.

3. Employment-related Proposals Relating to Suppliers are Excludable.

The ability of NIKE to exclude the Proposal is not affected by the fact that the Proposal relates to employment-related matters for NIKE's contract manufacturers and suppliers. In a no-action letter issued to Xerox Corp. (available February 29, 1996), the Staff allowed the omission of a shareholder proposal relating to a report to shareholders on adherence to basic human rights by the company's major overseas suppliers, affiliates and subsidiaries and implementation of compliance mechanisms such as certification, inspection and/or monitoring processes. The Staff rejected the argument by the proponent that "proposals with respect to a code of conduct governing employment practices of a company's suppliers should not be deemed to be within Cracker Barrel." The Staff considered the proposal to involve the ordinary business of the registrant because of the employment-related focus of the proposal. The Staff confirmed this conclusion in the recent no-action letter to Kohl's Corporation (available March 18, 1997). Accordingly, the Proposal should be excludable regardless of its application to NIKE's contract manufacturers.

4. Proposals for Reviews or Reports on Excludable Matters are Excludable.

Finally, the fact that the Proposal calls for a "review" and "report" on the matters noted does not remove it from being excludable under Rule 14a-8(c)(7). In Release No. 34-20091 (August 16, 1983) the Commission indicated that where a proposal requests a registrant to prepare a report on or form a special committee to study a segment of its business, the Staff would "consider whether the subject matter of the special report or committee involves a matter or ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." The Staff has subsequently issued no-action letters in respect of proposals requesting reviews and reports on employment-related matters. See, e.g., General Electric Corporation (available January 28, 1997); Kohl's Corporation (available March 18, 1997). The Proposal requests that NIKE review and report on matters that are employment-related and that deal with NIKE's ordinary business operations. Therefore, the Proposal may be omitted from NIKE's proxy statement.

5. Conclusion.

Based on the foregoing, NIKE believes that the Proposal may be omitted from the 1997 proxy statement because it relates to the conduct of the ordinary business operations of NIKE under Rule 14a-8(c)(7). We request a response from the Division of Corporation Finance that it will not recommend enforcement action to the Commission if NIKE omits the Proposal from its 1997 proxy soliciting materials.

By copy of this letter I am notifying the proponents of the Proposal of NIKE's intention to omit the Proposal from its 1997 proxy statement.

If you have any questions with respect to this matter, please contact me at (503) 671-3167. Thank you for your consideration.

Very truly yours,

John F. Coburn III
Assistant General Counsel
NIKE. Inc.
One Bowerman Drive
Beaverton. Oregon 97005-6453

Enclosures: 6 copies each of this letter. Exhibit A. and Exhibit B.

copy: General Board of Pension and Health Benefits of the United Methodist Church
Missionary Oblates of Mary Immaculate
Informed Investors Group
Progressive Asset Management. Inc.
Progressive Securities Investment Management

EXHIBIT A

RESOLUTION REQUESTING REPORT ON CODE OF CONDUCT COMPLIANCE PROPOSED FOR INTRODUCTION BY THE GENERAL BOARD OF PENSION & HEALTH BENEFITS OF THE UNITED METHODIST CHURCH AT THE 1997 ANNUAL MEETING OF NIKE, INCORPORATED

WHEREAS, the public is concerned about the conditions under which clothing and foot apparel they purchase are produced. Disturbing reports verify poor working conditions, marginal survival wages, and abuse of workers at some suppliers' plants.

We believe companies like Nike must take responsibility for any human rights or labor rights abuses in the plants where their products are manufactured. We commend Nike for taking several recent steps to address this responsibility, including strengthening its Code of Conduct; establishing an internal Labor Practices Department, acting to end child labor in the soccer ball industry in Pakistan and participating in the White House Apparel Industry Partnership. Despite these actions, ongoing problems in ensuring compliance with Nike's Code of Conduct continue. Reports persist of exploitative conditions and military suppression of workers' legitimate protest at Nike contractors near Jakarta, Indonesia.

The New York-based Vietnam Labor Watch (3/20/97) issued a report on working conditions in Vietnam, after a 16 day inspection of four plants which manufacture shoes for Nike. The report, cited in the Washington Post (3/28/97), documented an incident that occurred March 8 at Pou Chen Vietnam Enterprise, a Nike subcontractor. A floor manager forced 56 women to run around the plant in the hot sun, as punishment for wearing non-regulation shoes. Twelve fainted and were taken to the hospital. The floor manager was later dismissed.

Vietnam Labor Watch documented the average wage of workers at Nike suppliers plants in Vietnam is $1.60 for eight hours of work, and that it costs $2.10 to purchase three simple meals a day. Workers' pay stubs recorded excessive levels of overtime. Over 60% of the thirty-five employees interviewed for the report complained that when they did not meet their daily quota, they were forced to work extra hours without pay until reaching the quota . We believe all companies and their suppliers should pay employees a sustainable community wage, one that allows a worker to meet basic needs, set aside money for future purchases and earn enough discretionary income to participate in the support of the development of small businesses in a local community.

Nike can be a leader in this effort by enforcing strong supplier standards. Through the use of independent monitoring (as used by The Gap, Inc. in El Salvador), there can be greater assurance of adherence to Nike's Code of Conduct.

RESOLVED: Shareholders request the Board of Directors to report, without confidential information and at a reasonable cost, on compliance with its Code of Conduct by its contractors in the countries where it sources. The review should include:

1. A proposed timeline for the implementation of an independent monitoring process utilizing local non-governmental organizations, beginning in Indonesia and Vietnam;
2. A proposed policy for the implementation of ongoing wage adjustments to ensure adequate purchasing power at a sustainable community wage level;
3. A proposed process that ensures that suppliers adhere to Nike's Code of Conduct.

A summary of the review should be made available to shareholders by April, 1998.

C00077

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1600 20TH STREET, N.W.
WASHINGTON, D.C. 20009-1001
(202) 588-7724 • FAX: 588-7795
E-MAIL: CONH @ CITIZEN.ORG

10 June 1997

RECEIVED
97 JUN 10 PM 4:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

BY HAND

Re: Shareholder Proposal submitted to Nike, Inc.

Dear Counsel:

I write on behalf of the General Board of Pension and Health Benefits of the United Methodist Church, the Missionary Oblates of Mary Immaculate, Informed Investors Group, Progressive Asset Management, Inc. and Progressive Securities Investment Management (the "Proponents") to respond to the letter from counsel for Nike, Inc. ("Nike" or the "Company") dated 20 May 1997. Nike asks you to advise that no enforcement action will be recommended if the Proponents' resolution is omitted from the Company's proxy materials. For the reasons set out below, the Proponents submit that the Fund's resolution may not be omitted and respectfully ask you to advise Nike that the Division will recommend enforcement action if the resolution is omitted.

I. The Proponents' Proposal and Introduction.

The Fund's resolution asks Nike's board to prepare a report on the Company's "compliance with its Code of Conduct by its contractors in the countries where it sources," with the report to include--

• a proposed timeline for the implementation of an independent monitoring process utilizing local non-governmental organizations, beginning in Indonesia and Vietnam;

• a proposed policy for the implementation of ongoing wage adjustments to ensure adequate purchasing power at a sustainable wage level; and

• a proposed process that ensures that suppliers adhere to Nike's Code of Conduct.

The resolution asks that a summary of this review be made available to Nike shareholders by April 1998.

Nike seeks omission on the grounds that the proposal involves Nike's "ordinary business" and may thus be omitted under Rule 14a-8(c)(7). For the reasons set forth below, this exemption does not apply here.

II. The Policy Significance of Sourcing Under Rule 14a-8(c)(7).

A. The applicable legal standard.

This "ordinary business" exclusion is to be construed using a 1976 Release that accompanied that rule, Exchange Act Release No. 12999, 41 Fed. Reg. 52994 (1976). The standard is a two-part test that asks whether proposals involve business matters that are "mundane in nature" and also "do not involve any substantial policy or other considerations." Courts have uniformly applied that standard. *New York City Employees' Retirement System v. SEC*, 45 F.3d 7 (2d Cir. 1995); *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877 (S.D.N.Y. 1993) ("*ACTWU v. Wal-Mart*"); *Roosevelt v. E.I. Du Pont de Nemours & Co.*, 958 F.2d 416 (D.C. Cir. 1992). The sourcing issue raised by the Proponents' resolution is not "mundane," and it is plainly not devoid of "any substantial policy or other considerations," as we now show.

B. Background on sourcing concerns.

Sourcing concerns stem from the fact that some U.S. companies have imported goods that are made in working conditions that fall far below basic standards of fair and humane treatment. The debate was fueled in the early 1990s by reports that consumer goods made by convicts in Chinese prisons were being imported into this country. The Tariff Act of 1930 makes it illegal to import any goods made by forced labor, including convict labor. China's use of prison labor and its record on human rights generally were issues in the debate about whether China should enjoy "most favored nation" trading status with the United States, and bills on that topic have been introduced in Congress.

Public concern was also voiced following reports about the manufacture of retail items using illegal child labor, unsafe or unhealthy working conditions, and violations of other labor laws. For example, Wal-Mart was stung by a December 1992 report on *Dateline NBC* that a Bangladesh supplier was using children as young as 9 years old to manufacture clothing sold in Wal-Mart stores. Other companies that rely on overseas suppliers have realized the potential for consumer backlash if it was revealed that they are selling products made by prison or child labor or produced in conditions that fail to meet minimal standards, and they began taking steps to put themselves on record against such practices. Some also began taking steps to see that suppliers conform to certain minimal standards. According to *Newsweek* (15 February 1993)(at p. 48), Sears responded to the Wal-Mart story by stating that it would not import forced-labor goods from China; Dow Chemical started asking overseas suppliers to conform not just to local pollution and safety laws, but also U.S. standards; Phillips-Van Heusen threatened to terminate orders from suppliers that violate its ethical, environmental and human-rights code.

C. The economic impact of corporate sourcing practices.

There are sound economic reasons for companies to be vigilant in this area. Assessing the damage done to Wal-Mart's reputation after the Bangladesh episode, the cited *Newsweek* article observed how the company's CEO was "tripped up by one obscure link in his company's vast chain of thousands of suppliers," thus showing "how vulnerable a major corporation can be."

An October 1995 survey prepared by the Council on Economic Priorities quoted a representative of a major U.S. shoe manufacturer with operations in Asia as stating: "We take an interest in child labour because consumers expect it," noting that consumers may be willing to pay a premium for branded goods, but they have high expectations of such products, including how and where they are made. Similarly, a survey by the National Consumers League found that 75 percent of the respondents would refuse to buy products made by children under the age of 15.

With companies spending billions of dollars each year to increase consumer awareness and loyalty, a single news story or broadcast can do immeasurable damage to the company's name and brands. As the CEP survey noted, Levi Strauss & Co. calculates that loyal customers will buy dozens of jeans over a lifespan, as well as jeans for their children. Thus, media reports that a company is insensitive to consumer concerns about use of child labor or prison labor or overseas plants that fail to meet minimal standards can cast a long shadow which may affect a company's bottom line for many years as far as individual consumers are concerned.

D. Recent policy developments regarding sourcing standards.

During the past two years, the "policy significance" of sourcing issues has been indicated by a number of factors, beginning with the March 1995 unveiling of the Clinton Administration's "Model Business Principles," which encouraged companies "to adopt and implement voluntary codes of conduct for doing business around the world" that cover such issues as:

- providing a "safe and healthy workplace";
- "[f]air employment practices, including avoidance of child and forced labor and voidance of discrimination," as well as "respect for the right of association" and to organize and bargain collectively;
- responsible environmental protection;
- compliance with U.S. and local laws regarding good business practices, including those barring illicit payments; and
- "[m]aintenance, through leadership at all levels, of a corporate culture that respects free association consistent with legitimate business concerns."

Since March 1995, the policy prominence of sourcing has only increased. On 2 August 1995, a raid on a garment factory in El Monte, California shocked many Americans with the realizations that sweatshops were not a thing of the past. The issue gained additional notoriety in the summer of 1996, where there was a public outcry following revelations that a line of clothes endorsed by Kathie Lee Gifford was made by a supplier factory in Honduras that employs child labor, as well as a New York City sweatshop.

Revelations regarding sweatshops and sourcing abuses prompted responses from both the legislative and executive branches.

Congressional reaction.

The following bills have been introduced on sweatshop and sourcing abuses:

- The Child Labor Deterrence Act, introduced by Sen. Harkin (D-Iowa), Rep. Miller (D-Ca.) and others in both the 104th and 105th Congresses, would prohibit the import of goods produced abroad with child labor (H.R. 2065 and S. 706, 104th Cong.; H.R. 1328 and S. 340, 105th Cong.).

- The Stop Sweatshops Act, introduced by Sen. Kennedy (D-Mass.), Rep. Clay (D-Mo.) and others in both the 104th and 105th Congresses, would amend the Fair Labor Standards Act to hold garment industry manufacturers liable for their contractors' labor law violations, including non-payment of wages and paying below the minimum wage. It would also impose civil penalties as high as $15,000 for failure to keep required payroll records (H.R. 4166 and S. 2127, 104th Cong.; H.R. 23 and S. 626, 105th Cong.).

• The Child Labor Free Consumer Information Act, introduced by Sen. Harkin and Rep. Miller and others in both Congresses, would encourage the labeling of garments to show they were not made in sweatshops (H.R. 4125 and S. 2094, 104th Cong.; H.R. 130 and S. 554, 105th Cong.).

• Bills have also been introduced to make garment manufacturers liable for the actions of their contractors.

• In 1996, legislation passed both houses (albeit in separate bills) to double the penalties for peonage (18 U.S.C. §§ 1581, 1584) and to require the United States Sentencing Commission to examine the guidelines for those offenses with a view towards strengthening their deterrent effect.

• In September 1996, the Senate Committee on Appropriations adopted a report (S. Rep. No. 104-368) accompanying the Labor-HHS-Education appropriations bill, in which the Bureau of Labor Statistics was requested to "complete a report by July 15, 1997, that contains an analysis of the efforts of U.S. importers in additional sectors where exploitative child labor is a problem to stop the import of such products including through codes of conduct, monitoring efforts, new methods of production, and sourcing and labeling."

Executive branch response.

Not long after the Kathie Lee Gifford revelations, President Clinton announced on 2 August 1996 that he was appointing a White House Apparel Industry Partnership to address sourcing and sweatshop issues. At a Rose Garden ceremony where he was flanked by Secretary of Labor Reich, top executives from Nike and other companies, Ms. Gifford and members of Congress, the President stated:

> I just had a very productive meeting with representatives of some of our nation's largest apparel and footwear companies, as well as representatives of labor, consumer, human rights and religious groups. They all accepted my invitation to meet here today to deal with an issue that is rightly on the minds of millions of American consumers. Just a year ago today, the discovery of more than 70 people working in virtual slavery behind barbed wire in a garment factory in El Monte California, awakened Americans to the fact that some for the clothes and shoes they buy are manufactured by people who work under deplorable conditions. The well-documented episode involving Kathie Lee Gifford also awakened many people to this problem.
>
> We all are outraged by these awful revelations, but as leaders we have a

responsibility to do something about them. When Kathie Lee learned that some of the garments with her name on them were being produced under terrible working conditions, she didn't bury her head in the sand. Instead, she reacted quickly, decisively, and responsibly. that's what all the rest of us must do as well.

Our nation has always stood for human dignity and the fundamental rights of working people. We believe everyone should work, but no one should have to put their lives or health in jeopardy to put food on the table for their families. That's why I am pleased to announce that the companies gathered here today have agreed to begin working together to put an end to this terrible problem.

They have agreed to do two things. First, they will take additional steps to ensure that the products they make and sell are manufactured under decent and humane working conditions. Second, they will develop options to inform consumers that the products they buy are not produced under those exploitative conditions . . . .

Human and labor rights are not brand names. They are the most basic products of our democracy. I want to compliment the companies that are here [including Nike] that have pledged to live up to their responsibilities. And I want to see the results they produce.

The ultimate test of their commitment will be for them to produce tough criteria to make sure that sweatshops are not used and to make sure consumers know it. And then what we want to do is to persuade others in this country to follow their lead and to find ways to make sure, again, that consumers know it.

I don't know what final strategies they will come up with. I do hope they'll develop measures that might include labels, clear signs in stores or other means of getting the information directly involved to consumers so that consumers at the point of sale have an opportunity themselves to be responsible citizens in their purchases.

This is a good start. As I said before, we know that the first job of business is to produce a profit. That is the foundation of our free enterprise system. But for the system to succeed, good corporations must also be good citizens. Our success in the 21st century depends more than ever on the right kind of partnership between all of us to make America he place it ought to be and to set a standard for the entire world.

. . . Today, we are embarking on a new partnership. I hope that it will become a vital part of the battle against sweatshops here in the United States and against abusive working conditions and particularly child labor everywhere in the world.

On 14 April 1997, the Apparel Industry Partnership (which included Nike's CEO) issued a report to the President, a copy of which is attached as Exhibit 1. The Partnership issued a WORKPLACE CODE OF CONDUCT and PRINCIPLES OF MONITORING for the apparel industry. If implemented comprehensively and diligently, these standards could begin to raise wages and eliminate poor working conditions for workers in the U.S. and abroad.

The Partnership report expressed its belief that consumers could "have confidence that products that are manufactured in compliance with these standards are not produced under exploitative or inhumane conditions." Among the highlights of the Code are the following:

• A ban on forced labor in any form.
• A ban on employing children under 15 (or 14, if allowed in the country of manufacture), or younger than the age for completing compulsory education if that age is above 15.
• A ban on discrimination in employment.
• Commitments to a safe and healthy working environment.
• Freedom of association and collective bargaining.
• A commitment to pay employees the minimum wage required by local law or the prevailing industry wage, whichever is higher, as well as legally mandated benefits.
• Limits on hours of work, notably a standard limit of 48 hours a week and 12 hours overtime, with exceptions, as well as overtime.

Apart from adopting standards and principles of monitoring, the Partnership also announced that it would establish within six months a non-profit Association to determine which companies would be eligible for membership in that Association; develop criteria and procedures to select independent external monitors; develop an audit and other instruments for the establishment of baseline monitoring practices; continue to address issues pertaining to sweatshop practices; develop the means to maximize the ability of member companies to remedy instances of non-compliance with the Code; and serve as an information source to consumers.

The President personally acknowledged the work of the Partnership in an East Room ceremony, where Nike was again represented. The President hailed the

Partnership's agreement as "improv[ing] the lives of millions of garment workers around the world," adding that "some of the clothes and shoes we buy here in America are manufactured under working conditions which are deplorable and unacceptable. Mostly overseas, but, unbelievably, sometimes at home as well." He added that the Partnership agreement "is just the beginning" and urged "more companies to join this crusade and follow strict rules of conduct."

D. Sourcing and Nike.

While a forward-looking document such as the Partnership's report is a positive development, Nike shareholders nonetheless have grounds for concern about the Company's practices in this field, as evidenced by the following reports that have appeared in the national news media during the 18 months.

• *Life* magazine reported in June 1996 that Pakistani children as young as 10 and 11 were working long hours at wages under $1/hour stitching soccer balls for Nike, Reebok, Adidas and other companies, and these reports prompted corrective action by some of these companies.

• *The New York Times* reported on 16 March 1996 about certain union busting activities by Nike shoe contractors in Indonesia, with one worker reportedly "locked in a room at the plant and interrogated for seven days by the military, which demanded to know more about his labor activities."

• The CBS program *48 Hours* included a segment on 17 October 1996 about Nike's labor rights practices in Vietnam, including beatings, sexual harassment and forcing workers to kneel for extended periods with their arms in the air.

• Australian labor scholar Anita Chan published an article in *The Washington Post* on 3 November 1996 that described Chinese shoe factories producing goods for Nike and other companies, where supervisors submit workers to a military boot camp style of control.

• Reuters reported on 14 March 1997 that a Nike factory in Dong Nai, Vietnam, forced 56 women to run around the factory's premises in the hot sun as punishment for having worn the wrong shoes to work. Twelve fainted and were taken to a hospital emergency room. The manager was fired.

• As the supporting statement in support of the Proponents' resolution points out, a New York-based group called Vietnam Labor Watch issued a report in March 1997 regarding working conditions in Vietnam after a 16-day inspection of four plants that manufacture shoes for Nike. A copy of that report is attached as Exhibit

2. The report, which was cited in *The Washington Post* and *USA Today* on 28 March 1997, documented a number of abuses involving Nike facilities and discussed the incidents described in the press accounts just cited, as well as setting forth the results of its own independent investigation.

Vietnam Labor Watch reported that the average wage for workers at Nike suppliers in Vietnam is $1.60 for eight hours of work, whereas it costs $2.10 to purchase three simple meals a day. Worker pay stubs also report excessive amounts of overtime. Over 60 percent of the 35 workers interviewed complained that when they did not meet their daily quota, they were forced to work extra hours without pay until they reached their quota. The report notes (at p. 5) that 90 percent of the Nike workers in Vietnam are women; most of them are between the ages of 15 and 28.

The Vietnam Labor Watch report stated (at p. 4):

> We are glad that Nike is providing needed jobs in Vietnam, but we are deeply concerned about the company's labor practices. Nike contractors are exploiting the Vietnamese workers in many areas, including wages, working conditions, health and safety practices. Nike has a fine Code of Conduct, but this Code of Conduct is being violated consistently by Nike contractors in Vietnam. While Nike claims it is trying to monitor and enforce its Code, its current approach to monitoring and enforcement is simply not working.
>
> . . .
>
> Under the current system, Nike has no way to ensure that its contractors abide by its Code of Conduct. . . . Auditing is also not adequate. Any visit, audit or study to find out about working conditions through worker interviews within the confines of the factory will simply be inaccurate. The workers are under a constant threat of retaliation and would not reveal their true feelings to anyone while they are inside the factory. To be accurate, any study or audit must interview workers outside the factory and must be done by a neutral party who could guarantee the anonymity of the workers.
>
> We found that Nike subcontractors violated many critical Vietnamese labor regulations. We found violations of the laws covering overtime wages, night shift wages, and Sunday wages. We were shown pay stubs with such irregularities in compensation that they suggest a systematic form of wage cheating.

Perhaps anticipating this report, Nike announced in February 1997 that it had retained Rev. Andrew Young, the former Ambassador to the United Nations and mayor of Atlanta, to conduct an investigation of the Company's international sourcing standards. In a story on this development, *The New York Times* on 25 March 1997 compared Rev. Young's appointment to Texaco's retention of former Judge A. Leon Higginbotham to advise that company on personnel practices, among other examples.

* * *

The foregoing discussion demonstrate that Nike can "talk the talk" when it comes to sourcing abuses, witness its adoption of a company code of conduct and its high-profile participation in the White House Apparel Industry Partnership. But can it "walk the walk"? The incidents described above raise legitimate questions that shareholders have a right to discuss with management and the board through the vehicle of the Proponents' resolution, for the Company's practices can threaten the Company's reputation and consumer views. As one newspaper columnist pointed out shortly after the Vietnam Labor Watch report was issued, Nike's payment of Vietnamese women $38 a month contrasts unfavorably with its sale of footwear costing far more than that figure and its multi-million endorsement contracts with sports stars such as Michael Jordan and Tiger Woods. Bob Herbert, *Nike's Boot Camps* (*The New York Times*, 31 March 1997).

In the next section, we explain how the sourcing issue generally, as well as Nike's role in that larger debate, make the "ordinary business" exclusion inapplicable to the Proponents' resolution and why, therefore, the Division should advise the Company that exclusion of that resolution would warrant a recommendation of enforcement action.

III. <u>Legal Analysis.</u>

Nike's arguments for exclusion of this resolution begin and end with the view expressed in *Cracker Barrel Old Country Stores* and subsequent no-action letters following *Cracker Barrel* that proposals relating to a company's workforce implicate "ordinary business" concerns and that workforce-related proposals may, as a category, be excluded from company proxy materials. There are several reasons why *Cracker Barrel* and its progeny offer no basis for excluding this resolution.

First, several courts have held that the "ordinary business" exemption does not apply here. In *ACTWU v. Wal-Mart*, the court enjoined a company from using the (c)(7) exclusion to omit a resolution dealing with affirmative action and equal employment opportunity. That decision held that *Cracker Barrel* was not entitled to judicial deference because it was inconsistent with interpretation of Rule 14a-8(c)(7) in the Commission's 1976 Release.

Similarly, in *New York City Employees' Retirement System v. Dole Food Co.*, 795 F. Supp. 95 (S.D.N.Y.), *vacated as moot*, 969 F.2d 1430 (2d Cir. 1992), the district court enjoined Dole from excluding a proposal seeking a report on the impact which various national health care proposals might have on the company. The national debate on that topic, which in 1992 was still somewhat inchoate, was a factor in the court's conclusion that the proposal involved something more than mundane questions about benefit levels for Dole employees.

Second, the Proponents' resolution plainly satisfies the standard which the Commission set out in the 1976 Release. The prominence that sourcing issues generally and Nike's activities specifically have received in the news media, as well as the extensive interest in this topic by Congress and the Executive Branch, make it impossible to conclude that the issue here is "mundane in nature" and utterly devoid of "any substantial policy or other considerations." Surely, if the issue is significant enough to engage the appointment of a Presidential task force and the personal involvement of the President at White House events, the issue is significant enough for Nike shareholders to discuss with each other through the proxy mechanism.

Second, Nike fails to acknowledge that the Division has recently recognized an exception to the categorical rule in *Cracker Barrel*. In *Dillard Department Stores, Inc.* (13 March 1997), the Division refused to issue a no-action letter in connection with a similar sourcing resolution that sought a report on Dillard's compliance with its sourcing guidelines. The Dillard resolution cited the problems associated with the use of forced labor and child labor, among other things. So too here, the Proponents' resolution focuses on exploitative behavior involving workers as young as 15-year-old girls. Without conceding the point, whatever arguments the Division may find persuasive with respect to other workforce-related issues under *Cracker Barrel*, those concerns have no bearing on the type of exploitative behavior that is the subject of this resolution.

Third, *Cracker Barrel* has drawn criticism from Congress, which enacted section 510(b) of the National Securities Markets Improvement Act of 1996 to mandate a study of "[w]hether shareholder access to proxy statements pursuant to Section 14 . . . has been impaired by recent statutory, judicial or regulatory changes" and the "ability of shareholders to have proposals related to corporate practices and social issues included as part of proxy statements." During the floor debate on this Act, Senator Dodd (D-Conn.) specifically referred to recent "regulatory rulings that have limited the ability of shareholders to offer proposals at shareholder meetings *regarding a company's employment practices*" (emphasis added), and he cited the impact of these rulings on proposals dealing with the MacBride principles covering employment practices in Northern Ireland and "loathsome discriminatory practices."

Fourth, we are aware of a recent press report that the Division may be willing to modify its *Cracker Barrel* stance to allow the inclusion of resolutions "where employment considerations already are an issue." IRRC, *Corporate Government Highlights*, at 67 (30 May 1997). This story explains that such a revision may be intended to allow shareholders to vote on such matters as an equal employment opportunity resolution when a company's practices are the subject of such attention as Texaco received following the disclosure in a Title VII suit of derogatory comments by Texaco personnel towards minority employees.

We are not aware of whether the Division is, in fact, engaged in such a rethinking of *Cracker Barrel* or whether this possible standard would be company-specific or issue-specific, *i.e.*, whether the focus would be on a particular company's activities or whether it would allow the inclusion of resolutions that refer to a topic that affects a number of companies or a specific industry. Without conceding the validity of a standard other than that set forth in the 1976 Release, we submit that the Proponents' resolution would have to be included under the possible standard quoted above, regardless of whether the focus is on sourcing abuses generally or Nike specifically. The recent *Dillard* letter constitutes an acknowledgment that *Cracker Barrel* is not a hard-and-fast rule every time a resolution raises an issue pertaining to a company's workforce, and there is no principled basis for holding that the *Dillard* resolution must be included, but not this one.

IV. Conclusion.

For all of these reasons, Nike has not carried its burden of persuading the Division that the Proponents' resolution may be excluded from its proxy materials, and we ask the Division to advise the Company accordingly.

Thank you for your consideration of these points. Please let me know if there is any further information the Proponents can provide.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: John F. Coburn, III, Esq.

NEWMONT MINING CORP /DE/ (NEM)

1700 LINCOLN STREET
DENVER, CO 80203
303-863-7414
http://www.newmont.com/

NO ACT

Filed on 02/04/2004

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 4, 2004

Maureen Brundage
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2 4 2004

Re: Newmont Mining Corporation
Incoming letter dated December 19, 2003

Dear Ms. Brundage:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to Newmont Mining by the Brethren Benefit Trust, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Lauren Compere
Chief Administrative Officer
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

February 4, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Newmont Mining Corporation
Incoming letter dated December 19, 2003

The proposal requests the board to publish a comprehensive report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities.

There appears to be some basis for your view that Newmont Mining may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Newmont Mining omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Newmont Mining relies.

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor

UNITED STATES
LOS ANGELES
MIAMI
NEW YORK
WASHINGTON, D.C.

EUROPE
BRUSSELS
BUDAPEST
HELSINKI
ISTANBUL
LONDON
MOSCOW
PARIS
PRAGUE
STOCKHOLM
WARSAW

AFRICA
JOHANNESBURG

WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

1155 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-2787

TELEPHONE: (1-212) 819-8200
FACSIMILE: (1-212) 354-8113

ASIA
ALMATY
ANKARA
BANGKOK
BOMBAY
HANOI
HO CHI MINH CITY
HONG KONG
SINGAPORE
TOKYO

MIDDLE EAST
JEDDAH
RIYADH

LATIN AMERICA
MEXICO CITY
SÃO PAULO

December 19, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Exchange Act Rule 14a-8(j)

Ladies and Gentlemen:

On behalf of our client Newmont Mining Corporation, a Delaware corporation ("Newmont" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit the Shareholder Proposal attached hereto as Exhibit A (the "Proposal") filed by Boston Common Asset Management, LLC on behalf the Brethren Benefit Trust, Inc. (the "Proponent"). We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Exchange Act Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

The Proposal

The Proposal states "that the shareholders request the Board of Directors of Newmont Mining publish a comprehensive report, prepared at a reasonable cost and omitting proprietary information, on the risk to the company's operations, profitability and reputation from its social and environmental liabilities and make this report available to shareholders by May 1, 2005."

For the reasons set forth below, the Company believes that the Proposal may be omitted from its proxy materials.

Discussion of Reasons for Omission

The Proposal should be considered a matter of ordinary business operations. Exchange Act Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability under Exchange Act Rule 14a-8(c)(7) (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to the Exchange Act Rule if the subject matter of the special report involves a matter of ordinary business. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

In our judgment, the Proposal fits squarely within the category of proposals meant for exclusion pursuant to Rule 14a-8(i)(7). The Proposal's focus is the operations and profitability of the Company, which are issues exclusively under the aegis of the Board of Directors. The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks an analysis of the economic risks related to the Company's business activities and, in particular, certain of its liabilities. Evaluation of risks in financial terms, however, is a fundamental part of ordinary business operations and is best left to management and the Board of Directors. *See Xcel Energy Inc.* (available April 1, 2003) (excluding proposal which urged that the company's board of directors issue a report disclosing the economic risks associated with the company's past, present and future emissions of certain gases and the public stance of the company regarding efforts to reduce these emissions); *Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The Proposal is similar to those in *Xcel Energy Inc.* and *Mead Corporation.*

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. *See, e.g., WPS Resources Corp.* (available January 23, 1997); *American Telephone and Telegraph Company* (available January 29, 1993); *American Stores Company* (available April 7, 1992); *Potomac Electric Power Company* (March 1, 1991); *Pacific Gas and Electric Company* (available December 13, 1989); *Minnesota Mining and Manufacturing Company* (available March 23, 1988); *Arizona Public Service Company* (available February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. *Mead Corporation* (available January 31, 2001); *American Telephone and Telegraph Company* (available January 29, 1993); *Arizona Public Service Company* (available February 22, 1985). The Commission already regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies, including any known risks and uncertainties that might have future material financial impact on such company. The decision to disclose information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. Therefore, the Company believes that the Proposal is also excludable pursuant to the above reasoning.

While proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7), proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. Exchange Act Release No. 12999 (November 22, 1976); Exchange Act Release No. 40018 (May 21, 1998). However, as noted above, the Proposal does not identify a social policy issue that the Company is requested to review or address nor does it require that the report address or remedy any social issues. Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside of Rule 14a-8(i)(7). Exchange Act Release No. 40018 (May 21, 1998). Instead, the Proposal merely addresses the ordinary business of the Company.

The Company may also properly exclude the Proposal under Exchange Act Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language, thereby violating Rule 14a-9. The preamble and the Proponent's statement in support of the Proposal include statements which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules. They thus violate Rule 14a-9. Note (b) of Rule 14a-9 states the following as an example of what may be misleading within the meaning of the Rule: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The preamble to the Proposal states: *"A recent study by the Mineral Policy Center found that mining companies have vastly understated their long-term environmental liabilities and have not posted reclamation bonds sufficient to cover these costs."*

The Proponent attempts to lend unwarranted and authoritative credibility to the Mineral Policy Center, an environmental advocacy group that, according to its own website, "is a non-profit environmental organization dedicated to protecting communities and the environment, nationally and internationally, by preventing the environmental impacts associated with irresponsible mining and mineral development, and by cleaning up pollution caused by past mining." The Proponent neglects to point this out and instead present the Mineral Policy Center analysis as unbiased and neutral, which it is not.

The preamble to the Proposal also states the following:

"These liabilities, including environmental clean-up costs, compensation to displaced or aggrieved local communities and related legal expenses, may total hundreds of millions of dollars, thus representing a significant cost.

"Perceived environmental and social problems caused by the company's operations, including mining or proposed mining in protected areas, have led to community opposition in Peru, Indonesia, Ghana and the United States, resulting in considerable company expenditure on community relations."

"Just as customers have demanded "conflict-free" diamonds, gold purchasers may begin to demand verifiable commitments to social and environmental responsibility from gold producers."

The Proponent's statement in support of the Proposal further states: *"Such disclosure would help shareholders assess the risk to the company's operations, profitability and reputation. It would also help Newmont develop effective policies and practices on mining in protected areas, reclamation bonding, and building effective partnerships with important stakeholders including its customers, government regulators and the local communities in which the company operates."*

These statements cited above are speculative and contain broad generalizations and assumptions that are not supported by fact. The above sentences need factual support or otherwise should be deleted.

In addition, phrases such as:

- "aggrieved local communities"
- "perceived environmental and social problems"
- "impacts of ......its arrangements with security forces in areas of conflict"

are negative innuendo. These phrases should be deleted.

Furthermore, the preamble included in the Proposal states:

"Newmont currently does not disclose to shareholders adequate information related to the environmental, human rights and labor impacts of its operations or its arrangements with security forces in areas of conflict."

Such assertion suggests that the Company does not comply with current rules and standards governing disclosure of environmental risks and other risks and uncertainties related to its operations. Accordingly, such assertion creates a false or misleading impression of the Company since it implicates the Company in improper or illegal conduct without factual foundation. Therefore, such assertion makes the Proposal excludable under Rule 14a-8(i)(3).

Pursuant to Exchange Act Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call Maureen Brundage of this Firm at (212) 819-8314.

Very truly yours,

White & Case, LLP

RC:MB

cc: Mr. Britt D. Banks, Esq.
Lauren Compere
Will Thomas

BOSTON COMMON
ASSET MANAGEMENT, LLC

December 8, 2003

Mr. Wayne Murdy
Chairman and CEO
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

Mr. Britt Banks
Vice President, General Counsel and Secretary
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

Sent via fax to 303-837-5837 and via FedEx

Dear Mr. Murdy and Mr. Banks:

The Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. BBT holds approximately 3,100 shares of Newmont Mining Corporation common stock. Our client, BBT, has authorized us to file the enclosed shareholder proposal on their behalf. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

We appreciate that Newmont Mining's management states that it is committed to applying the highest standards in relation to the environment and the communities in which it operates. As the world's largest gold producer, we believe that Newmont Mining can and should be the leader in its industry in implementing its commitment to sustainable development.

However, as shareholders, we remain concerned that Newmont Mining has not fully disclosed adequate information regarding to its impact on the environment and communities in which it operates. In addition, we require further information on how Newmont Mining will address the risk to its operations, profitability and reputation from its social and environmental liabilities.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). BBT is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. BBT has held at least $2,000 in market value of these securities for more than one year and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership is enclosed.

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com

We are sponsoring this resolution as the primary filer. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We appreciate the time that your colleagues, Dr. Chris Anderson and Dr. Helen McDonald, have spent in conversation and correspondence with us on these important issues. Interest in the role gold producers can play in sustainable development is high amongst our colleagues in social investment community and members of the Interfaith Center on Corporate Responsibility. We hope that we may continue our shareholder dialogue and reach a mutually satisfactory agreement that may allow us to withdraw our proposal.

Please send correspondence related to this matter to my attention to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (617) 720-5557, via fax at (617) 720-5665, or via email at lcompere@bostoncommonasset.com, if you have any questions.

Sincerely,

Lauren Compere
Chief Administrative Officer

Encl. Resolution Text

CC: Will Thomas, Director of Foundation Operations, The Brethren Benefit Trust, Inc.
Dr. Chris Anderson, Group Executive for External Relations and Communications
Dr. Helen McDonald, Director of Community Relations & Social Development

DOW CHEMICAL CO /DE/ (DOW)

2030 DOW CENTER
MIDLAND, MI 48674-2030
989-636-1000
http://www.dow.com/Homepage/index.html

NO ACT

Filed on 02/13/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

TK

February 13, 2004

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/13/2004

Re: The Dow Chemical Company
Incoming letter dated December 30, 2003

Dear Mr. Mueller:

This is in response to your letter dated December 30, 2003 concerning the shareholder proposal submitted to Dow Chemical by Daniel Clowes. We also have received a letter submitted on the proponent's behalf dated January 29, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Sanford J. Lewis
371 Moody Street #110
Waltham, MA 02453

February 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated December 30, 2003

The proposal requests that the board of directors publish a report related to certain toxic substances, including a "range of projected costs of remediation or liability" for Midland, Michigan, Agent Orange, and each of the other material toxic sites facing the company.

There appears to be some basis for your view that Dow Chemical may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., evaluation of risks and liabilities). Accordingly, we will not recommend enforcement action to the Commission if Dow Chemical omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dow Chemical relies.

Sincerely,

John J. Mahon
Attorney-Advisor

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 30, 2003

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Daniel Clowes*
Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, The Dow Chemical Company (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Stockholders (collectively, the "2004 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from Trillium Asset Management Corporation as the authorized representative of Mr. Daniel Clowes (the "Proponent"). The Proposal addresses the Company's reporting regarding certain toxic substances. Specifically, the Proposal asserts that the disclosures that the Company already provides in The Dow Global Public Report (the Company's public report on sustainable development) and in the Company's SEC filings have four "gaps" in their coverage. The Proposal describes the purported "gaps" and requests that the Company publish "a report filling the gaps in Dow Chemical transparency discussed above." The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2004 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable, under Rule 14a-8(i)(10) because the Company has already substantially implemented it, and under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.[1]

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent and the Proponent's representative, informing them of the Company's intention to omit the Proposal from the 2004 Proxy Materials. The Company intends to file its definitive 2004 Proxy Materials on or after March 19, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission.

ANALYSIS

The Proposal seeks to micromanage the form and content of the Company's disclosures regarding certain specifically identified aspects of the Company's environmental initiatives. We believe that the Proposal does not address any general policy issue; instead, the Proposal ignores the broad scope and robust content of the Company's existing disclosures and seeks to micromanage those disclosures by delving into details that relate to the Company's ordinary business operation. Specifically, the Proposal asserts that the Company's existing disclosures do not adequately address the following four topics and requests that the Company provide additional information to fill these purported "gaps:"

- "How public policies may impact the company's product lines, including the Stockholm POPs treaty, Great Lakes Water Quality Agreement and the proposed European REACH program."
- "The list of Dow Chemical products anticipated to require specific authorization or be restricted under the proposed European "REACH" program."
- "A company plan and timeline for phase-out of each product involving a persistent, bioaccumulative chemical or byproduct, or an explanation of why alternatives cannot be substituted, explaining how the company will respond to rising regulatory, competitive and public pressure."

---

[1] In addition, while the Company does not agree with a number of the assertions and conclusions set forth in the Proposal, the Company has informed us that (as it did last year) it has contacted the Proponent's representatives and proposed to discuss these matters directly with the Proponent's representatives and others.

- "A listing of the reasonable range of projected costs of remediation or liability anticipated for (a) Midland, Michigan, (b) Agent Orange, and (c) each of the other potentially material toxic sites and issues facing the company."

Because the Company is already addressing these topics both in its existing public disclosures and in the conduct of its ordinary course of business, the Proposal may be excluded under Rule 14a-8(i)(10) and Rule 14a-8(i)(7).

1. **The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.**

Because the Company already provides extensive disclosure on its goals to further reduce dioxins and bioaccumulative chemicals, progress toward achievement of the goals, its steps to assess the impact of various public policy initiatives and regulations on the Company's products, and its anticipated costs for remediation or liability arising from dioxin and other chemicals, the Proposal should be excluded from the 2004 Proxy Materials as moot. Through a wide variety of reports, including reports filed by the Company with various national, state and local regulatory agencies in the U.S. and around the world, the Company provides an extensive array of information regarding its activities to address a wide range of environmental initiatives.

Much of this information is published and regularly updated on the Company's extensive website devoted to Environment, Health and Safety ("EH&S") at http://www.dow.com/environment/ehs.html. In particular, the Company provides detailed information regarding its environmental policies and expenditures in The Dow Global Public Report (the most recent edition of this report published in May 2003 appears at http://www.dow.com/publicreport.2002/index.htm. Through the disclosures in The Dow Global Public Report and the EH&S section of the Company's website, particularly, a segment entitled "Debates and Dilemmas" that appears at http://www.dow.com/environment/debate.html, the Company addresses both the public policy issues and the Company's actions and/or responses to the product issues enumerated in the Proposal. The web site includes specific and substantive discussions on each of the issues listed in the Proposal.[2]

- The discussion on the Stockholm POPs Treaty is set forth at http://www.dow.com/environment/dioxin/treaty.htm. This site describes the

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[2] Because these materials are publicly available through the Company's website, we have not included copies with this no-action letter submission. However, if the Staff would like copies of these materials, or an electronic version of this letter so that it can follow the hyperlinks, please contact the undersigned at (202) 955-8671.

Stockholm Treaty as it relates to the Company, including the fact that the majority of the substances addressed in the treaty are pesticides that are neither created nor emitted by the Company. The site also describes the Company's approach to meeting the requirements of the treaty, and provides a direct link to the official Stockholm Treaty web site. As stated elsewhere on the Debates and Dilemmas site (http://www.dow.com/environment/dioxin/index.htm), the Company actively supports the Stockholm Treaty.

- The discussion on the Great Lakes Water Quality Agreement ("GLWQA"), at http://www.dow.com/environment/debate/d12.html, discusses the agreement (with a direct link to the official GLWQA web sites in both the US and Canada), its principle areas of focus and the Company's actions in regard to the agreement.

- The discussion on the proposed European Union's Registration, Evaluation, and Authorization of Chemicals ("REACH") program is set forth at http://www.dow.com/environment/debate/d13.html. This site describes the Company's understanding and analysis of, and position on, the proposed regulatory requirements of REACH, explaining that REACH has not been formally adopted so that rules and protocols are not yet developed. The site provides a direct link to the European Union's official REACH web site for current information. The Dow Global Public Report 2002 also states that the Company is continuing to assess the impact of various new regulatory requirements, including the European "REACH" program.

- The Company's EH&S web site describes the Company's position on the virtual elimination of by-product POPs associated with the manufacturing of the Company's products. Further, the Company states that it is committed to reducing dioxins by 90 percent by the year 2005, that it has spent more than $500 million on improvements to processes and treatment technologies to reduce generation and emission of dioxins, and that so far it has reduced emissions by 75 percent. Additional information is available at *Dow's Commitment to Dioxin Reduction, at* http://www.dow.com/environment/dioxin/index.htm.

- The Dow Global Public Report 2002, at pages 21-22, provides information about the Company's commitment to the phase-out of priority compounds including bioaccumulative chemicals and byproducts. The Company states that its goal is to reduce the emission of priority compounds by 75%, and that since 1994 the Company has reduced emissions of priority compounds by 81%.

- The discussion on environmental remediation and potential future liabilities for remediation is found at http://www.dow.com/environment/debate/d11.html. This site discusses both the current amount accrued by the Company for remediation and provides a direct link to the Company's web site for access to its SEC submissions.

- There is also a discussion of the Agent Orange issue at http://www.dow.com/environment/debate/d10.html. This site describes both the historical and current Dow perspective on this issue.

- *See also* The Dow Global Public Report 2002, page 23, http://www.dow.com/publicreport/2002/pdfs/233-00207.pdf, where the Company further discloses its capital spending on environmental, health and safety matters. *Id.*

We believe that the foregoing disclosures respond to each area of business conduct raised in the Proposal and therefore substantially implement the Proposal. Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976).

When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.*, Exxon Mobil Corporation (avail. Jan. 24, 2001) (proposal that board conduct a review of a project and report on its results substantially implemented by prior corporate disclosures); Nordstrom, Inc. (avail. Feb. 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). *See also* The Gap, Inc. (avail. Mar. 8, 1996).

We believe that the disclosures described above and maintained on the Company's website, when compared to the disclosure items that the Proposal specifically addresses, demonstrate that the Company has substantially implemented the Proposal in The Dow Global Public Report and other public disclosures. The fact that the Company's disclosures may not appear in a single report as requested by the Proponent or may not provide as extensive detail as the Proponent would prefer does not mean that the Company has failed to substantially implement the Proposal. Exxon Mobil Corporation (avail. Jan. 24, 2001); E. I. Du Pont de Nemours and Company (avail. Feb. 14, 1995); The Boeing Company (avail. Feb. 7, 1994); Houston Industries Inc. (avail. Apr. 21, 1988); Houston Industries Inc. (avail. Apr. 10, 1987). Accordingly, we believe that the Proposal may be excluded under Rule 14a-8(i)(10).

2. The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations (i.e., Involvement in the Political or Legislative Process and the Assessment of Risks).

Certain of the "gaps" that the Proponent alleges exist in the Company's public disclosures do not involve broad policy issues but instead relate to details of how the Company manages its day-to-day business. In particular, the Proposal seeks information on the possible impact of various prospective legislative and regulatory initiatives and an assessment of certain risks facing the Company. The Staff consistently has concurred that proposals seeking reports on a company's handling of or assessment of legislative, policy and/or regulatory actions are ordinary business matters.[3] Accordingly, the Proposal properly may be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal is not limited to significant policy issues but instead seeks disclosure of matters relating to the Company's ordinary business operations.

The Proposal requests information on "How public policies may impact the company's product lines, including the Stockholm POPs treaty, Great Lakes Water Quality Agreement and the proposed European REACH program," and on "The list of Dow Chemical products anticipated to require specific authorization or be restricted under the proposed European 'REACH' program." The Staff has frequently concurred that proposals seeking reports on the

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[3] Even if some of the alleged "gaps" in disclosure do not relate to ordinary business matters, the Staff has consistently held that a proposal calling for a report that addresses a number of different items can be excluded if any part of the proposed disclosures relate to a company's ordinary business. *See* Release No. 34-20091 (Aug. 16, 1983). For example, in Chrysler Corporation (avail. Feb. 18, 1998), the proposal requested the company to initiate a review of the company's code or standards for its international operations and issue a report thereon. The Staff agreed that the proposal could be excluded under Rule 14a-8(i)(7), stating "although the balance of the proposal and supporting statement appears to address matters outside the course of ordinary business, paragraph 5 of the resolution relates to ordinary business matters, and paragraph 6 is susceptible to a variety of interpretations, some of which could involve ordinary business matters." Likewise, the Staff recently confirmed that "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under Rule 14a-8(i)(7)." Johnson Controls, Inc. (avail. Oct. 26, 1999). In accordance with all the precedents cited herein, the Company should be permitted to exclude the entire Proposal from its 2004 Proxy Materials because it calls, at least in part, for a report on matters related to the Company's ordinary business operations in contravention of Rule 14a-8(i)(7).

impact to a company of regulations or legislation being considered by national (or in this case, international or multi-national) policy makers may be excluded because they seek to involve the company in the political or legislative process relating to an aspect of the company's operations.

For example, in International Business Machines Corporation (avail. Mar. 2, 2000) the proposal asked the company to prepare "a report on the potential impact on IBM of pension-related proposals now being considered by national policy makers, including legislative proposals affecting cash balance pension plan conversions and related issues." Noting that the proposal "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations," the Staff concurred that the company could rely on Rule 14a-8(i)(7) to exclude the proposal. *See also* Electronic Data Systems Corporation (avail. Mar. 24, 2000) and Niagara Mohawk Holdings, Inc. (avail. Mar. 5, 2001) (both seeking reports evaluating the impact of legislative and regulatory actions of pension-related proposals). In Brown Group, Inc. (avail. Mar. 29, 1993), the Staff concurred that the company could exclude a proposal requesting the board of directors to establish a committee that would evaluate and report on the impact of various health care reform proposals because the proposal appeared to be "directed at involving the Brown Group in the political or legislative process relating to an aspect of the Brown Group's operations." In Northern States Power Company (avail. Mar. 14, 1997), the Staff concurred that a proposal asking the company to take an active public stance on regulatory reform in the utility industry was excludable as "involving the Company in the political or legislative process that relates to aspects of the Company's operation." More recently, in International Business Machines Corporation (avail. Jan 21, 2002), the Staff agreed that a proposal requesting a report on the cost to the company of health care benefits "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations," and therefore could be excluded under Rule 14a-8(i)(7).[4]

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[4] In this respect, the Proposal is also similar to numerous other proposals that the Staff has concluded related to the costs and other implications to a company's operations of compliance with governmental statutes and regulations and therefore are excludable pursuant to Rule 14a-8(i)(7). In Duke Power Company (avail. Feb. 1, 1988), for example, the Staff concurred that a proposal requiring an annual report detailing Duke Power's environmental protection and pollution control activities could be omitted from its proxy statement on Rule 14a-8(i)(7) grounds because compliance with government environmental regulations was considered part of Duke Power's ordinary business operations. Likewise, in Carolina Power and Light Company (avail. Mar. 30, 1988), the Staff concurred that a report on the company's environmental protection and pollution control activities was excludable because it related o the conduct of the Company's ordinary business activities. This conclusion has been reached even when the subject matter of the report in question related to legal

[Footnote continued on next page]

The Proposal also requests "A listing of the reasonable range of projected costs of remediation or liability anticipated for (a) Midland, Michigan, (b) Agent Orange, and (c) each of the other potentially material toxic sites and issues facing the company." The information sought goes to the Company's assessment of the risks it faces from the conduct of its business. Again, it is well established that proposals seeking detailed information on a company's assessment of risks arising from its business operations goes beyond raising policy issues and instead delves into the minutiae and details of the ordinary conduct of business. In this respect, the proposal is very similar to the one addressed in Xcel Energy, Inc. (avail. Apr. 1, 2003). That proposal requested the company to issue a report on (a) the economic risk associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions, and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities. The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) because it related to the evaluation of risks from the company's operations. *See* Cynergy Corp. (avail. Feb. 5, 2003) (same proposal). *See also* The Mead Corporation (avail. Jan. 31, 2001) (excluding proposal related to a request for an economic or financial report of the company's environmental risks). Likewise, in Williamette Industries (avail. Mar. 20, 2001), the proposal requested a report on the company's "environmental problems and efforts to resolve them," including an assessment of "worst case" financial liability over the following 10 years and "the major challenges at Willamette facilities to comply with environmental regulations." Consistent with the foregoing precedent, the Staff concurred that the company could exclude the proposal under Rule 14a-8(i)(7) because it involved "ordinary business operations (i.e., evaluation of risk)."

As in the foregoing examples, the Proposal here goes beyond significant policy issues and seeks to micromanage the company by delving into the details of the Company's ordinary business operations by calling for a report on the Company's assessment of pending legislative and regulatory initiatives and an assessment of risks and financial exposure of the Company. As such, we believe that the Proposal may be excluded under Rule 14a-8(i)(7).

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[Footnote continued from previous page]

compliance issues. For example, in Allstate Corporation (avail. Feb. 16, 1999), despite the subject matter of the report, the Staff concluded that the proposal did not raise significant policy considerations and did relate to Allstate's ordinary business activities even though the proposal concerned the creation of an independent committee to prepare a report on alleged illegal activity by Allstate, other state actions against Allstate, and recommendations to control costs of actions.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or the Company's Corporate Secretary, Tina S. Van Dam, at (989) 636-2663, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Attachment

cc: Tina S. Van Dam, Corporate Secretary, The Dow Chemical Company
Daniel Clowes, Proponent
Shelley Alpern, Assistant Vice President, Trillium Asset Management Corporation

70269909_5.DOC

WPS RESOURCES CORP (WPS)

700 N ADAMS ST
PO BOX 19001
GREEN BAY, WI 54307-9001
920. 433.4901
http://www.wpsr.com

NO ACT

Filed on 02/16/2001

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2001

Michael S. Nolan
Foley & Lardner
Firstar Center
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367

Act 1934
Section
Rule 14A-8
Public Availability 2-16-2001

Re: WPS Resources Corporation
Incoming letter dated December 26, 2000

Dear Mr. Nolan:

This is in response to your letters dated December 26, 2000 and February 1, 2001 concerning the shareholder proposal submitted to WPS Resources by Phillip F. Fuhlman. We also have received letters from the proponent dated January 19, 2001 and February 9, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Phillip F. Fuhlman
521 Kelly Dr.
Golden Valley, MN 55427

February 16, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: WPS Resources Corporation
Incoming letter dated December 26, 2000

The proposal asks that management consider developing some or all of eight specified plans.

There appears to be some basis for your view that WPS Resources may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the choice of technologies). Accordingly, we will not recommend enforcement action to the Commission if WPS Resources omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which WPS Resources relies.

Sincerely,

Michael D.V. Coco
Attorney-Advisor

FOLEY & LARDNER

ATTORNEYS AT LAW

BRUSSELS
CHICAGO
DENVER
DETROIT
JACKSONVILLE
LOS ANGELES
MADISON
MILWAUKEE

FIRSTAR CENTER
777 EAST WISCONSIN AVENUE
MILWAUKEE, WISCONSIN 53202-5367
TELEPHONE (414) 271-2400
FACSIMILE (414) 297-4900

ORLANDO
SACRAMENTO
SAN DIEGO
SAN FRANCISCO
TALLAHASSEE
TAMPA
WASHINGTON, D.C.
WEST PALM BEACH

WRITER'S DIRECT LINE
414-297-5672

EMAIL ADDRESS
mnolan@foleylaw.com

CLIENT/MATTER NUMBER
083697/0101

December 26, 2000

VIA HAND DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RECD S.E.C.
DEC 27 2000
074

Re: Shareholder Proposal Submitted to WPS Resources Corporation by Phillip F. Fuhlman

Ladies and Gentlemen:

On behalf of WPS Resources Corporation, a Wisconsin corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby request confirmation that the Staff of the Division of Corporate Finance will not recommend any enforcement action if in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal (the "Proposal") submitted by Phillip F. Fuhlman from the proxy statement and form of proxy for the Company's 2001 Annual Meeting of Shareholders. The Company has received a letter dated November 16, 2000, from Phillip F. Fuhlman requesting that the Company include the Proposal in the Company's Proxy Statement for its 2001 Annual Meeting of Shareholders. Enclosed herewith is a copy of Mr. Fuhlman's letter and the Proposal.

As required by Rule 14a-8(j)(2) under the Exchange Act, we are furnishing herewith six copies each of the Proposal and this letter which state the reasons why the Company considers the omission of the Proposal to be appropriate and which include our opinion in support of such omission. To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii) under the Exchange Act. Concurrently herewith a copy of this letter is being sent by certified mail, return receipt requested, to Mr. Fuhlman. Within 14 days of receipt of Mr. Fuhlman's letter, the Company sent to Mr. Fuhlman a letter stating the Company's views that the Proposal failed to comply with the single proposal requirement of Rule 14a-8(c) and notifying him that the Company intended to omit the Proposal from the proxy materials for its 2001 annual meeting for various reasons to be subsequently elaborated upon. A copy of this letter and Mr. Fuhlman's response are enclosed herewith.

The Company submits that the Proposal may be excluded from the proxy statement and proxy for its 2001 Annual Meeting of Shareholders for the following reasons:

1. **The Proposal violates the limitation on the number of proposals that a shareholder may submit at a single meeting.**

Rule 14a-8(c) under the Exchange Act provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Proposal is in fact eight distinct proposals.

2. **The Proposal is, under Wisconsin law, not a proper subject for action by shareholders under Rule 14a-8(i)(1).**

Rule 14a-8(i)(1) authorizes the omission of a proposal and any supporting statement if the proposal is not a proper subject for action by security holders under the laws of the registrant's domicile. Section 180.0801 of the Wisconsin Business Corporation Law provides that "all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of; its board of directors, subject to any limitation set forth in the articles of incorporation. Miller v. Bristol-Meyers Co., 168 Wis 2d 863, 485 N.W. 2d 31, 1992 Wisc. LEXIS 332. Under Wisconsin law, shareholders of a corporation are to be involved only in certain limited aspects of a corporation's operations, e.g., elections of directors, approval of mergers and similar transactions and corporate dissolution. Decisions as to service reliability, billing, use of new technology, manufacturing activities and the construction of transmission facilities are matters left to the determination of the Company's board of directors under Wisconsin law. No provision of the Company's articles of incorporation alters this result. Even if the Proposal were viewed as merely a request, it involves specific aspects of the management of the business operations of the Company. Whether the nature of a proposal, mandatory or precatory, affects its includability is solely a matter of state law. Release No. 34-20091, Fed. Securities Law Report (CCH) P83,417 (August 16, 1983). We are not aware of any decision suggesting that Wisconsin law looks otherwise than to the subject matter of a shareholder proposal or holds that a precatory format will transform any matter within management's exclusive province into a proper subject for shareholder action.

3. **The Proposal deals with matters relating to the conduct of the ordinary business operations of the Company and its subsidiaries and is excludable under Rule 14a-8(i)(7).**

Under Rule 14(i)(7), a proposal dealing with a matter relating to the conduct of the ordinary business operations of the Company may be omitted from the Company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impractical in most cases for the stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session, part 1, at 119 (1957), reprinted in part in Release 34-19133, p. 47 (October 14, 1982).

Each of the eight proposals embodied in the Proposal clearly relates to ordinary business operation of the Company and its subsidiaries. The Company is a holding company whose subsidiaries provide products and service in both regulated and non regulated energy markets. Identification of chronic high outage areas, prompt restoration of reliable electric service, billing practices, improvement of customer energy efficiency, development of co-generation facilities and joint ventures and the elimination of the electric transmission constraints impacting eastern Wisconsin have long been and will continue to be part at the core of the ordinary business operations of the Company's utility and non utility subsidiaries. The primary thrust of the Proposal relates to the construction and location of a high voltage transmission line which are matters involving ordinary business decisions. *Northern States Power Company* (February 11, 1998). *Long Island Lighting Co.* (February 19, 1980). Proposals 4 through 7 involve the deployment of technology, also a matter involving ordinary business decisions. *Duke Power Co.* (March 8, 1984).

For the foregoing reasons, the Company intends to omit the Proposal from its 2001 annual meeting proxy materials on the basis that the Proposal relates to the Company's ordinary business operations.

4. **Virtually each of the proposals included in the Proposal have already been implemented by the Company and its subsidiaries — a further indication that the proposals relate to ordinary business operations. Rule 14a-8(i)(10) authorizes the omission of a proposal if the Company has already substantially implemented the proposal.**

- Proposal 1 — The electric distribution engineering department of Wisconsin Public Service Corporation, a Company utility subsidiary ("WPSC") continually identifies chronic high outage areas through its service territory and develops plans to address associated reliability issues.

- Proposal 2 — Tariffs for the parallel generation - net energy billing policy of WPSC are already on the WPSC internet site. WPSC has also developed written materials which it routinely provides to customers requesting information on parallel generation. A team was established last summer to make this information more "customer friendly."

- Proposal 3 — The Public Service Commission of Wisconsin docket referred to in this proposal increased from 20 megawatts to 100 megawatts the exemption of new generating facilities from the requirement of a prior certificate of convenience and necessity. The exemption applies to any generation facilities and is not limited to co-generation facilities. WPS Power Development, Inc. ("PDI") and WPS Energy Services, Inc. ("ESI"), nonregulated energy subsidiaries of the Company, are actively pursuing co-generation opportunities in Wisconsin utilizing the additional flexibility provided by the broader exemption and are in ongoing discussions with a number of entities.

- Proposal 4 — Although it is unclear exactly what is meant by small-scale co-generation technologies, this may be a reference to facilities that not only produce electricity but also provide steam to the host entity or to distributed generation which involves small electric generation facilities often located at customer facilities. In either case, ESI and PDI are both pursuing opportunities to deploy small scale distributed generation facilities. WPSC has over the years pursued similar opportunities and is currently testing micro-turbine applications.

- Proposal 5 — The Company is unsure what is meant by off-peak powered phase change air conditioning technologies. If the reference is to thermal storage systems which create ice/ice slurry at night to run through air conditioning systems during peak day periods, WPSC has worked with customers on these and related technologies as part of its demand side management effort. These programs have now been turned over to the State of Wisconsin and are funded by the Public Benefits Fund. WPSC also engages in remote controlled load-shedding of air conditioners to control electric demand on high usage days.

- Proposals 6 and 7 — The Company and its subsidiaries have not pursued joint venturing with manufacturers because its subsidiaries have concluded that sufficient manufacturing capability already exists. The efforts of the Company's subsidiaries have been focused on finding solutions that will allow customers to utilize the technologies that are available.

- Proposal 8 — The Weston to Arrowhead transmission line was the best solution identified by the Wisconsin Reliability Assessment Organization (consisting of representatives of Wisconsin electric cooperatives and municipal and investor owned utilities as well as interested parties from outside Wisconsin who are affected by the constrained transmission system). This process included participation by the Staff of the Public Service Commission of Wisconsin. Alternatives to this transmission line, including continuation of the status quo, have already been considered by the management of WPSC.

5. The primary purpose of the Proposal appears intended to question the need for and location of the proposed Arrowhead to Weston high voltage power line and Proposal 8 bears directly on this matter.

Whether this project proceeds and, if it proceeds, where the lines will be located are matters which to a certain extent are beyond the control of the Company. Therefore the Proposal may be excluded under Rule 14a-8(i)(6) since the Company would lack the power or authority to implement the object of the proposal.

Although the Company initiated the matter by filing an application with the Public Service Commission of Wisconsin (the "Public Service Commission"), for a certificate of convenience and necessity to construct the transmission line, whether or not the Arrowhead to Weston line is constructed and where it will be located will be determined by the Public Service Commission, a decision which will no doubt be subject to extensive judicial review. The law provides that the Public Service Commission may not approve construction of a high voltage transmission line, such as the proposed Arrowhead to Weston line, without first finding, among other things, that the line provides usage, service or increased reliability benefits to the wholesale and retail utility customers in the state and the benefits of the line are reasonable in relation to its costs. The Company believes that the Arrowhead - Weston project meets these statutory requirements. Thus even if the Company were to withdraw the application, it would not necessarily end the project. Either the Public Service Commission could order the line built anyway, or another utility, the American Transmission Company, LLC (the "ATC"), could take over the project.

The Public Service Commission could order the line built under the power granted to it by the Wisconsin legislature through 1997 Act 204 and 1999 Act 9 (known as the "Reliability 2000 Law"). Portions of that legislation were designed to facilitate the identification and elimination of constraints in the intrastate and interstate electric transmission system that adversely affect the reliability of transmission service provided to electric customers. Pursuant to its statutory obligation, the Public Service Commission has completed a study of the limitations of the existing transmission system, including the restrictions on the "Western Interface" which connects the electrical system in Eastern Wisconsin with the systems to the West. The study confirmed that the constrained Western interface threatened electrical reliability not only in Eastern Wisconsin, but also throughout the Midwest region. The Arrowhead to Weston line is intended to eliminate this constraint by significantly increasing transfer capacity over the Western Interface. Under the Reliability 2000 Law, the Public Service Commission has the authority to issue an order requiring an investor-owned electric utility including the ATC to construct or procure the construction of specified transmission facilities that are necessary to relieve a constraint on the transmission system. Thus, even if the Company decided to withdraw its application for this project, the Public Service Commission could order it constructed.

Likewise, even if the Public Service Commission did not order the line constructed, another utility could apply to build the project. The likely candidate is the ATC, which is a newly organized single purpose transmission utility to which all of the major Wisconsin electric utilities are transferring their transmission facilities on or before January 1, 2001. The ATC could become involved in one of two ways. First, it has made an offer to purchase the Weston to Arrowhead Project from the Company. The offer expires April 1, 2001. If the offer is accepted by the Company, any recommendation at the May, 2001 annual meeting of shareholders that the Company management consider a plan to abandon the Arrowhead to Weston Project will be irrelevant – at that point the ATC would own and control the project. Second, even if the Company were to decide to abandon the project rather than sell it to the ATC, nothing would prevent ATC from proposing the project on its own and proceeding to attempt to build it.

With respect to routing issues, the Company can offer testimony and submit arguments regarding the best route for the line. However, if the Public Service Corporation decides to issue a certificate of public convenience and necessity ("CPCN") for the project, the Public Service Commission will also select the route from among the various options. The Public Service Commission may not agree with the Company's assessment of what routes would be the best. The Reliability 2000 Law requires that transmission facilities constructed to increase the transmission impact capability into Wisconsin shall use existing rights-of-way to the extent practicable and that routing and design of these facilities must minimize environmental impacts in a manner that is compliant with achieving reasonable electric rates. It is difficult to predict how the Public Service Commission will weigh those factors when considering the various route segments available.

Thus, even if the Company were to attempt to act on Proposal 8, there are substantial questions whether the implementation of the Proposal would have any practical effect.

6. The Proposal violates the proxy rules in that it contains statements which are materially false or misleading in violation of Rule 14a-9.

(a) The first clause of the recitals states that the Company's customers have experienced no power outages due to electricity shortages. The Company states that is not correct. Since 1997, WPSC has on numerous occasions interrupted electric service to air conditioners of customers that participate in WPSC's load control program and to large commercial and industrial customers that take service under one of WPSC's interruptible programs. The interruptions generally occur during the summer months and are due to electric supply shortages. Other utilities in Wisconsin and the Midwest experienced similar and even more severe problems during the summer of 1999.

(b) The third clause of the recitals states that the Arrowhead to Weston transmission line "has imposed significant negative affects upon the lives and livelihoods of thousands of people within the proposed route area. Although it is true that some potentially affected landowners are quite concerned about the proposed project, as yet no land acquisition has occurred, no right-of-way has been cleared and no construction has commenced. Those activities will not occur until the Public Service Commission issues a CPCN and determines the actual route for the transmission line. The Public Service Commission has just commenced a series of hearings on the project. During those hearings, the Public Service Commission will solicit the input of all affected parties as part of the process pursuant to which it will determine whether to issue a CPCN, and, if so, on what route the line should be built.

(c) The Company questions the correctness of the statement in clause four of the recitals that the Arrowhead to Weston transmission line project is "casting a negative light upon the Company." There is no question that many potentially impacted property holders are vigorously opposing the project. The Company, however, states that it enjoys strong support for the project from state political leaders, its large customers, business groups, other utilities, cooperatives and Wisconsin's Energy Lifeline Coalition (which is a large, broad-based coalition of various business interests).

(d) The Company is aware of no basis for the assertion in clause five of the recitals that the Arrowhead to Weston Project is negatively impacting employee morale. In fact, the one current employee who testified at the public hearings (non-technical portion) appeared on behalf of one of WPSC's union locals and stated emphatically that the employees strongly support the project, and that the project will solve problems that now negatively affect employee morale.

(e) The statement in the sixth clause of the recital that the project will result in permanently defoliating approximately 4,500 acres is highly speculative. The project's impact on land will greatly depend upon the routes selected. Currently there are several routes being considered by the Public Service Commission of Wisconsin, some of which use existing corridors (like highway and railroad rights-of-way) more than others do. Moreover, although construction of the line will require removal of vegetation taller than 12 feet within the right-of-way, it will not result in either complete or permanent "defoliation" of the right-of-way. It is currently impossible to support the statement in the sixth clause of the recitals.

(f) The statement in the seventh clause recites that "thousands of candidate miles of existing transmission facilities that could be incrementally upgraded" to provide comparable transmission in a more reliable manner has no factual basis. Moreover, it ignores and is contrary to the determination of the Wisconsin Reliability Assessment Organization which identified constructing the Arrowhead to Weston transmission line (not upgrading existing facilities) as the best solution to Wisconsin's existing transmission problems.

(g) The ninth clause of the recitals states that there is "little or no spare generation capacity with which to charge the Arrowhead to Weston transmission line." The Company states that is not true and that WPSC has received proposals to buy more power but is unable to transmit the power to its market because of constraints in the east-west transmission interface.

(h) The Proposal is false and misleading in violation of Rule 14a-9 because it is confusing, vague and indefinite. The Commission has determined that a proposal could be omitted if it was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (July 30, 1993). The Proposal asks management to consider developing some or all of eight specified plans. The nature and extent of such consideration is unspecified.

7. **The Proposal in general and Proposal 7 in particular is designed to result in a benefit to Mr. Fuhlman or to further a personal interest of Mr. Fuhlman which is not shared by the other shareholders at large, and the Proposal may be excluded from the Company's proxy materials for its 2001 annual meeting.**

Although the proposal to construct the Arrowhead to Weston transmission line has received substantial support in the State of Wisconsin, it has prompted intense and vocal opposition from property owners whose property is in the path of, or in proximity to, the proposed routes for the transmission line. Mr. Fuhlman is the co-owner of record of substantial real property in Rusk County, Wisconsin in proximity to one of the proposed transmission line routes. Prior to submitting the Proposal, Mr. Fuhlman had participated in the process by which the public was provided information about the project. On December 8, 2000, Mr. Fuhlman testified at the public hearing held by the Public Service Commission in Rusk County in opposition to construction of the line. During the public hearings, other Company shareholders testified in favor of the project.

Although the Proposal may relate to the Company in a general manner and does not on its face evidence Mr. Fuhlman's personal interest, the Proposal may nevertheless be excluded. The Commission has stated that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a company's proxy materials "if it is clear from the facts ... that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Release No. 34-19135 (October 14, 1982). The Staff has indicated that this conclusion is applicable even if the proposal does not in itself relate specifically to the personal grievance. *See Sigma-Aldrich Corporation* (available March 4, 1994) (proposal by terminated consultant). The Staff has stated "despite the fact that the proposal is directed in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the company." *Texaco, Inc.* (available March 18, 1993) (proposal by dissident retailer to limit compensation paid to executives to not more than 25 times compensation paid to lowest paid employee); *McDonald's Corporation* (available March 23, 1992) (proposal by disgruntled franchisee to use the subjects of directors' qualifications and conflicts of interest as a surrogate). Accordingly, the Company intends to omit the Proposal on the basis that its submission is intended to further the personal interests of Mr. Fuhlman.

For the reasons set forth above, the Company believes that it may omit the Proposal from its proxy statement and proxy for its 2001 Annual Meeting.

In the event that the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. If you would like to contact us directly, please call the undersigned at (414-297-5672).

Sincerely,

FOLEY & LARDNER

By [signature]
Michael S. Nolan

Enclosures
cc: Barth J. Wolf
Phillip F. Fuhlman (via certified mail)

16 November 2000

Barth J. Wolf
Secretary and Manager -- Legal Services
WPS Resources Corporation
P. O. Box 19001
Green Bay, WI 54307-9001

Mr. Wolf,

Attached please find a shareholder resolution I am respectfully submitting for inclusion in the WPS Resources Corporation 2001 Proxy Statement.

At present I own 1015 shares of common stock in the WPS Resources Corporation.

Per the Securities and Exchange Commission Shareholder Proposal rules, I have owned at least $2000 of WPS Resources Corporation common stock since 1 August 1999.

Per the Securities and Exchange Commission Shareholder Proposal rules, I intend to continue to hold this position through the WPS Resources Corporation 2001 Annual Meeting, and expect to add to the position in the interim.

All of the shares of WPS Resources Corporation I own are held in street name by a broker. Per the Securities and Exchange Commission Shareholder Proposal rules, attached please find a letter of confirmation from that broker, Quick & Reilly. Prior to transferring my WPS shares to Quick & Reilly, said shares were also held in street name under cover of a Suretrade account. Therefore I have also included a copy of a nearby Suretrade statement. I expect you and WPS Resources Corporation to treat my account information (ex. account numbers) in a confidential manner.

Should you have any questions, please feel free to contact me at the address I have listed below.

Sincerely,

Phillip F. Fuhlman

Phillip F. Fuhlman
521 Kelly Drive
Golden Valley, MN 55427
TEL: 763-595-0200
FAX: 763-595-8340

ALLIANT TECHSYSTEMS INC (ATK)

5050 LINCOLN DRIVE
EDINA, MN 55436-1097
952. 351.3000
http://www.atk.com/

NO ACT

NO ACTION LETTER
Filed on 05/07/1996 - Period: 04/02/1996
File Number 001-10582

May 7, 1996

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Alliant Techsystems (the "Company")
Incoming letter dated April 2, 1996

The proposal requests that the board establish a policy to end all research, development, production, and sales of antipersonnel mines by 1997.

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(7). In this regard, the staff notes that the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the sale of a particular product). Accordingly, it is this Division's view that the instant proposal may be excluded from the Company's proxy materials in reliance upon Rule 14a-8(c)(7). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Stephanie Marks

Stephanie D. Marks
Attorney Advisor

-8

000001

Lane Altman & Owens LLP

101 Federal Street
Boston, Massachusetts
02110

Telephone
617 345-9800

Telefax
617 345-0400

Reference

April 2, 1996

Vincent W. Mathis
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Shareholder Proposal Submitted to Alliant Techsystems Inc. ("Alliant")

Dear Mr. Mathis:

Alliant has received a shareholder proposal (the "Proposal") from the Cooperative Investment Fund of the School Sisters of Notre Dame (the "Investment Fund"), the owner of 52 shares of Alliant's common stock.

By copy of this letter, Alliant has notified the Investment Fund of its intention to omit the Proposal from Alliant's Proxy Statement and Form of Proxy for the 1996 Annual Meeting of Shareholders. This letter constitutes Alliant's statement of reasons upon which it considers the omission of the Proposal to be proper.

On behalf of Alliant and in accordance with Rule 14a-8, promulgated under the Securities Exchange Act of 1934, as amended, we are writing to request that the Division not recommend any enforcement action if the Proposal is omitted. Pursuant to clause (d) of Rule 14a-8, enclosed are six copies of the Proposal, the supporting statement in favor of the Proposal, and this letter.

SUMMARY

Alliant's business consists of the sale of ordnance, munitions and other products and devices principally to the United States Department of Defense. The Proposal requests the Directors of Alliant to "establish a policy to end all research, development, production, and sales of anti-personnel mines by 1997" which would result in Alliant terminating production of one such munition.

Alliant believes that under Rule 14a-8 the Proposal may be omitted from its Proxy material for the following reasons:

(a) under Rule 14a-8(c)(5), the Proposal relates to operations which account for less than 5% of total assets, and less than 5% of net earnings and gross sales, and is not otherwise significantly related to Alliant's business; and

(b) under Rule 14a-8(c)(7) the Proposal deals with a matter relating to the "conduct of the ordinary business operations" of Alliant.

DESCRIPTION OF ALLIANT TECHSYSTEMS INC.

Alliant (which until 1990 was a part of Honeywell, Inc.) has designed and produced high quality ordnance, munitions, and marine systems since before World War II and is currently the largest supplier of munitions to the Department of Defense. Alliant (since its acquisition of the Hercules Aerospace Company in 1995) has also produced Delta and Titan rocket motors, Trident strategic missile motors, and tactical rocket motors.

In its manufacture of munitions, Alliant produces to specifications provided by the Department of Defense or designs its products to satisfy Department of Defense product performance criteria. Alliant munitions products include various types of medium and large caliber ammunition, tank ammunition, air-delivered weapons, shoulder-fired infantry weapons, howitzer ammunition, mines, and torpedoes. Alliant produces only conventional munitions, and produces no chemical, biological, or nuclear munitions of any kind.

The Proposal would affect Alliant's design, production, and sale of self-deactivating, self-destruct anti-personnel mines ("Self-Destruct Devices").

DISCUSSION

I. <u>The Proposal deals with less than 5% of Alliant's Operations -Rule 14a-8(c)(5)</u>.

Rule 14a-8(c)(5) permits omission of a shareholder proposal if it relates to operations which account for less than 5% of the Registrant's assets, net earnings, and gross sales, <u>and</u> is not otherwise significantly re[lated] to the Registrant's business. Alliant believes that the Proposal may be excluded under (c)(5) as both satisfying the objective criteria (less than 5% of operations) and because it is not otherwise significantly related to Alliant's business.

<u>Less than 5% Test.</u>

The production of Self-Destruct Devices represents less than ¼ of 1% of Alliant's total sales, less than ¼ of 1% of its net earnings, and less than ¼ of 1% of its total assets for the fiscal year ending March 31, 1996. Accordingly, this part of 14a-8(c)(5) is clearly satisfied.

"Not Otherwise Significantly Related."

The Staff has said that even where a proposal relates to less than 5% of operations, it may be "significant to an issuer's business, even though such significance is not apparent from an economic viewpoint." *See* Release No. 12999. In such cases, the proposal must be included in the proxy statement, even though small on an economic basis. For example, a significant relationship may exist even though the activity is small or isolated, if it has a disproportionate effect on the larger company operation. (W.R. Grace, March 11, 1994; AT&T, January 24, 1994, small operations in Mexico were considered to affect their worldwide businesses).

Such is not the case here. Alliant's production of Self-Destruct Devices has no unusual economic or other effect on the sale or profitability of Alliant's other products, on Alliant's overall competitiveness, or on its other operations.

The fact that a product use may be controversial is not in itself enough to render it "significantly related" to the Registrant's other business. (*See* Staff responses to K-Mart Corporation of February 28, 1995 and March 11, 1994, in which proposals regarding controversial items - sexually explicit material and firearms - could be omitted as not "significantly related" to K-Mart's business.) Accordingly, the current debate over the use of anti-personnel mines does not create a "significant" effect on Alliant's business where no other significant effect exists. (*Also, see* Motorola Inc., December 22, 1994, in which social issues regarding local operation in Occupied Territories were deemed not to have significant effect on Registrant's other operations.)

Accordingly, since the matter to which the Proposal relates both represents less than 5% of Alliant's operations and is "not otherwise significantly related to the issuer's business", it may be properly omitted from the Proxy Statement pursuant to Rule 14a-8(c)(5).

II. The Proposal deals with the conduct of "Ordinary Business" Operations, and may be omitted under Rule 14a-8(c)(7).

Rule 14a-8(c)(7) provides that the Registrant may omit a stockholder proposal which "deals with a matter relating to the conduct of the ordinary business operations of the Registrant". The rationale underlying the "ordinary business" exclusion is that it would be manifestly impractical for stockholders to decide day-to-day management issues at corporate meetings, and that Rule 14a-8 should exclude proposals that deal with everyday business matters. (*See* Release No. 34-19135 and Release No. 34-12999.)

Product Decision is "Ordinary Business"

The Staff has agreed that proposals regarding product selection relate to ordinary business matters and are therefore excludable under Rule 14a-8(c)(7). *See* Wal-Mart Stores, Inc., (March 12, 1996) (proposal mandating company not to sell any tobacco products excludable under Rule 14a-8(c)(7); E.I. DuPont De Nemours and Company (March 8, 1991) (proposal that company accelerate the phase-out of certain chemicals excludable under Rule 14a-8(c)(7); McDonald's Corporation (March 9, 1990) (decision to develop and market a new menu item relates to conduct of ordinary business operations); Eli Lilly & Co. (February 8, 1990) (decisions involving choice of products relate to conduct of ordinary business operations); USX Corporation (January 26, 1990) (sale of a particular product relates to conduct of ordinary business operations); Chrysler Corporation (March 3, 1988) (determination to engage in product research and development relates to conduct of ordinary business operations).

Alliant believes its decision to produce Self-Destruct Devices is an ordinary product line decision consistent with its offering of conventional defense products and services to the Department of Defense. Infantry and armored weapons, ammunition, and related systems are considered by the Department of Defense to be necessary to ensure U.S. readiness and effectiveness in armed conflict. Alliant's principal business is to supply such equipment. Self-Destruct Devices are one such mission-specific device within Alliant's largely homogeneous product line of ordnance and munitions.

No Extraordinary "Social Aspect"

The Staff has sometimes agreed that unusual social issues related to a product line may cause a Registrant's sale of such product to be not "ordinary". However, the Staff has confirmed that the mere presence of a social issue does not remove it from the scope of the "ordinary business" exclusion (Cracker Barrel Old Country Store, October 13, 1992). Instead, the matter may be excluded unless it poses unusual policy considerations which are not otherwise applicable to the Registrant's product, or which have "major implications" to it. *See* Release No. 34-12999.

For example, a social issue of major implications has been suggested where operations involve weapons of mass destruction, such as nuclear weapons (*see* Westinghouse, December 14, 1992), where a company is far afield of its usual business (*see* General Motors, March 4, 1996, regarding Star Wars nuclear program) or where a company's principal product is being provided for a controversial and potentially dangerous use. (*See* Kimberly Clark, February 22, 1990, paper supplied for cigarettes.)

In such cases, the social aspect of the product was clearly different than those applicable to the typical use or purposes of the Registrant's products. Accordingly, they are markedly different from Alliant's situation where the product in question is consistent in nature and purpose to Alliant's other munitions products.

Given the overall purpose and nature of Alliant's business, the Investment Fund Proposal is equivalent to proposals related to selecting the nature, presentation and content of a Registrant's products. (*See* cites above to E.I. DuPont et al. and *see* The Walt Disney Company, October 2, 1995 (proposal related to selecting the "nature, presentation and content of [Disney's] entertainment products" is excludable.))

The decision to supply the Department of Defense with this particular type of conventional device (as one product in a broad line of substantially similar products) poses no extraordinary social issue in the context of a munitions manufacturer, and the product sale is squarely within the "ordinary business" of Alliant. As a result, it may be properly omitted from Alliant's Proxy Statement under Rule 14a-8(c)(7).

CONCLUSION

For the foregoing reasons, Alliant respectfully requests the Staff to advise it that the Staff will recommend no enforcement action to the Commission if the Proposal is excluded from its Proxy materials.

If you have any questions, please feel free to contact me.

Very truly yours,

Jeffrey P. Allen

c:\jfm\alliant\secltr.doc

SCHOOL SISTERS OF NOTRE DAME

Cooperative Investment Fund

3753 West Pine Blvd.
St. Louis, MO 63108-3305

(314) 531-9881

March 1, 1996

Mr. Richard Schwartz, President and CEO
Alliant Techsystems Inc
MN11-2012
600 Second Street, N.E.
Hopkins, MN 55343-8384

Dear Mr. Schwartz:

Thank you for your reply to my letters regarding landmines, and for sending the 1995 Annual Report and Form 10-K. I had hoped to receive responses to more of the questions in my letter of December 6, 1995. We understand that Alliant says the only mines the company produces have self-destruct features. We believe that mines with self-destruct systems are still indiscriminate and can cause grave harm.

As shareholders, religious investors are concerned about the social responsibility of the companies in which they invest. It is our conviction that our economic behavior must show concern for the good of the human family. Therefore, as shareholders, we are submitting a proposal asking that the Board of Directors of Alliant Techsystems establish a policy that the company end all research, development, production and sales of antipersonnel mines by 1997.

The School Sisters of Notre Dame Cooperative Investment Fund is the owner of 52 shares of Alliant Techsystems stock. Verification of ownership of the shares is enclosed. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to present the attached proposal and supporting statement for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We hope that the Board of Directors will agree to support and implement this shareholder proposal. Should you and other representatives of Alliant Techsystems wish to discuss this proposal, please call me at 314-531-9882 or send a FAX at 314-652-7728 to discuss the possibility of such a meeting or conference call. I look forward to hearing from you.

Sincerely,

Susan Jordan, SSND

Susan Jordan, SSND
Corporate Social Responsibility Agent for the Board of Directors,
School Sisters of Notre Dame Cooperative Investment Fund

ALLIANT TECHSYSTEMS

WHEREAS more than one hundred million landmines remain in over 60 countries worldwide and kill an estimated 500 people per week.

In 1994 Alliant Techsystems stated "The indiscriminate use of long-lasting antipersonnel landmines should be banned around the world. They have caused unnecessary and untold human suffering ..."

In 1992, the U.S. Congress established a one-year moratorium on the export of land mines which was extended in 1993 for three years, in 1996 the export moratorium was extended through 1997 and a one-year moratorium on the use of antipersonnel landmines except in marked and guarded mine fields along internationally recognized borders was enacted and will take effect in three years,

The mines produced by Alliant Techsystems have self-destruct systems. The company contends that mines with self-destruct features should be exempt from the U.S. moratorium;

We believe there can be no technical solution to the landmines crisis, that self-destruct mines, often placed by remote-delivery systems, and difficult to dispense with a high degree of accuracy, are still indiscriminate weapons, and continue to pose severe dangers to civilians as well as military personnel,

In June 1995, the National Conference of Catholic Bishops stated: "... we would like to add our voice to the appeals of Pope John Paul II and the growing movement to control and eventually ban anti-personnel landmines. The Holy Father has issued 'a vigorous appeal for the definitive cessation of the manufacture and use of those arms called anti-personnel mines ... In fact, they continue to kill and to cause irreparable damage well after the end of hostilities, giving rise to severe mutilations in adults and above all, in children'".

The United Nations General Assembly has called for a worldwide moratorium on trade in antipersonnel landmines, and establishment of a voluntary trust fund for mine clearance. All UN members have endorsed the "eventual elimination" of antipersonnel landmines, by virtue of the UN General Assembly resolution passed by consensus in December 1994.

RESOLVED: shareholders request the Directors establish a policy to end all research, development, production, and sales of antipersonnel mines by 1997

Supporting Statement

We believe that the international proliferation of antipersonnel mines is a grave human rights issue. Groups worldwide support an international ban on antipersonnel mines. These mines are indiscriminate and cause excessive harm. We believe the very production of self-destruct mines, of which many technical experts anticipate a 10% failure rate, legitimizes continued use of antipersonnel mines and defeats the purpose of any ban or moratorium.

Clearing landmines worldwide is extremely dangerous and will cost billions of dollars. Mines render large tracts of agricultural land unusable, wreaking environmental and economic devastation. One of the estimated 6 million landmines hidden in the former Yugoslavia caused the first American casualty in Bosnia.

We recognize this request involves a difficult business decision. We believe, however, that such a decision is not only responsible, but also a decision in the company's best interest.
If you agree with our request, please vote for this resolution.

CAROLINA POWER & LIGHT CO (CPWLP)

411 FAYETTEVILLE ST
RALEIGH, NC 27601
919. 546.6111

NO ACT

NO ACTION LETTER
Filed on 03/08/1990 - Period: 01/05/1990
File Number 001-03382

MAR 8 1990

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Carolina Power & Light Company (the "Company")
Incoming letter dated January 5, 1990

The proposal relates to a request that the Company prepare a report, to be made available to shareholders upon request, regarding specific aspects of the Company's nuclear operations relating to, inter alia, safety, regulatory compliance, emissions problems, hazardous waste disposal and related cost information, for the year ended 1989.

There appears to be some basis for your view that the proposal and supporting statement may be omitted under Rule 14a-8(c)(7) on the basis that it relates to the conduct of the ordinary business operations of the Company (i.e., specific and detailed data about the Company's nuclear power plant operations, including regulatory compliance, safety, emissions and hazardous waste disposal and specific detailed cost information relating thereto). Under the circumstances, the Division will not recommend any enforcement action to the Commission if the Company omits the proposal and supporting statement from its proxy material. In reaching an enforcement position, we have not found it necessary to reach the alternative bases upon which you rely.

Sincerely,

Melinda L. Reingold
Attorney Fellow

000050 9

411 Fayetteville Street Mall
Post Office Box 1551
Raleigh, North Carolina 27602

LEGAL DEPARTMENT
Writer's Direct Dial Number
(919) 546 - 6481
Telecopier
(919) 546-7678

January 5, 1990

RECEIVED JAN 8 1990 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

RECD S.E.C. JAN 08 1990

Securities and Exchange Commission
450 5th Street, N.W.
Attention: Filing Desk
Stop 1-4
Washington, D. C. 20549-1004

Re: 1990 Proxy Material
Shareholder Proposal
Wells Eddleman and Jane Sharp

Gentlemen:

Carolina Power & Light Company (the "Company") has received a communication submitted by Wells Eddleman and Jane Sharp containing a shareholder proposal for inclusion in the Company's 1990 proxy which these shareholders intend to sponsor at the Company's Annual Meeting of Shareholders on May 9, 1990. A copy of the proposal and supporting statement, together with related correspondence, is enclosed as Exhibit A. The proposal requests a report to shareholders on the Company's nuclear plant operations in 1989. The Company believes it may omit the proposal on the grounds set forth below.

The proposal is virtually identical to the proposal, which was cosponsored by Wells Eddleman and Jane Sharp, submitted to the Company last year for inclusion in the Company's 1989 proxy material. At that time, the Company proposed to omit the proposal on the basis of Rules 14a-8(c)(7), 14a-8(c)(3) and 14a-8(c)(10). At that time the SEC Staff did not concur in the Company's view. However, the Company continues to believe that the proposal is properly excluded under Rules 14a-8(c)(7), 14a-8(c)(3) and 14a-8(c)(10) and requests your further consideration of this matter.

<u>14a-8(c)(7)</u>

The Company believes that the proposal may be omitted from the proxy material on the basis of Rule 14a-8(c)(7) since it deals with a matter relating to the conduct of the ordinary business operations of the Company. The SEC Staff has in the past often regarded nuclear power proposals as being outside the realm of ordinary business operations. However, these proposals have generally dealt with policy issues, not detailed operating information. The instant proposal is not policy related; rather, it focuses on detailed, highly technical, information about <u>plant operations</u>. The fact that the information being sought relates to the Company's nuclear plants, rather than its fossil plants or its plants in general, does not elevate the proposal beyond the realm of ordinary business operations.

A review of the language in the proposal shows its mundane nature. Among other things, the requested report would include, <u>for each nuclear unit</u>, the number and duration of all shutdowns lasting at least 48 hours and all power reductions, including the causes, consequences and resolution of each occurrence; an itemization of repair or replacement of major parts, including an accounting of workers' radiation exposure during each repair or replacement; every event reported to the Nuclear Regulatory Commission ("NRC") or the industry-sponsored Institute for Nuclear Power Operations, including the dates, causes, resolution and consequences of each event; the number of curies of radioactive waste generated and the disposition of these materials, including the Company's plans for storage, transportation and disposal; the number of curies of all specific radionuclides released from each unit during routine operations or otherwise; generating capacity for each unit, and an accounting of production costs per kilowatt-hour for each unit, including capital, additions, operations and maintenance costs; comparison costs for the Company's other generating units; and the cost of insurance. These items relate to the operational aspects of the Company's business, rather than policy issues.

In further support of the excludability of this proposal, in other recent no action letters, the SEC Staff recommended no enforcement action on Rule 14a-8(c)(7) grounds in situations where the ordinariness of the activity which was the subject of the proposal, compared to the issuer's overall business, was analogous to the ordinary, day-to-day nature of the nuclear plant operations aspects of our Company's business. Thus, in AMR Corporation (April 2, 1987), the SEC Staff concluded that a proposal relating to the nature and extent of review of the safety of that company's airline operations was a matter relating to its ordinary business operations; and, in CBS Inc. (February 24, 1989), the SEC Staff concluded that a proposal relating to the nature, presentation and content of television and radio programming was a matter relating to ordinary business operations of that company's broadcasting business. In its supporting letter, CBS stated that the content of its programming was the "very essence" of its ordinary day-to-day business. By analogy, the subject matter of the pending proposal submitted to our Company relates to what is, for an electric utility, the "very essence" of its ordinary, day-to-day operations. Decisions made by management of the Company regarding the production of power, whether by nuclear, fossil fuel or other sources, are part of the ordinary business operations of the Company. Because the proposal relates to such ordinary business operations, it is excludable under Rule 14a-8(c)(7).

<u>Rules 14a-8(c)(3) and 14a-9</u>

The Company believes that it may omit the proposal from its proxy material pursuant to Rule 14a-8(c)(3) because the proposal is contrary to Proxy Rule 14a-9, which prohibits false or misleading statements in proxy soliciting material. There are implications in the proposal that are contrary to fact and that could be misleading to the shareholders who would be called upon to vote on the proposal.

In the Company's opinion, the third "whereas" clause is misleading in that it states, among other things, "that no permanent future site for CP&L's high-level or low-level radioactive wastes has been licensed . . . ." The Company does not dispute the assertion that licensing of permanent future sites for its high-level and low-level waste has not occurred; however, the clause is misleading because the deadlines for filing applications for such licenses have not yet been reached. Thus, licensing is not even available at the present time. As clearly shown in the following two paragraphs, plans are well underway with respect to the development and operation of both high-level and low-level waste sites. The fact that such sites have not been licensed does not in any way imply uncertainty or future problems.

With respect to high-level waste, although the federal government has not yet completed licensing of the federal repository at Yucca Mountain, Nevada, the Nuclear Waste Policy Act of 1982 requires the federal government to do so. Furthermore, the Company has a contract with the United States Department of Energy ("DOE"), requiring DOE to take title to the Company's high-level waste when the repository is placed in operation. This contract requires the Company to pay a set amount for each kilowatt-hour generated by the Company's nuclear plants. The Company, through 1989, has already paid $168,000,000 pursuant to the contract. In the meantime, DOE is in the process of establishing an interim facility which would accept spent fuel prior to placing the repository into operation. Moreover, CP&L currently has adequate on-site storage for its high-level waste for the licensed operating life of its nuclear facilities.

With respect to low-level waste, the primary licensed disposal site currently used by the Company is Chem-Nuclear's Barnwell site in South Carolina. A succeeding facility is to be located in North Carolina to serve waste generators in the Southeast and is in the process of development. The North Carolina Low-Level Radioactive Waste Management Authority is proceeding with the siting, design, construction and operation of a low-level radioactive waste disposal facility by December 31, 1992.

Thus, plans are well underway with respect to the development of permanent future sites for the Company's high-level and low-level radioactive waste. The fact that future sites have not been licensed (at a time when it is impossible for such sites to even be licensed) is not indicative of present uncertainty or future problems. The proposal is misleading in that it attempts to use the lack of licenses to imply uncertainty and future problems.

The third "whereas" clause also asserts that there is no permanent future site "for the contaminated plants when dismantled." This implies that a different type of disposal facility is required for dismantled plants when, in fact, several nuclear facilities in the United States have already been partially or totally dismantled, with the contaminated parts properly stored at existing licensed disposal facilities. Thus, at such time as the Company's nuclear plants are decommissioned and disassembled, the Company has assurance that safe disposal sites will be available.

Finally, the third "whereas" clause is misleading in that it implies there is no way to predict disposal costs. On the contrary, the current experience at Chem-Nuclear's Barnwell site will be reflected in future costs, allowing for inflation and the cost of improved technology. Predicting future costs is not an exact science for any industry; implying that it should be for the nuclear waste industry is misleading.

The Company believes that the proponents' misleading statements as detailed above render the proposal false and misleading.

<u>14a-8(c)(10)</u>

The Company also believes that it may omit the proposal pursuant to Rule 14a-8(c)(10) because it has been substantially implemented by the Company and is, therefore, moot. The Company makes periodic filings with the SEC pursuant to the requirements of the Securities Exchange Act of 1934. In those filings, including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, the Company discusses in detail its important nuclear matters. In fact, an entire section in the Form 10-K, entitled "Nuclear Matters," is devoted solely to nuclear matters which transcend the level of mundane, day-to-day operations. A copy of the Company's current reporting on nuclear matters from its 1988 Form 10-K and subsequent filings is enclosed as Exhibit B. A review of this exhibit clearly demonstrates that a complete disclosure of important aspects of material nuclear matters, including the Company's assessment of financial and other risks to the extent such risks can be identified and responsibly reported, is made by the Company. Such documents are available as public documents to any shareholder who is interested in their contents, and, additionally, in its proxy material, the Company offers to furnish without charge a copy of its current Form 10-K to any shareholder who requests it. Thus, since this information is already available to the shareholders, the proposal has been substantially implemented and is, therefore, moot and excludable from the Company's proxy material under Rule 14a-8(c)(10).

For the reasons stated above, the Company intends to omit the enclosed proposal and supporting statement from its 1990 proxy material.

Filing with the Securities and Exchange Commission of the Company's proxy material is presently scheduled for March 30, 1990, with printing scheduled for March 21, 1990. In accordance with Rule 14a-8(d) and for the Staff's convenience, the Company has attached eight copies of this letter and its exhibits, including the proposal and supporting statement. A copy of this letter and its exhibits has been sent to the proponents.

Very truly yours,

Adrian N. Wilson

Adrian N. Wilson
Associate General Counsel

ANW/ghd
Enclosures

cc: Mr. Wells Eddleman
811 Yancey Street
Durham, NC 27701

Ms. Jane Sharp
307 Granville Road
Chapel Hill, NC 27514

Ms. Cecilia D. Blye, Special Counsel
Chief Counsel's Office
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W., Room 3026
Washington, DC 20549

000154 EXHIBIT A

811 Yancey St.
Durham, NC 27701 688-3016

307 Granville Road
Chapel Hill, NC
27514

November 28, 1989

BY HAND

Sherwood Smith
Chairperson/CEO
Carolina Power & Light Company
P.O. Box 1551
411 Fayetteville Street Mall
Raleigh
North Carolina 27602

Dear Sherwood Smith

Happy Holidays! We are the holders, respectively, of 92 and 300 shares of CP&L common stock, which we have held for more than one year and which is valued at more than one thousand dollars for each of us. This is the same stock we held last year. Enclosed please find the text of a shareholder proposal we hereby submit and intend to presentto the Company's 1990 Annual Meeting of Shareholders. Apart from minor alterations of the whereas clauses reflecting some changed circumstances, and the change of dates, this is the same proposal sponsored last year by us and a third co-proponent, the Society of Catholic Medical Missionaries.

If, after any review, management fails to support this proposal, please include the enclosed support statement in the materials mailed to shareholders for the 1990 Annual Meeting. Please convey our holiday greetings to your associates.

Wells Eddleman
811 Yancey Street
Durham NC 27701

Jane Sharp
307 Granville Road
Chapel Hill, NC 27514

enclosures
xc: Securities and Exchange Commission

Proposal

Whereas, approximately 45% of our Company's total assets are invested in nuclear power plants: Robinson, Brunswick, Harris;

Whereas, the Nuclear Regulatory Commission (a) held 5 enforcement conferences with CP&L in 1987 regarding safety or security violations; (b) held a management meeting with CP&L in 1988 to discuss "identified problems at all CP&L [nuclear] sites"; (c) proposed fines of $775,000 against CP&L between May 5, 1988 and Dec. 1, 1989 for six separate safety violations; (d) cited management failure to correct nuclear safety problems (Robinson); (e) says Brunswick safety systems have repeatedly failed; (f) found worker radiation exposure high (Brunswick, Robinson);

Whereas, no permanent future site for CP&L's high-level or low-level radioactive wastes has been licensed, nor a site for the contaminated plants when dismantled, making radwaste disposal costs unpredictable;

Whereas, proponents believe that Carolina Power & Light should assess the fiscal, social, health and environmental consequences of continuing nuclear power plant operation.

THEREFORE BE IT RESOLVED, THAT the shareholders request that Management prepare and make available to any shareholder upon request, a report on CP&L's nuclear operations in 1989. This report (prepared at reasonable cost; proprietary information may be omitted) to be available by September 30, 1990 for each nuclear unit shall include but not be limited to:

(1) the number and duration of all shutdowns lasting 48 hours or longer; of all power reductions; their causes, consequences, and resolution; an itemization of major parts requiring work because of design errors, safety-related modifications, component(s) deterioration or failure, including repair or replacement costs; an accounting of the workers' radiation exposure during each repair or replacement;

(2) every incident, error, failure, event, accident reported to the NRC and/or the Institute for Nuclear Power Operations; the date(s), causes, resolution, fines, and consequences of each, including any consequences affecting workers or the public;

(3) the number of curies of high level (irradiated fuel, etc.) and low-level (irradiated or contaminated components, dry waste, etc.) radioactive waste generated during the year, the disposition of these materials, and the Company's plans for transportation, storage, and disposal of all radioactive materials generated;

(4) the number of curies of all specific radionuclides released from each unit as liquid, or gaseous emissions during routine operation; all estimates of the number of curies of each radionuclide released accidentally;

(5) the percentage of CP&L's generating capacity provided by each nuclear unit; an accounting of production cost per kilowatt-hour, including all capital costs, additions, operation or maintenance costs; comparison costs per kwh for CP&L's coal-fired and hydroelectric units;

(6) the annual costs of private and other insurance for (a) damage to CP&L's nuclear property, (b) replacement power, (c) liability to third-part victims;

(7) Management's best judgment, based on the Company's ethics and morals, of the financial and other risks of continued operation, generation of radioactive wastes, release of low-level radiation, evacuation, and possible catastrophic accidents.

000056

Supporting Statement

We request this report due to continuing concern about nuclear energy, growing stockpiles of radioactive wastes and their transportation, and the Company's finances. We believe that shareholders need this information to make informed judgments about our Company, its stock, and the continued operation of CP&L's nuclear plants.

Know Your Risks: Please Vote Yes.

MCI INC (MCIP)

500 CLINTON CENTER DRIVE
CLINTON, MS 39056
601. 460.5600
http://www.mci.com/

NO ACT

Filed on 04/20/2000 - Period: 01/24/2000

P/C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2000

Jennifer R. Byrne
Bryan Cave LLP
One Metropolitan Square, Suite 3600
St. Louis, MO 63102-2750

Act 1934
Section
Rule 14A-8
Public
Availability 4-20-00

Re: MCI WORLDCOM, Inc.
Incoming letter dated January 24, 2000

Dear Ms. Byrne:

This is in response to your letter dated January 24, 2000 concerning the shareholder proposal submitted to MCI by Alfred N. Koplin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon
Chief Counsel

Enclosures

cc: Garry Lakin
13057 Coco Plum Lane
Naples, FL 34119

April 20, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MCI WORLDCOM, Inc.
Incoming letter dated January 24, 2000

The proposal relates to a "proper economic analysis," including a fairness opinion, "accompany[ing]" future plans to abandon offices or facilities in favor of more expensive facilities with the goal of enhancing shareholder value.

There appears to be some basis for your view that MCI may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., determination of the location of office or operating facilities). Accordingly, we will not recommend enforcement action to the Commission if MCI omits the proposal from its proxy materials in reliance upon rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which MCI relies.

Sincerely,

Heather Maples

Heather Maples
Attorney-Advisor

WASHINGTON, D.C.
NEW YORK, NEW YORK
KANSAS CITY, MISSOURI
OVERLAND PARK, KANSAS
PHOENIX, ARIZONA
LOS ANGELES, CALIFORNIA
SANTA MONICA, CALIFORNIA
IRVINE, CALIFORNIA

BRYAN CAVE LLP
ONE METROPOLITAN SQUARE, SUITE 3600
ST. LOUIS, MISSOURI 63102-2750
(314) 259-2000
FACSIMILE: (314) 259-2020

LONDON, ENGLAND
RIYADH, SAUDI ARABIA
KUWAIT CITY, KUWAIT
ABU DHABI, UNITED ARAB EMIRATES
DUBAI, UNITED ARAB EMIRATES
HONG KONG
ASSOCIATED OFFICE IN
SHANGHAI, PEOPLE'S REPUBLIC OF CHINA

JENNIFER R. BYRNE
ASSOCIATE
DIRECT DIAL NUMBER
(314) 259-2453

INTERNET ADDRESS
JRBYRNE@BRYANCAVELLP.COM

Securities Exchange Act of 1934, Rule 14a-8

January 24, 2000

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: MCI WORLDCOM, Inc.— Request for No-Action Letter Regarding the Exclusion of Shareholder Proposal Submitted by Alfred N. Koplin

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, MCI WORLDCOM, Inc. (the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2000 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement dated December 21, 1999 (the "Proposal") from Alfred N. Koplin (the "Proponent"). Enclosed are six (6) copies of this letter as well as six copies of the Proposal (attached as Exhibit 1), a supporting opinion of King & Spalding, special Georgia counsel to the Company with respect to matters of state law on which this request is based (attached as Exhibit 2), and correspondence received from the Proponent (attached as Exhibits 3 and 4).

The Company respectfully requests the concurrence of the Staff of the Division of Corporate Finance (the "Division") that no enforcement will be recommended if the Company omits the Proposal from its Proxy Materials.

I. Introduction

A. MCI WORLDCOM, Inc.

The Company is a premier telecommunications company offering facilities-based and fully integrated local, long-distance, international, and Internet services to 22 million customers. The Company employs 83,000 employees in more than 65 countries and maintains more than 300 offices. Strategically, the Company seeks to enhance customer and shareholder value by becoming a leader in the industry's fastest growing areas: data/Internet, international, and U.S. local phone services.

B. Relocation of Facilities

To meet the rapidly changing needs of the market and to ensure the Company's ability to offer innovative, high quality products and services, the Company often finds short and long term advantages in relocating its facilities. As part of the Company's active acquisition program, the Company regularly reviews the need to consolidate space so as to combine the increased personnel, reduce lease rental expense, and otherwise to increase the efficiency of the Company's operations. These relocations have helped the Company to establish a network of 300 offices in 65 countries and an extensive global network system covering more than 70,000 route miles. Before relocating any facility, the Company considers all relevant factors in an effort to realize its strategic goals. As part of this analysis, the Company examines the anticipated growth in personnel, physical location and convenience, and health and safety considerations as well as the overall cost to the Company, both short and long term.

C. The Proposal

The Proposal demands: "Proper economic analysis, including a fairness opinion, should accompany future plans to abandon existing office or operating facilities in favor of more expensive, newer, or more convenient facilities, whether relocating, consolidating or expanding such facilities, with the goal of protecting and enhancing shareholder value."

Under Rule 14a-8, the Proposal may be omitted from the Company's Proxy Materials for the reasons set forth below.

II. Statement of Reasons for Omission

In 1998, the Securities and Exchange Commission amended Rule 14a-8, and in doing so, it set forth in Rule 14a-8(i) the provisions formerly set forth in Rule 14a-8(c). Although the numbering changed, the provisions of Rule 14a-8(i) parallel those of Rule 14a-8(c) to the extent relevant to the discussion below. See Release No. 34-40018 (1998). Therefore, the Company believes that the Division positions cited in this letter regarding Rule 14a-8(c) generally remain valid and are equally applicable to Rule 14a-8(i).

A. Rule 14a-8(i)(1)—Proposal Is Not a Proper Subject for Action by Shareholders

Under Rule 14a-8(i)(1), the Company may omit the Proposal because it is not a proper subject for action by shareholders under the laws of the Company's state of incorporation. The Company is incorporated in Georgia, which requires that the Board of Directors manage the corporate business and affairs unless the corporation's articles of incorporation, by-laws, or legal agreements with the shareholders provide otherwise. Georgia Business Corporation Code § 14-2-801. Since the Company's articles of incorporation, by-laws, and legal agreements with the shareholders do not alter the application of the statute, the Board of Directors has exclusive authority over the management of the corporation. This broad managerial power includes the decision to relocate certain Company facilities. Thus, the shareholders cannot unilaterally determine facility locations nor the Board of Directors' decision-making process, as confirmed by the attached opinion from King & Spalding.

The Proposal directs that "[p]roper economic analysis, including a fairness opinion, *should* accompany future plans to abandon existing . . . facilities" (emphasis added). The inclusion of the word "should" appears to prevent this Proposal from being interpreted as a request or recommendation; instead, it directs the Board of Directors to perform specific actions. The Staff has considered such proposals phrased as mandates and have found them excludable under Rule 14a-8. See *International Business Machines Corporation* (Jan. 27, 1995) (requiring the revision of a proposal stating that there "shall be no further awards" to outgoing employees and directors); *Middle South Utilities, Inc.* (Mar. 18, 1988) (requiring the revision of a proposal "instruct[ing]" the officers to sell assets and distribute the proceeds to the shareholders); *Pacific Gas and Electric Co.* (Feb. 9, 1984) (requiring the revision of a proposal "propos[ing]" the inclusion of a summary of emergency events at a power plant which "should" contain event reports and "should" describe the events in detail). As such a mandate usurps the Board of Directors' discretion to choose the most cost and time effective means of deciding relocation matters, the Company may properly exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(1).

B. Rule 14a-8(i)(3)—Proposal Is False and Misleading and Is Unduly Vague

Under Rule 14a-8(i)(3), the Company may omit the Proposal because it violates Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. The Proposal is false and misleading in two respects: it alleges, without factual support, that the Company has improperly relocated certain facilities, and its provisions are too vague and indefinite.

1. False and Unsubstantiated Allegations

First, the Proposal "directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Rule 14a-9, note (b). The Proposal implies that, with respect to relocations, the Company has failed to conduct appropriate cost-benefit analyses, thus burdening the Company and its shareholders with heavy expenses which could have been avoided if the directors had diligently fulfilled their fiduciary duties. For instance, the Proposal argues that rental expenses have escalated primarily in response to the relocation and consolidation of facilities and that this dramatic increase shows no sign of abating. Then, the Proposal summarily argues that the relocations bring a "questionable economic benefit" and are "unnecessary," a "significant burden," and "without compensating reward." A reasonable shareholder will conclude from the Proposal that the Company did not investigate the economic implications of relocating, acting, at best, negligently and, at worst, in the directors' own self-interest.

The Proposal levels these accusations of improper conduct without providing any factual support. Indeed, no such factual support exists. The Proponent purports to provide factual support by falsely stating that the "Company's current policy of relocating and consolidating facilities has been a major component in the increase of rental expenses from $60 million in 1996 to $184 million in 1998, with no end in sight for future rental increases." However, these figures are simply wrong and misrepresent the true status of rental expenses. First, the Proponent fails to disclose that these figures, which were presumably derived from Note 9 to the Company's 1998 audited financial statements, include equipment leases, rights of way, and franchise agreements as well as office leases. Second, the statement falsely indicates that relocation costs have been a "major component" of these increases when in fact the increases are largely due to internal growth and the completion of a number of substantial acquisitions, including the $14 billion acquisition of MFS Communications at the end of 1996, the $1.3 billion acquisition of CompuServe in early 1998, the $500 million acquisition of ANS also in early 1998, and the $37 billion acquisition of MCI later in 1998. In fact, relocation costs have been a minor component of the increase from 1996 to 1998. In contrast to the Proponent's unsubstantiated allegations, the Company's policy is to reduce rental expense as a percentage of total "SG&A," or sales, general and administrative expense.

Contrary to the Proponent's unfounded allegations, the Company carefully scrutinizes all relevant factors in determining whether to relocate a facility. As part of this process, the Company focuses on steps which will bring the Company closer to its strategic long-term goals. The Proposal, on the other hand, simply lists the short-term costs inherent in relocating while ignoring the long-term enhancement of customer service and shareholder value. For example, as discussed below under Section II.C, the Company considers a variety of a factors, including rental expense, lease termination costs, personnel growth, the potential to reduce duplicate management, the operational benefits of consolidating functional groups, physical location and convenience, and health and safety considerations, to choose the most cost-effective and advantageous facilities.

As discussed in Section II.C, the Company's actual decision-making process regarding its facility locations bears no resemblance to the capricious, negligent process described by the Proponent in the Proposal. The staff's decision not to recommend enforcement action with regard to other proposals which were equally false and misleading supports the Company's position. See *Parkvale Financial Corporation* (July 30, 1999) (requiring the revision of a proposal describing the financial decline of the company using broad terms and without correct factual support); *Intel Corporation* (Mar. 19, 1999) (requiring the revision of a proposal containing unsubstantiated, graphic descriptions of animal experiments conducted in a company sponsored science fair).

2. Vague and Indefinite

In addition, the staff has permitted the exclusion of proposals in which the "action specified by the proposal is so inherently vague and indefinite that shareholders voting upon the proposal would not be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented." *Duquesne Light Co.* (Jan. 6, 1981). Although the Proposal states that an economic analysis and fairness opinion should accompany future relocation plans, the shareholders will not be able to determine whether the Company has fulfilled this obligation because the Proposal neglects to resolve several key issues, such as:

- Who shall perform the economic analysis? The proposal indicates that the Board of Directors cannot be relied upon to perform this function, so should the Board of Directors be allowed to choose the party who does perform the analysis?
- Should the Board of Directors require such an analysis even when it is clearly not cost effective to do so?
- What factors should the analysis address? The Proposal focuses exclusively on short-term costs; should the analysis examine only short-term factors while disregarding the Company's strategic plans and long-term goals?
- What weight should each of these factors receive?
- Most important, what weight should the analysis receive? The Proposal requires the inclusion of the analysis but fails to explain its role in the decision-making process. Must the Board of Directors decide whether to relocate based on the economic analysis even if it conflicts with the Company's strategic plans?

These issues demonstrate that the Proposal would require the Board of Directors to manage the Company's property under vague and indefinite terms. Because of this ambiguity, the actions taken by the directors in implementing the Proposal may differ significantly from those envisioned by the shareholders. Other proposals presenting such vague and indefinite language have received no-action treatment. See *E. I. du Pont de Nemours & Co. Inc.* (Feb. 8, 1977) (excluding as too vague a proposal requesting that the Company recognize and promote the importance of freedom of speech); *Occidental Petroleum Corporation* (Feb. 11, 1991) (excluding as too vague a proposal regarding the "buyback" of shares which was so "virtually incoherent" as to make it unclear what actions the shareholders expected the company to take). Therefore, in light of the Proposal's conclusory, unproven, negative assertions as well as its absence of sufficient detail, the Company believes that the Proposal should be omitted pursuant to Rule 14a-8(i)(3).

C. Rule 14a-8(i)(4)—Proposal Relates to a Personal Grievance; Personal interest

Under Rule 14a-8(i)(4), the Company may omit the Proposal because it relates to a personal grievance against the Company, and the Proponent wishes to promote a personal interest not shared by the other shareholders. The Division has permitted the exclusion of proposals which use broad terms in order to appear to represent the general interests of the shareholders when such proposals actually seek to redress a personal grievance and to advance a personal interest. See *Phillips Petroleum Company* (Mar. 4, 1999) (successful argument of the Company to exclude a proposal brought by a former employee and requiring prior approval for the "alienation" of assets) (citing Release No. 34-19135). The purpose of this subsection, according to the Commission, is to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Release No. 34-20091 (Aug. 16, 1983).

The Company believes that the Proposal has been submitted by the Proponent solely as a means of redressing his dispute with the Company over its decision to relocate without buying out the remaining term of its lease with the Proponent. Accordingly, the Company intends to omit the Proposal on the basis that its submission is an abuse of the shareholder proposal process.

The Proponent is the President of Hinsdale Management Corporation, the landlord of office space leased by the Company since 1996 for one of its Global Customer Service divisions. At the time of the lease, the Company anticipated that the space would be sufficient for a number of years. As a result of internal growth, acquisitions, and operational consolidations, the number of employees in the division had grown by late-1999 to approximately 460, far in excess of the facility's design capacity of approximately 250. During 1999, insufficient space at the main facility caused the Company to occupy three different buildings, and as the facility's features and services no longer met the Company's increasing needs, the Company felt that it needed to make substantial improvements in order to continue its operations at the Proponent's facility.

Therefore, the Company evaluated three options: (1) move all but 280 employees to another facility, resulting in impaired operational efficiencies and increased per employee capital costs of facility improvements, (2) expand the existing lease to accommodate future growth and make all necessary improvements, or (3) relocate the organization to a larger facility that would support future growth and that offered all of the features and services essential to the Company's efficient operation. After conducting a detailed study, the Company concluded that relocating would reduce costs in the long term by avoiding the expense of duplicate management, reducing communication errors and inefficiencies resulting from separate facilities, and eliminating the need for improvements to bring the facility in line with the Company's standards.

After deciding to relocate to a more efficient, cost effective facility, the Company offered to buy-out the remaining term of the lease, i.e., make a cash payment to the Proponent to terminate the lease. Following a series of negotiations, the parties were unable to agree upon the amount of the payment, with the Proponent's request substantially exceeding the Company's offer. At that point, the Company concluded that it could likely save money by subleasing the space at a discount and ceased negotiations.

Upset by the Company's decision, the Proponent instructed his counsel to send the Company a letter dated October 19, 1999 (attached as Exhibit 3). In the letter, the Proponent expressed concern regarding the Company's office relocation and consolidation policies, citing as an example the "relocation of 40,000 square feet of inexpensive Class B office space in Elmhurst, Illinois to more expensive Class A space elsewhere, at a cost exceeding $5,000,000." However, this seemingly off-hand example is in fact the Company's relocation from the Proponent's space.

In light of the Company's difficult negotiations with the Proponent and because the Company had already decided, after considerable analysis, to relocate, the Company did not respond to the Proponent's letter. However, counsel to the Proponent sent another letter dated December 10, 1999 (attached as Exhibit 4) noting the absence of a response to the earlier letter and stating:

> "If no response is intended, please send me the appropriate form to put the subject matter of the letter in the form of a motion to be presented before the next annual meeting of shareholders. My client and I will submit the appropriate motion and plan on a detailed discussion at the shareholders meeting."

These letters make it clear that the Proponent has submitted the Proposal solely to vent his frustration over the Company's refusal to accept his lease buy-out terms. As discussed below in Section II.D, the cost of relocation is of almost no significance to the Company's operations. As such, it can be of little interest to the shareholders. Moreover, the inflammatory and inaccurate supporting statement, which lacks any meaningful factual basis, as described in Section II.B.1, provides further evidence that the proposal is—by its very nature—plainly motivated by the Proponent's personal grievance and attempt to harass the Company. The Proponent is not actually concerned about the cost of relocations and their effect upon shareholder value; rather, he wishes to antagonize the Company by asserting that it improperly manages the location of its facilities.

Although the Proposal may relate to the Company in a general manner and does not on its face evince the Proponent's personal grievance, the Proposal may nevertheless be excluded. The Commission stated in Release No. 34-19135 (Oct. 14, 1982):

> ". . . a proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under paragraph [(i)(4)], if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest."

Thus, the issue is not whether the Proposal is cast in general terms to affect shareholders equally but whether the purpose of the Proposal is to redress the Proponent's personal claim or grievance.

When considering proposals motivated by the personal interests of an individual shareholder, the staff has permitted the exclusion of the proposals. See *Texaco Inc.* (Feb. 15, 1994) (excluding a proposal for compensation limitations presented by a shareholder with whom the company formerly had a lease); *McDonald's Corporation* (Mar. 23, 1992) (excluding a proposal regarding director qualifications presented by a shareholder who disputed the location of the company's facilities).

For more recent exclusions of such proposals, see *Johnson & Johnson* (Jan. 7, 2000) (excluding a proposal to compensate inventors presented by an alleged inventor) ; *Caterpillar Inc.* (Dec. 13, 1999) (excluding a proposal to adopt an overtime pay policy presented by an employee dissatisfied with current policy); *The Southern Company* (Dec. 10, 1999) (excluding a proposal to form a shareholder committee to investigate complaints against management presented by a former employee seeking a forum for his numerous claims); *Phillips Petroleum Company* (Mar. 4, 1999) (excluding a proposal to require shareholder approval prior to the "alienation" of assets presented by a former employee); *US WEST, Inc.* (Feb. 22, 1999) (excluding a proposal to censure directors for actions relating to the transfer agent presented by a shareholder with a personal complaint against the transfer agent); *Burlington Northern Santa Fe Corporation* (Feb. 5, 1999) (excluding nine proposals relating to the company's operations presented by a shareholder and his family who had asserted numerous claims and grievances against the company in a variety of forums); *U S West, Inc.* (Dec. 2, 1998) (excluding a proposal to advise management of shareholder dissatisfaction relating to a cash payment in connection with a split-off presented by a shareholder displeased with his tax preparation expenses). To prevent the Proponent from using his Proposal as a means of addressing grievances unrelated to those of other shareholders, the Company believes that the Proposal should be omitted pursuant to Rule 14a-8(i)(4).

D. Rule 14a-8(i)(5)—Proposal Is Not Significantly Related to the Company's Business

Under Rule 14a-8(i)(5), the Company may omit the Proposal because it is not significantly related to the Company's business. To exclude a proposal, Rule 14a-8(i)(5) requires that the proposal relate to operations which account for less than 5% of the Company's total assets and for less than 5% of its net earnings and gross sales for its most recent fiscal year. In addition, the operations cannot be otherwise significantly related to the Company's business. Like Rule 14a-8(i)(7), Rule 14a-8(i)(5) seeks to exclude shareholder proposals which relate to the ordinary business operations delegated to management's discretion.

As a highly successful telecommunications company, the Company easily complies with the 5% thresholds set forth in Rule 14a-8(i)(5) to exclude the Proposal. In 1999, the Company's ordinary relocation expenses did not equal 5% or more of the Company's assets, net earnings, or gross sales. As set forth below in Section II.E, the relocation of certain Company facilities is an ordinary business decision which is minuscule in comparison to the Company's overall operations as a worldwide telecommunications leader. Clearly a part of ordinary business operations, the expense of relocating certain facilities easily falls below the 5% thresholds set forth in Rule 14a-8(i)(5). The staff excluded similar proposals for which the costs of relocation fell beneath the 5% thresholds in *J.C. Penney Co., Inc.* (Mar. 13, 1990); *General Electric Company* (Jan. 31, 1990); *American Telephone & Telegraph Company* (Jan. 17, 1990); *International Business Machines Corp.* (Jan. 17, 1990) (all excluding requests for reports regarding the effect of certain expansions and relocations of company facilities).

Furthermore, the relocation of facilities and the costs inherent therein cannot otherwise be construed as significantly related to the Company's telecommunications business because the Company engages in such relocations as a matter of routine business operations and not as part of a strategy to alter the core operations of the Company. The staff has permitted the exclusion of such proposals which relate to operations that do not significantly impact the Company's core business operations. See *PepsiCo, Inc.* (Jan. 20, 1995) (excluding request for termination of operations in Burma); *Motorola Inc.* (Jan. 31, 1994) (excluding request for report on effect of NAFTA on the company). Unlike the proposal reviewed in *Sprint Corporation* (Feb. 25, 1993) (refusing to exclude a proposal to form a committee to evaluate the impact of closing facilities), this Proposal raises only the issue of relocation costs and omits any related issues, such as employment, social, and strategic considerations, which may ultimately affect the operation of the Company's core business. Therefore, under Rule 14a-8(i)(5), the consideration of these costs is too insignificant to warrant the Proposal's inclusion in the Proxy Materials.

E. Rule 14a-8(i)(7)—Proposal Relates to Ordinary Business Operations

Under Rule 14a-8(i)(7), the Company may omit the Proposal because it deals with a matter relating to the Company's ordinary business operations. Georgia Business Corporation Code § 14-2-801 requires the Board of Directors to manage the ordinary business affairs of the Company. The staff has agreed that these affairs include the management of the Company's property. See *Allegheny Power System, Inc.* (Mar. 24, 1993) and *McDonald's Corporation* (Mar. 15, 1991) (both excluding proposals relating to the sale of property as ordinary business operations). Thus, "[t]he design and implementation of the relocation effort are mundane in nature, and represent the day to day organizational and operational inter-relationships and activities of the Company and are the sole province of the Board of Directors and management of the Company." *Tenneco Inc.* (Dec. 28, 1995) (successful argument of the company for exclusion of economic reports regarding the relocation of headquarters as ordinary business operations).

The Proposal seeks to intervene in these ordinary business decisions by requiring an analysis of the economic impact of relocating certain facilities. However, these daily managerial decisions regarding relocation involve complex considerations, and, as such, they are best left to the expertise of the Company's management, as directed by Georgia law and the Company's governing documents. The attached opinion by King & Spalding confirms this approach as a matter of state law. The staff has consistently agreed with this position. *See Pacific Gas & Electric Co.* (Jan. 3, 1986) (excluding determination of the location of corporate headquarters as ordinary business operations); *Exxon Corporation* (Feb. 28, 1992) (excluding request for reports on plant operations); *Sears, Roebuck & Co.* (Mar. 6, 1980) (excluding proposal relating to the location of new facilities); *American Telephone & Telegraph Co.* (Dec. 30, 1980) (excluding proposal relating to the location and relocation of company buildings).

Furthermore, the exception to Rule 14a-8(i)(7) that permits inclusion of proposals relating to public policy does not apply to this Proposal because this Proposal strictly relates to the economic impact of relocating. The Proposal does not address the affect of relocation upon "the morale of the workforce, the communities in which the facilities . . . are located, and the good will or loyalty of the customers," as did the accepted proposal in *Sprint Corporation* (Feb. 25, 1993). See also *Pacific Telesis Group* (Feb. 2, 1989) (proposal addressing broader public policy implications of relocating).

In addition, the Proposal focuses on ordinary relocations and does not address dispositions of property which ultimately impact the Company's core operations as did the proposal in *Stone & Webster, Incorporated* (Feb. 22, 1996) (refusing to take a no-action position regarding a recommendation to sell non-core businesses and real estate because it could lead to the separation of the company's businesses). The Company's relocations have not and will not cause any significant change in the Company's business. Rather, they are one portion of a multi-faceted strategic plan to strengthen the Company's position as a telecommunications leader. Therefore, because the Proposal merely relates to the economic impact of relocating, a decision within the Board of Directors' sole discretion, the Proposal should be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7).

F. Rule 14a-8(i)(10)—Proposal Has Been Substantially Implemented

Under Rule 14a-8(i)(10), the Company may omit the Proposal because the Company has already substantially implemented it. The Proposal demands that the Board of Directors include an economic analysis and fairness opinion in considering potential relocations with the goal of "protecting and enhancing shareholder value." However, assuming that this Proposal intends to ensure that the Company adequately considers all relevant factors in addressing relocation decisions, the Company has already implemented a plan by which it addresses all such relevant factors.

When considering the merits of relocating, the Company examines the short and long term costs and benefits in the context of achieving the Company's strategic goals so as to maximize shareholder value. The Company looks at the space needs of its personnel, both current and future, examines the physical attributes of the facilities and whether they meet the Company's growing needs, analyzes the physical lay-out and features of the facilities and whether they will maximize efficiencies, and focuses on ensuring that all health and safety concerns are sufficiently addressed at the facilities. The Company also analyzes rental expense, lease termination costs, and relocation expenses. Inherent in these analyses is the determination of the immediate expense to move the employees and all company equipment to a new facility as well as the long-term savings which may accrue to the Company as a result of moving to a more convenient, modern, and spacious facility. While the Company does not generally obtain fairness opinions, it is doubtful that such an opinion could be obtained for a reasonable expense, if at all, for such insignificant decisions.

The Proponent's disagreement with the Company's decisions does not negate the validity of the Company's existing approach to relocation issues. The staff has permitted the exclusion of proposals under similar circumstances. See *Sears, Roebuck and Co.* (Feb. 23, 1998) (excluding a proposal to prepare a report regarding import policies); *E.I. du Pont de Nemours and Company* (Feb. 14, 1995) (excluding a proposal to include certain environmental reports in the company's annual report); *The Boeing Company* (Feb. 7, 1994) (excluding a proposal to prepare certain reports regarding the company's business); *Houston Industries Inc.* (Apr. 10, 1987) (excluding a proposal to prepare an annual report regarding certain risks to shareholders).

Unlike the Proposal which the staff declined to exclude in *NYNEX Corporation* (Feb. 18, 1994), this Proposal does not address broader social and political concerns which require the unique input of outside sources. As the Company's approach to relocation issues already includes an economic analysis as directed by the Proposal, the Company considers the Proposal substantially implemented and believes that it may omit the Proposal pursuant to Rule 14a-8(i)(10).

III. Request

In view of the foregoing, it is the Company's opinion that it may omit the Proposal from its Proxy Materials for its 2000 Annual Meeting of Shareholders. The Company hereby requests confirmation that the Division will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials.

Pursuant to Rule 14a-8(j)(1), by copy of this letter, the Company is notifying Mr. Koplin of its intention to omit the proposal from its Proxy Materials.

In the event that the Division disagrees with the conclusion expressed herein regarding the omission of the Proposal from the Company's Proxy Materials, or should any additional information be required, the Company would appreciate an opportunity to confer with the Division prior to the issuance of its response. Please feel free to contact R. Randall Wang at 314-259-2149 or the undersigned at 314-259-2453.

Please acknowledge your receipt of this letter and the attached exhibits by stamping the enclosed (additional) copy of this letter and returning it in the enclosed self-addressed envelope.

Very truly yours,

Jennifer R. Byrne /VS

Jennifer R. Byrne

cc: Alfred N. Koplin

MINNESOTA CORN PROCESSORS LLC

901 NORTH HIGHWAY 59
MARSHALL, MN 56258-2744
507. 537.2676

NO ACT

NO ACTION LETTER
Filed on 04/03/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 3, 2002

Joe Bennett
Secretary & General Counsel
Minnesota Corn Processors, LLC
901 North Highway 59
Marshall, MN 56258-2744

Act 1934
Section
Rule 14A-8
Public
Availability 4/3/2002

Re: Minnesota Corn Processors, LLC
Incoming letter dated February 12, 2002

Dear Mr. Bennett:

This is in response to your letter dated February 12, 2002 concerning the shareholder proposal submitted to MCP by LeRoy Deichman. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: LeRoy Deichman
433 Heger Drive
Gibson City, IA 60936

April 3, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Minnesota Corn Processors, LLC
Incoming letter dated February 12, 2002

The proposal requests that MCP build a new corn processing plant subject to specified conditions.

There appears to be some basis for your view that MCP may exclude the proposal under 14a-8(i)(7), as relating to ordinary business operations (i.e., decisions relating to the location of its corn processing plants). Accordingly, we will not recommend enforcement action to the Commission if MCP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for exclusion upon which MCP relies.

Sincerely,

Keir D. Gumbs
Special Counsel

MINNESOTA CORN PROCESSORS, LLC
MCP
901 NORTH HIGHWAY 59 • MARSHALL, MN 56258-2744 • PHONE 507-537-2676
LAW DEPARTMENT

February 12, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Ladies and Gentlemen:

Minnesota Corn Processors, LLC, a Colorado limited liability company (the "Company"), has received on January 16, 2002, a member proposal (the "Proposal") from LeRoy Deichman (the "Proponent") for inclusion in the Company's proxy materials for the 2002 Annual Meeting of members (the "Annual Meeting"). The Company presently intends to exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(3), (6) and (7) under the Securities Exchange Act of 1934, as amended. We respectfully request that the staff of the Division confirm that it will not recommend any enforcement action against the Company if the company excludes the proposal from the proxy materials.

We have enclosed six copies of this letter. A copy of the Proposal is attached as Exhibit A. Concurrently with the filing of this letter with the Division, we are forwarding a copy of this letter to Proponent as notice of the Company's intention to exclude the Proposal from its proxy materials.

Company Background

The Company is a processor and marketer of corn and corn by-products. Until July 2000, the Company operated as a Minnesota cooperative. The Company has over 5,000 members, most of whom are farmers. Ownership interests in the Company are comprised of Class A Units held by Class A Members and Class B Units held by Class B Members. All members except one are Class A Members. None of the Company's Units are publicly traded.

Summary of the Proposal

The Proposal recommends that the Company build a new corn processing plant on the most viable (profitable) site still available today subject to specific conditions such as the new plant produces additional profit, increases the value of each current share, and that it produces ethanol products for the viable markets.

Reasons to Exclude the Proposal

I. The proposal may be omitted pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operation.

Pursuant to Rule 14a-8(i)(7), a proposal may be excluded from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998), the staff acknowledged that the general underlying policy of the ordinary operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting."

It is our opinion that the decision as to whether or not to build a new plant in furthering the growth and development of the Company is a matter of ordinary business of the Company and therefore not a proper matter for shareholder consideration.

In a letter to Sears Roebuck & Co. (Mar. 6, 1980), the staff took the position that a stockholder proposal requesting the board of directors to adopt a policy that would favor development within central business districts over replacement of downtown stores with stores in suburban malls dealt with a matter of ordinary business and therefore could be omitted from Sears' proxy materials pursuant to Rule 14a-8(c)(7). In that letter, the staff expressed that the decision whether to build new facilities or renovate and upgrade existing facilities is a matter of ordinary business. The staff concluded that it is impracticable for the shareholders to make a judgment on the complex issues involved in determining whether new facilities should be developed in the context of a shareholders meeting. The information necessary to evaluate such a decision simply is not available to the stockholders; nor is a stockholders meeting an appropriate forum for a decision of that nature.

The instant Proposal requiring the Company to build a new plant also relates to the Company's determinations of how to manage its cash flows and how to invest its funds. It intends to have the Company abandon its current investment strategy for purpose of building a new plant. Both courts and the SEC staff have held that investment decisions are "ordinary business operations" within the meaning of Exchange Act Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). In Grimes v. Centerior Energy Corp., 909 F.2d 529 (D.C. Cir. 1990), a shareholder proposal sought to prevent the company from making any capital or construction expenditures in excess of dividends paid to the common shareholders without the prior consent of shareholders. The court, in holding the company could exclude the proposal from its proxy statement, stated that "management cannot exercise its specialized talents effectively if corporate investors assert the power to dictate the minutia of daily business decisions." Grimes at 531-32. In addition, various no-action letters issued by the staff also hold investment decisions to be "ordinary business operations." See, General Dynamics Corp. (Mar. 23, 2000) (proposal urged company obtain precious metal without relinquishing its current cash and mineral reserves can be excluded); C.R.I. Insured Mortgage Association, Inc. (Mar. 19, 1991) (company need not include proposal to create policy to invest in insured mortgages); Long Island Lighting Company (Mar. 28, 1985); (company need not include proposal to eliminate expenditures for capital investment in new electric generation facilities); and Allis-Chalmers Corp. (Mar. 3, 1982) (company need not include proposal to require the company to invest in existing facilities rather than acquiring other companies).

Accordingly, it is our opinion that the Proposal involves a matter of ordinary business and therefore may be omitted from the Company's proxy statement pursuant to Rule 14a-8(i)(7).

II. The proposal should be excluded under Rule 14a-8(i)(3) because it is vague, indefinite and misleading, and thus in violation of Rule 14a-9.

The staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. General Magic, Inc. (May 1, 2000) (proposal excluded because company shareholders would not know what they were voting to accomplish were this statement to be included in the proxy statement. The proponent failed to explain how the company was to respond to shareholders "properly."); IDACORP, Inc., (Jan. 24, 2000) (the company may exclude a shareholder proposal under Rule 14a-8(i)(3) because the proposal sought to remove members of the board without specifying the reasons, therefore it was vague and indefinite). A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." Bristol-Myers Squibb Co. (Feb. 1, 1999) (the staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness as it is completely silent as to how the Company might implement to the proffered policy); Philadelphia Electric Co. (July 30, 1992) (proposal excludable because the proposal was so vague that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal).

The instant Proposal is vague, indefinite and misleading because from the face of the Proposal, members will not know what they are being asked to consider and upon what they are being asked to vote. The Proposal requests that the Company build a new plant "on the most viable site still available today," but does not state where these sites are and which of them are available. The Proposal requires the new plant be built subject to specific conditions, e.g., produces additional profits, increases the value of the current shares, produce ethanol products for the viable markets and other starch-based products that carry margins, but fails to indicate how these conditions can be met by building the new plant and fails to define the products that the new plant is supposed to produce. As a result, not only will the Company and its members be unable to comprehend what actions or measures the Company would have to take in the event that the Proposal were adopted, but actions ultimately taken by the Company pursuant to the Proposal could differ significantly from actions contemplated by members in voting on the Proposal. For the above reasons, the proposal is incomplete, vague, indefinite and misleading within the scope of Rule 14a-9, and therefore should be excluded from the Company's proxy statement under Rule 14a-8(i)(3).

III. The proposal should be excluded under Rule 14a-8(i)(6) because it is impermissibly vague and indefinite thus the Company lacks authority to implement.

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is so vague that the company "would lack the power or authority to implement" the proposal because the company would be unable to determine what actions should be taken. See, Int'l Business Machines Corp. (Jan. 14, 1992); Dryer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stock-holders at large to comprehend precisely what the proposal would entail").

The Proposal requests that the Company build a new plant subject to several conditions. As discussed above, it is impossible to determine from the Proposal what the Company's obligations would be. For example, the location of the plant, the product that the plant will produce and how the plant produces additional profits and increases the value of the shares are all unknown to the Company and the members. The Proposal is also completely silent as to how the Company might implement the Proposal. This may, in itself, render the Proposal excludable pursuant to Rule 14a-8(i)(6).

From the face of the Proposal, the members and the Company could have widely divergent views regarding what obligations the Proposal would place on the Company. It is our opinion that the vagueness of the proposal and the resulting inability of either the members or the Board of Directors to act consistently on the Proposal provides firm ground for omission of the Proposal pursuant to Rule 14a-8(i)(6).

Conclusion

For the forgoing reasons, it is respectfully submitted that the Proposal may be excluded from the Company's 2002 proxy statement for its Annual Meeting.

If you have any questions, require further information, or wish to discuss this matter, please call me at (800) 328-4150, ext. 2674.

Very Truly Yours,

Joe Bennett
Secretary & General Counsel

Enclosure

cc: LeRoy Deichman

JAN 10 2002

Share-holder Proposal

LeRoy Deichman

I recommend that we build a New Corn processing plant subject to specific Conditions as follows: (But Not Limited TO)

1. That it produce additional profits
2. That it will (upon closing of financing) increase the Value of each current Share.
3. That it may provide an option to deliver more corn per current share. (equity unit)
4. That will attempt to capitalize on one of our unique capabilities - To deliver a more homogeneous specific feedstock if our studies indicate another profit advantage.
5. That will attempt to utilize bio-based renewable, Solid waste, co-generation or other non-conventional fuelstocks if our studies indicate another profit advantage.
6. To be built on the most viable (profitable) site still available today based on our comprehensive Fullscope multidisciplinary site study.
8. Producing ethanol products for the viable markets identified in our comprehensive market Study (A) and other starch based products that carry margins
   a) Severable to ethanol or modified corn starch on a long term basis. or that
   b) Capture production or marketing synergies.

See (A) page 2

And Co-products that maximize our profits based on our full scope multidisciplinary study that looks at most synergies. Products competing with Non-renewable, Non-Ag, or environmental contaminants deserve priority if the economic analysis is a draw.

9. That could serve as a model for any group of producers who have equity dollars + a desire to build → They come & MCP! At the most desirable time determined by MCP

If we anticipate difficulties selling New equity at a higher price than current share value, then I would like to recommend a methodology to support (increase) the market price of current shares.

Thanks for this Opportunity!

Respectfully submitted,
LeRoy Deckman
433 Hagen Drive
Gibson City, Il. 60936

(A) Should we consider a retail outlet, in the areas where the motoring public is paying over \$5.00 for the ethanol produced from 1 bushel of corn? ie Paxton, Illinois

ALLSTATE CORP (ALL)

2775 SANDERS ROAD
NORTHBROOK, IL 60062
847. 402.5000
http://www.allstate.com/

NO ACT

NO ACTION LETTER
Filed on 02/19/2002
File Number 001-11840

PC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 19, 2002

Katherine A. Smith
Assistant Counsel
Corporate Governance and Business Transactions
The Allstate Corporation
2775 Sanders Road, A-2
Northbrook, IL 60062

Act 1934
Section
Rule 14A-8
Public Availability 2/19/2002

Re: The Allstate Corporation
Incoming letter dated December 21, 2001

Dear Ms. Smith:

This is in response to your letters dated December 21, 2001 and January 7, 2002 concerning a shareholder proposal submitted to Allstate by Mark Klein, M.D. We also have received letters from the proponent dated December 30, 2001 and January 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mark Klein, M.D.
6808 Estates Drive
Oakland, CA 94611

MARK I KLEIN, M.D.
6808 Estates Drive
Oakland, California 94611
510-339-6700

January 8, 2001

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
Washington, DC 20549

RE: ALLSTATE LETTER TO SEC DATED 1/7/02

Dear Sir:

Allstate's board and management is vested with the responsibility to "...assess (Mississippi's) business and legal environment and to decide (whether to continue doing business in the state)." My proposal is a ***recommendation*** consistent with Rule 14a-8(i)(1) which, if approved by the shareholders, has no binding legal authority.

Allstate attempts to hoodwink the SEC with the technical claim it never included a South Africa proposal on the proxy. Sears spun off Allstate to the shareholders in 1993 at about the same time the racist, apartheid regime collapsed. Allstate does not deny South Africa anti-apartheid proposals appeared on the Sears proxy.

Even if Allstate, as an independent entity, never had an anti-apartheid measure on the proxy, my proposal addresses the extraordinary social issue of equality before the law in the United States. We are at war today to protect our liberty whilst Allstate desperately wants to block the shareholders from ***recommending*** the company cease doing business in a jurisdiction which deprives some to equal justice before the law.[1]

The company's response to my criticism of its latest 10K disclosure on pending litigation is at best uninformative. Allstate's assertion "...we currently have no material litigation in Mississippi...*other than routine litigation incidental to the business*" is utterly meaningless. Such "*routine*" litigation could include bad faith and fraud cases with punitive damage claims, if tried in certain Mississippi counties, could result in judgments that might imperil Allstate's financial viability. Successful plaintiffs' lawyers know good discovery can turn a "*routine*" case into very expensive "material" litigation.

Ambrose Bierce's aphorism "(Mississippi civil) litigation is machine in which (corporate defendants) enter a pig and emerge a sausage" was never more true.

Sincerely,

---

[1]In my 12/30/01 letter to the SEC I said Allstate's real problem with my proposal is the fear by raising a substantive issue other shareholders would put forward ideas the company would rather not ~~deal~~ address. Too bad for Allstate there are no Siberian gulags for ungrateful shareholders.

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance and Business Transactions

Securities Exchange Act of 1934 – Rule 14a-(i)(7)

December 21, 2001

VIA AIRBORNE EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal submitted by Dr. Mark I. Klein for inclusion in The Allstate Corporation's 2002 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation (the "Company" or "Allstate") requests that you not recommend any enforcement action if Allstate excludes from its proxy materials for its 2002 annual meeting the stockholder proposal submitted by Dr. Mark I. Klein. The proposal calls for the Company to cease operations in the state of Mississippi (the "Proposal").

We would appreciate your response by February 15, 2002 so that we can meet our timetable for distributing our proxy materials and complying with Rule 14a-8(m).

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, we are filing this letter at least 80 calendar days before we expect to file our definitive proxy statement and form of proxy and we are enclosing six copies of the following:

1. this letter addressed to the Division of Corporation Finance;
2. Dr. Klein's letter and proposal of October 10, 2001 (Exhibit A);
3. my letter dated October 24, 2001 to Dr. Klein requesting the Proposal be limited to 500 words (Exhibit B);
4. Dr. Klein's letter and revised Proposal dated October 25, 2001(Exhibit C).

<u>Reasons for Omission</u>

Dr. Klein's proposal seeks the cessation of the Company's operations in the state of Mississippi and, as such, relates to Allstate's ordinary business operations.

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com

Rule 14a-8(i)(7) permits an issuer to exclude from its proxy materials any proposal that "deals with a matter relating to the conduct of the ordinary business operations." The SEC policy underlying the general business exclusion of Rule 14a-8(i)(7) is consistent with most state corporate law policies – that being, to "confine the resolution of ordinary business problems to management and the board of directors." Securities Exchange Act Release No. 40,018 (May 21, 1998). In that Release, the SEC stated that there are two central considerations underlying the policy. The first is that certain tasks are so fundamental to management's ability to run a company on a daily basis that management cannot, practically speaking, be subject to direct shareholder oversight. The second consideration underlying the policy is the extent to which a proponent seeks to use a particular proposal to "micro-manage" a company or probe too deeply into complex matters about which shareholders, as a group, would not be sufficiently informed to make a judgment. Securities Exchange Act Release No. 40,018 (May 21, 1998)

I. <u>Market Assessment is Ordinary Business</u>

Dr. Klein's proposal seeks the cessation of Allstate's business in the state of Mississippi on the basis that Mississippi courts are "out of control" and that the situation "endangers the company's financial stability and business reputation." The SEC has indicated many times that proposals related to the sale of particular products are related to the conduct of ordinary business. (See e.g., Alliant Techsystems (May 7, 1996) (sale of antipersonnel mines); Kmart Corporation (February 23, 1993) (sale of literature and other media involving sexual material); USX Corporation (January 26, 1990) (sale of adult "soft-core materials); Wal-Mart Stores, Inc. (March 12, 1996) (sale of tobacco)). The SEC has also agreed in many no-action letters that there are some matters which are so integral to a business that proposals related to such integral matters are considered to be related to the conduct of ordinary business. These items include the determination of hours of business, (Wal-Mart Stores, Inc. (March 23, 2001)(decision to operate stores on Sundays), the provision of certain types of services, (Hospital Corp. of America (February 12, 1986)(ability to provide abortion services)) and the choice to distribute certain products to certain locations (Abbott Laboratories (February 17, 1977)(manufacture, sale and distribution of infant formula to Third World countries)). The SEC has agreed with company assertions that such decisions require detailed and complex analysis by a company's staff of subject matter experts and management oversight and are not appropriate for action by shareholders at an annual meeting.

The Proposal attempts to micro-manage complex and fundamental areas of the Company's operations. Allstate is the nation's largest publicly held personal lines insurer. As an insurance company, Allstate is subject to state insurance laws and regulations of each state in which it does business, in addition to federal laws and regulations. The Company employs approximately 41,000 employees of which roughly 18,000 work in fundamentally critical departments essential to the Company's business. Those areas include its claims, underwriting, finance, accounting, pricing, product operations, investments and law departments. Each of these divisions work in their respective fields to evaluate, design, underwrite and price the Company's products in accordance with Company objectives and applicable laws and regulations. Each division reports through company management to the board of directors the result of its efforts on each respective fundamental area. The choice to offer Company products in any one state is therefore thoroughly assessed. With all due respect to Dr. Klein personally, it is unlikely that he, or the Company's shareholders as a group, would be in a position to effectively assess any state's business and legal environment more thoroughly than the 18,000 Allstate employees, management and board.

II. Insurance Operations in Mississippi Do Not Implicate an Extraordinary Social Issue

The SEC has indicated that a matter may be excluded unless it poses significant social policy issues that transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. Securities Exchange Act Release No. 40,018 (May 21, 1998). Examples of such significant social issues have included doing business in South Africa during the period of apartheid and conducting operations in Northern Ireland where significant employment discrimination was said to be prevalent. Such issues were almost uniformly condemned by shareholders and the public to the level of being a general consensus. Allstate submits there is no significant social or political issue in the Proposal that raises a significant policy question of such import. Litigation is one of the ordinary risks of doing business. Allstate discloses potentially significant or noteworthy legal matters in its periodic reports filed with the SEC. It should be noted in particular that none of the matters currently discussed therein involve an action currently pending in the state of Mississippi.

The SEC has sometimes held that an unusual social issue which might be related to a product line may cause the sale of that product not to be ordinary, such as where the product was out of its usual field of business (See e.g., General Motors (March 4, 1996) (involving sale of Star Wars nuclear program), Westinghouse (December 14, 1992) (sale of weapons of mass destruction)) or where the company's principal product was being promoted for a controversial or dangerous use (Kimberly Clark (February 22, 1990)(paper supplied for cigarettes). The sale of its insurance and investment products raises no unusual social issues. The products that Allstate sells in Mississippi are not significantly different from the products it sells across the country and Allstate does not sell such products for controversial or dangerous uses.

If anything, the Company would prefer to avoid any policy that would support the Proposal's sentiments and statements to the effect that the citizens of Mississippi are led to award large damage awards because they lack "the requisite educational levels to impartially assess the parties' contentions of facts" and as such, cannot appreciate the fact that they have been and are being manipulated by trial attorneys. The Company does not care to be associated with such a notion and respectfully requests the Staff to disavow the use of the proxy rules for the purpose of advancing such viewpoints.

Because there is no significant social policy or issue raised by selling insurance and investment products in the state of Mississippi, the Proposal should be omitted as relating to Allstate's ordinary business operations.

Conclusion

The Proposal relates to Allstate's ordinary business operations and fails to raise any significant social policies; therefore, the Company respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Allstate omits Dr. Klein's Proposal from its proxy statement for its 2002 annual meeting.

If you disagree with the conclusions drawn in this letter, we would appreciate an opportunity to confer with you before the issuance of your response.

If you have any questions with respect to this letter, please contact me at (847) 402-2343, or Jennifer Hager at (847) 402-3776.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed Airborne Express envelope.

Very truly yours,

Katherine A. Smith

Copy w/enclosures to: Dr. Mark I. Klein

1995 SEC No-Act. LEXIS 982

Securities Exchange Act of 1934 -- Rule 14a-8(c)(7)

December 28, 1995

[*1] Tenneco Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 28, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Tenneco Inc. (the "Company")
Incoming letter dated December 11, 1995

The proposal mandates management to prepare and include in the next quarterly report information related to the cost of the corporate headquarters remaining located outside the New York-New England area and the costs related to relocating the corporate headquarters to Connecticut.

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(7). In this regard, the staff notes that the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., determination of the location of corporate headquarters). Accordingly, it is the Division's view that the instant proposal may be excluded from the Company's proxy material in reliance upon Rule 14a-8(c)(7). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

INQUIRY-1: Tenneco
1010 **[*2]** Milam Street
PO Box 2511
Houston, Texas 77252 2511

Tel 713 757 2131

Tel 713 757 3073
Fax 713 757 3581

December 11, 1995

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 5th Street, N.W.

Judiciary Plaza
Washington, DC 20549

Re: Stockholder Proposal Submitted by Joseph Benham

Gentlemen:

This letter is filed by Tenneco Inc. ("Tenneco" or the "Company") pursuant to paragraph (d) of Rule 14a-8 under the Securities Exchange Act of 1934 (the "Rule") as a statement of the reasons the Company deems it proper to omit from its Proxy Statement and form of Proxy to be used in connection with its 1996 Annual meeting of Stockholders, a proposal and supporting statement (the "Proposal") which has been submitted to the Company by Joseph Benham (the "Proponent") in his letter dated October 20, 1995, a copy of which letter is enclosed.

The Proposal

In general, the Proposal deals with the relocation of the Company's corporate headquarters from Houston, Texas to Greenwich, Connecticut. The Proposal "directs management" of the Company to prepare and include in the Company's "next quarterly report":

. specific details of the **[*3]** expenses associated with such relocation;

. an itemized list of increased costs incurred by the Company because its headquarters are located outside the New York-New England area;

. information regarding the disadvantages faced by companies that have moved from the New York-New England area to Texas; and

. information regarding the disadvantages faced by Texas-based companies.

Management of the Company believes that the Proposal may be omitted from its Proxy Statement and Proxy for the reasons hereinafter set forth.

Tenneco

The Company is a very large diversified industrial corporation with operations worldwide. In 1994, the Company had sales of $12.2 billion and approximately 55,000 employees. It has significant business interests in natural gas transportation and marketing (Tenneco Energy, headquartered in Houston, Texas), automotive parts (Tenneco Automotive headquartered in Deerfield, Illinois), ship design, construction and repair (Newport News Shipbuilding, headquartered Newport News, Virginia) and packaging (Tenneco Packaging, headquartered in Evanston, Illinois).

Relocation of Corporate Headquarters

The Company's corporate headquarters is presently located **[*4]** in Houston, Texas. In September 1995, following approval by the Company's Board of Directors, Tenneco announced that it would relocate its corporate headquarters from Houston, Texas to Greenwich, Connecticut in 1996. In connection with the relocation approximately 27 employees will be transferred to Greenwich from Houston. One of the Company's major operating units, Tenneco Energy, will continue to be headquartered in Houston.

UNDER RULE 14a-8 THE PROPOSAL MAY BE OMITTED FROM THE PROXY STATEMENT FOR THE REASONS SET FORTH BELOW

Rule 14a-8(c)(7)

The Proposal directs management to prepare an excessively detailed report to stockholders relating to the ordinary business operations which have been entrusted to management. The purpose of Rule 14a-8(c)(7) is to exclude stockholder proposals that relate to ordinary business operations which have been entrusted to management. It is clear that the action being requested relates to the conduct of the ordinary business operations of the Company and, as such, is the sole province of the Company's management and its Board of Directors.

The thrust of the Proposal relates to the Company's proposed relocation of its corporate headquarters. **[*5]** The relocation of the Company's headquarters is merely one part of an integrated plan that has been developed and implemented in phases since 1991 to reorganize the Company and deal with the dramatic change in the central focus of the Company's business activities, sometimes referred to as the Company's global growth strategy.

The Board has directed management to focus on the strategic concerns of the Company, including, but not limited to, goal setting, strategic direction, acquisitions, financing, communications, executive recruiting and development, and driving best practices throughout the organization. The related issues of how the corporate organization is to be structured, the physical location of its facilities, and what constitutes efficiency and effectiveness in implementing these matters do not involve any substantial policy considerations which affect the Company's worldwide operations or significant stockholders' interests. Rather, the design and implementation of the relocation effort are mundane in nature, and represent the day to day organizational and operational inter-relationships and activities of the Company and are the sole province of the Board of Directors **[*6]** and management of the Company. Management's relocation effort includes the establishment of a corporate management center which is close enough to the major financial markets to increase the efficiency and effectiveness of its senior executives, distant enough from its operating divisions to allow them to operate efficiently and effectively, and technically sophisticated enough to ensure efficient and effective lines of communication between the corporate headquarters and the operating division headquarters.

The relocation of corporate headquarters and the structure of relocation compensation are being undertaken with the approval of the Company's Board of Directors and represent an ordinary business decision relating to an operation which is minuscule in relation to the Company's overall operations. As a routine, approximately 900 persons are relocated annually as part of the on-going routine business of the Company and its operating divisions. The relocation of the corporate headquarters is a minuscule part of these ongoing operations and is expected to result in the relocation of approximately 27 employees. The relocation of the Company's headquarters is the business decision of **[*7]** the Board of Directors and is the conduct of the ordinary business operations of Tenneco.

In the past the Staff has evaluated the subject matter of proposals requesting special reports and committee actions to determine if they involved matters of ordinary business and were excludable under Rule 14a-8(c)(7). In line with such review, the Staff has upheld the exclusion of proposals for special reports or other actions relating to the location or relocation of corporate facilities as an ordinary business matter, see: *Exxon Corporation* (available February 28, 1992 - relating to a review by the Board of Directors of plant locations in Northern Ireland - Held Excludable); *Pacific Gas & Electric Co.* (available January 3, 1986 - involving a request that the company prepare a study regarding the relocation of its corporate headquarters - Held Excludable); *Design Professionals Financial Corporation* (available March 2, 1982 - relating to the deferment of construction and/or relocation of the company's principal executive offices - Held Excludable); *Sears, Roebuck and Co.* (available March 6, 1980 - involving a request that the company adopt a policy favoring the location of retail **[*8]** stores in downtown areas instead of suburban shopping malls - Held Excludable); *American Telephone & Telegraph Co.* (Osgan) (available December 30, 1980 - relating to the location of corporate facilities - Held Excludable).

Accordingly, in my opinion, the Company may properly exclude the Proposal from its Proxy Statement and form of Proxy pursuant to subparagraph (c)(7) of the Rule.

Rule 14a-8(c)(5)

The Proposal relates to operations which account for less than 5 percent of the Company's total assets and for less than 5 percent of its net earnings and gross sales, as of December 31, 1994, and its not otherwise significantly related to the Company's business. The Company cites its reasons set forth above in connection with Rule 14a-8(c)(7) as support for the proposition that the relocation of corporate headquarters offices is an ordinary business decision relating to a operation which is minuscule in relation to the Company's overall operations. As discussed above, the relocation of the corporate headquarters is being undertaken with the approval of the Company's Board of Directors.

Similar to Rule 14a-8(c)(7), the purpose of Rule 14a-8(c)(5) is to exclude stockholder proposals **[*9]** which relate to the ordinary business operations which have been entrusted to management. It is clear that the action being requested relates to the conduct of the ordinary business operations of the Company which fall below the threshold provided by Rule 14a-8(c)(5).

The Staff has evaluated and upheld the exclusion of proposals that are not significantly related to a company's business, see *Motorola, Inc.* (available January 31, 1994 - involving a request for reports on competitive strategy and long term shareholder value relating to operations accounting for less than 5% of the registrant's total assets, net earnings and gross sales - Held Excludable); and *PepsiCo, Inc.* (available January 20, 1995 - relating to the proposed termination of operations in Burma - Held Excludable).

The Division has interpreted Rule 14a-8(c)(5) as not being proper basis for excluding proposals relating to social issues where the proposal raises "policy issues of Significance to the issuer's business." See, Exchange Act Release No. 34-19135, October 14, 1982. However, the Company believes that the Proposal raises no such significant policy issues.

Accordingly, in my opinion, the Company may properly **[*10]** exclude the Proposal from its Proxy Statement and form of Proxy pursuant to subparagraph (c)(5) of the Rule.

Rule 14a-8(c)(3) and (4)

The Proponent's statement in support of the Proposal is as follows:

> Supporting Statement: Shareholders have the right to know how much this move has cost our company, and just exactly how, as alleged by the Chairman, Tenneco has suffered due to lack of proximity to New York banks.
>
> Mr. Mead knew where Tenneco was headquartered when he sought employment here. If he prefers living in Connecticut, should he not simply have found a job with a company already based there — rather than sticking our company with the cost of relocating himself and his staff? (end of statement).

Paragraph (c)(3) of the Rule provides that the Company may omit a stockholder proposal from its proxy materials if the proposal is "contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials." Note (b) to Rule 14a-9 states that "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning **[*11]** improper, illegal or immoral conduct or association, without factual foundation" may properly be omitted from a registrant's proxy materials.

The Proposal inaccurately implies that the relocation was the sole decision of the Company's Chairman and Chief Executive Officer, Mr. Dana G. Mead, when, in fact, the relocation is being undertaken with the approval of the Board of Directors. Furthermore, the Proposal inaccurately implies that the lack of proximity to New York banks is the only reason underlying the Company's decision to relocate the corporate headquarters. As discussed above, many complex considerations were evaluated in arriving at the need for relocation, the location for the Company's headquarters and the combination of relocation benefits required to ensure the transition of personnel affected by the action.

Additionally, the Proposal erroneously implies that a recitation of the competitive and financial circumstances of unaffiliated companies will somehow provide enlightenment to the stockholders as to the Company's purposes for relocating its headquarters.

The Proposal unfairly and personally attacks Mr. Mead and indirectly impugns his character, integrity and personal **[*12]** reputation. The tenor of the Proposal and the supporting statement clearly demonstrate that the Proponent has a personal grievance against Mr. Mead for a corporate business decision which was made with the approval of the Company's Board of Directors.

Similar statements have been considered by the Staff and found excludable if the proponent did not revise the statement, see *Lomas and Nettleton Mortgage Investors* (available August 12, 1991 - relating to statements made in the proposal regarding the company's management - Held Excludable unless the proponent revised the statement); *Sonat Incorporated* (available February 16, 1988).

Taken as a whole, the Proposal impugns Mr. Mead's character, integrity and personal reputation and is inherently inaccurate and is therefore false and misleading.

Accordingly, in my opinion, the Company may properly exclude the Proposal from its Proxy Statement and form of Proxy pursuant to subparagraphs (c)(3) and (4) of the Rule.

Rule 14a-8(c)(6)

The Proponent requests that management be directed to prepare and include the following information in the Company's "next quarterly report":

> 3. A representative list of ways in which companies [*13] such as American Airlines, Exxon, J C Penney, Pepsico and Shell have suffered competitively and financially since moving to Texas from the New York-New England area.
>
> 4. A similar list of disadvantages faced by Texas-based firms such as SBC Communications, Texas Instruments, Dell Computer, Compaq Computer and Southwest Airlines.

Numbered Paragraphs 3 and 4 of the Proposal would require the Company to compile and present detailed business information relating to the competitive and financial status of numerous unaffiliated corporations which is beyond the Company's power to effectuate.

Under these paragraphs, the Proponent is seeking vague and general information from the Company. The Proponent does not specify what constitutes "a representative list of ways" companies have suffered competitively and financially. Nor does the Proponent provide a complete list of the companies or industries to be analyzed. These determinations must be made without guidance from the Proposal and will be subject to differing interpretations by the voting shareholders.

The Staff has determined that shareholder proposals in which vague and general objectives were set forth without suggesting specific [*14] means for achieving them may be omitted under Rule 14a-8(c)(6), see *The Southern Company* (available February 23, 1995 - relating to a requirement that the board of directors take the essential steps to ensure the highest standards of ethical behavior by employees - Held Excludable); *Anheuser-Busch Companies, Inc.* (available February 9, 1993 - relating to making contributions only to little league organizations that give each child the same amount of playing time as practically possible - Held Excludable); *General Motors Corp.* (available March 9, 1981 - relating to the determination of the number of avowed Communists, Marxists, Leninists and Maoists on the faculty of a donee school prior to granting funds - Held Defective without revision by proponent stating how company was to determine who was an avowed Communist, etc.); *International Business Machines Corporation* (available February 5, 1980 - relating to a "detailed policy paper on their individual commitment to demonstrated affirmative responsibility in their conduct of the business" where "demonstrated affirmative responsibility" was not defined - Held Excludable).

The Proponent's failure to describe what is meant [*15] by "a representative list of ways" and the Proponent's failure to provide a complete list of companies and industries to be analyzed makes it impossible for either the management or the stockholders to comprehend precisely what compliance with the proposal would entail.

Accordingly, in my opinion, the Company may properly exclude the Proposal from its Proxy Statement and form of Proxy pursuant to subparagraph (c)(6) of the Rule.

<u>Rule 14a-8(c)(1)</u>

The Proposal is not, under the laws of the Company's domicile, a proper subject for action by a stockholder as it directs management to undertake action which is reserved to the discretion of the Board of Directors. Under the laws of the State of Delaware, management of the business of the Company is under the direction of the Board of Directors.

Furthermore, Paragraph (A) of Article FIFTH, of the Company's Certificate of Incorporation, as amended, expressly provides that:

> "The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors..."

And, Article II, Section 1 of the Company's By-Laws, as amended, provide that:

> "The business and affairs of the Company shall be managed [*16] under the direction of the Board."

The Staff has considered proposals phrased as mandates for the Board of Directors and found them to be excludable under Rule 14a-8(c)(1), see *Global Marine Inc.* (available February 21, 1995 - relating a mandate that the company adopt a dividend policy - Held Excludable unless the defect was cured by revising and casing in the form or a request or recommendation); *Magellan Petroleum Corporation* (available November 23, 1994 - Held Excludable unless the defect was cured); *Micronics Computers, Inc.* (available November 29, 1993 - Held Excludable unless the defect was cured); *Acton Corporation* (available March 28, 1990 - Held Excludable unless the defect was cured).

Accordingly, in my opinion, the Company may properly exclude the Proposal from its Proxy Statement and form of Proxy pursuant to subparagraph (c)(1) of the Rule.

Rule 14-8(c)(10)

The Proposal has been rendered moot by reason of the fact that the Company has discontinued the preparation and distribution of quarterly reports to stockholders. This fact was made known through distributions of notices to all stockholders in their 1994 Annual Reports and in a special mailing **[*17]** of the Company's First Quarter 1995 press release.

Accordingly, in my opinion, the Company may properly exclude the Proposal from its Proxy Statement and form of Proxy pursuant to subparagraph (c)(10) of the Rule.

Rule 14a-8(a)(2)

Proponent failed to comply with Rule 14-8(a)(2) in that he does not indicate whether the Proposal will be presented at the Annual Meeting personally or by his representative, he merely requests that the Company "...include the following resolution in the proxy for the 1996 Annual Meeting..."

Accordingly, in my opinion, the Company may properly exclude the Proposal from its Proxy Statement and form of Proxy pursuant to subparagraph (a) of the Rule.

* * * *

Pursuant to Rule 14a-8(d), six copies of this letter and six copies of the Proponent's letter are enclosed. A copy of this letter is also being provided to the Proponent.

Should you have any questions concerning this matter, please do not hesitate to call me at (713) 757-3073.

Very truly yours,

M. W. Meyer

ATTACHMENT

1918 Shadow Rock Drive
Kingwood Tx 77339
358-7669
Oct. 20, 1995

Mr Karl A Stewart, Vice-President and Secretary
Tenneco, Inc
Box 2511
Houston TX 77252-2511

Dear **[*18]** Mr Stewart:

Please include the following resolution in the proxy for the 1996 Annual Meeting:

RESOLVED, that shareholders of Tenneco Inc., in person and by proxy, direct management to prepare and include in the next quarterly report:

1. An itemized list of expenses connected with the transfer of TEN's corporate headquarters to Connecticut, including but not limited to the following: real-estate brokerage fees; transportation of corporate records, office furnishings and equipment; transportation of personnel and household effects; costs of terminating leases and buying-out mortgages and

home equity for personnel being transferred; relocation specialist fees; closing costs; taxes; payments for meals and temporary housing during resettlement, and loans enabling employes to buy new homes.

2. An itemized list of loans and other financing obtained by Tenneco during the last five years, whose costs were higher because our headquarters are outside the New York-New England area.

3. A representative list of ways in which companies such as American Airlines, Exxon, J C Penney, Pepsico and Shell have suffered competitively and financially since moving to Texas from the New York-New England **[*19]** area.

4. A similar list of disadvantages faced by Texas-based firms such as SBC Communications, Texas Instruments, Dell Computer, Compaq Computer and Southwest Airlines.

Supporting statement: Shareholders have the right to know how much this move has cost our company, and just exactly how, as alleged by the Chairman, Tenneco has suffered due to lack of proximity to New York banks.

Mr Mead knew where Tenneco was headquartered when he sought employment here. If he prefers living in Connecticut, should he not simply have found a job with a company already based there — rather than sticking our company with the cost of relocating himself and his staff? (end of statement)

Since my shares are held by Merrill Lynch, I am authorizing Merrill to confirm to you that I am a TEN shareholder. My financial advisor there is Vice President John Lipinski, in the downtown Houston office (658-1209).

Thank you.

Sincerely,

Joseph Benham

Gap Inc.

Gap
Banana Republic
Old Navy

GAP INC (GPS)

TWO FOLSOM STREET
SAN FRANCISCO, CA 94105
415. 952.4400
http://www.gapinc.com

NO ACT

Filed on 03/16/2001

PE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2001

Richard V. Smith
Orrick, Herrington & Sutcliffe LLP
File 72887
P.O. Box 61000
San Francisco, CA 94161-2887

Act 1934
Section
Rule 14A-8
Public Availability 3-16-2001

Re: The Gap, Inc.
Incoming letter dated January 11, 2001

Dear Mr. Smith:

This is in response to your letters dated January 11, 2001 and February 20, 2001 concerning the shareholder proposal submitted to The Gap by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 9, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Richard L. Trumka
Secretary-Treasurer
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

March 16, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Gap, Inc.
Incoming letter dated January 11, 2001

The proposal requests that the board prepare a report on the child labor practices of Gap suppliers, and include matters specified in the proposal.

There appears to be some basis for your view that The Gap may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if The Gap omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which The Gap relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP

REMITTANCE ADDRESS
FILE 72887
PO BOX 61000
SAN FRANCISCO, CA 94161-2887
tel 415-392-1122
fax 415-773-5759

E.I.N. 94-2952627

January 11, 2001

Richard V. Smith
(415) 773-5830
rvsmithp51d@orrick.com

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Relating to The Gap, Inc.

Ladies and Gentlemen:

We are writing on behalf of our client, The Gap, Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a stockholder proposal from the proxy statement, form of proxy and other proxy materials for its 2001 Annual Meeting of Stockholders (the "2001 Proxy Materials"). The proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") were submitted by Richard L. Trumka on behalf of the AFL-CIO Reserve Fund (the "Proponent").

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from its 2001 Proxy Materials to be proper. Pursuant to Rule 14a-8(j), a copy of this letter, along with a cover letter giving notice of the Company's intention to omit the Proposal from its 2001 Proxy Materials, is being sent to Mr. Brandon Rees. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

Background

On December 7, 2000, the Company received from Mr. Trumka by facsimile a letter, dated December 7, 2000, requesting that it include in the Company's 2001 Proxy Materials the following:

> The shareholders of The Gap, Inc. (the "Gap" or the "Company") request that the Board of Directors prepare a report on the child labor practices of Gap

> suppliers. The report shall study the steps required to implement programs to eliminate child labor, provide for schooling, and employ adult family members of underage workers at Gap vendors.

A copy of the letter is attached hereto as Exhibit A. We also enclose correspondence with Mr. Rees and The Amalgamated Bank of New York regarding documentary support of the Proponent's stock ownership.

We have advised the Company that it properly may exclude the Proposal from its 2001 Proxy Materials for the reasons set forth below.

Discussion

As discussed more fully in Sections I through IV below, we believe that the Proposal and the Supporting Statement may properly be excluded from the Company's 2001 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(10), because the Proposal has been substantially implemented;

2. Rule 14a-8(i)(7), because the Proposal seeks to compel the Company to implement programs relating to the specific hiring policies of its vendors, and as such deals with matters relating to the Company's ordinary business operations;

3. Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal is impermissibly vague and indefinite, and therefore misleading, in contravention of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibit such statements in proxy solicitation materials; and

4. Rule 14a-8(i)(3), because the Proposal and the Supporting Statement contain numerous false and misleading statements in contravention of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibit such statements in proxy solicitation materials.

I. The Proposal Has Already Been Substantially Implemented Within the Meaning of Rule 14a-8(i)(10).

The Proposal may properly be excluded pursuant to Rule 14a-8(i)(10), which permits the exclusion of a stockholder proposal when a company has already "substantially implemented" the elements of the Proposal.[1] The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. Rather, the applicable standard is one of substantial implementation. See Exchange Act Release No. 34-20091 (Aug. 16, 1983). See also Texaco, Inc. (March 28, 1991) ("a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal.")

As noted above, the Proposal requests that "the Board of Directors prepare a report on the child labor practices of [the Company's] suppliers" and also indicates that the report "shall study the steps required to implement programs to eliminate child labor, provide for schooling, and employ adult family members of underage workers at [the Company's] vendors." As discussed further below, the Company has substantially implemented the matters addressed in the Proposal through (i) the establishment and implementation of its Code of Vendor Conduct (the "Vendor Code") which directly addresses child labor, (ii) the implementation of extensive internal as well as external monitoring programs, (iii) the publication of information on its website with respect to its Vendor Code and monitoring programs and (iv) its willingness to discuss the matters set forth in the Proposal with shareholders and other interested parties, as well as its routine correspondence with such parties with respect to such matters.

The Vendor Code, to which every vendor contractually agrees to as a condition of doing business with the Company, specifically forbids the use of child labor. Section V of the Vendor Code requires that vendors employ only workers age 14 and above or who meet applicable minimum age requirements, whichever is greater. This standard is more stringent than the standards on minimum age promulgated by the International Labor Organization, which provide that "[f]or countries whose economic and educational facilities are insufficiently developed, the [minimum age of employment] can be set initially at 14" and "in the case of light work, the minimum age can be set at 13 years, or 12 years where the economy and educational facilities are insufficiently developed."

---

[1] We note in this regard, however, that to the extent that some portion of a proposal may be properly excluded on another basis, a company need only establish that it has "substantially implemented" the remaining portion of the proposal in order to properly exclude the balance as well. See Exxon Corp. (February 28, 1992) (proposal relating to MacBride principles excludable partly under Rule 14a-8(i)(7) and partly under Rule 14a-8(i)(10)).

Section V of the Vendor Code also addresses other child labor issues relating to the elimination of child labor and the implementation of programs to provide education for younger workers. For example, Section V of the Vendor Code specifically requires that "[the vendor] complies with all applicable child labor laws, including those related to hiring, wages, hours worked, overtime and working conditions" and further requires that "[the vendor] encourages and allows eligible workers, especially younger workers, to attend night classes and participate in work-study programs and other government-sponsored educational programs." A copy of the Vendor Code is attached as Exhibit B and is also available through the Company's website at www.gapinc.com.

The Company has also established one of the most comprehensive internal factory monitoring programs in the apparel industry, as well as external factory monitoring programs, to evaluate vendors prior to approval and to monitor compliance with its Vendor Code on an ongoing basis, including the provisions forbidding child labor. The Company's vendor approval process requires that any prospective vendor provide detailed information about its operations, agree to abide by the Vendor Code and submit to one or more comprehensive in-factory visits and evaluations. Often, vendors are not approved, in which case they cannot do business with the Company unless and until identified issues are corrected to the satisfaction of the Company's global compliance group. In the event that any approved vendor does not subsequently comply with the Vendor Code, the Company will work with the vendor to help it to achieve compliance or the Company may terminate its orders and/or its relationship with the vendor in accordance with its policies and vendor contracts.

The Company devotes substantial internal resources both in its corporate offices and in the field to thoroughly evaluate prospective vendors and to monitor compliance of approved vendors on an ongoing basis. Unlike most retailers, the Company has a global network of employees who are dedicated full time to these activities. Currently, the Company's global compliance group has over 120 employees, with approximately 80 vendor compliance officers (VCOs) located in the countries for which they are responsible. The Company's VCOs regularly visit factories and conduct announced as well as unannounced inspections. As part of these visits, the VCOs routinely require vendors to produce information and documentation with respect to the ages of their employees. During their visits, the VCOs follow detailed guidelines established by the Company to identify any possible violations of the Vendor Code or applicable child labor laws, such as the work conditions and working hours that may be legally proscribed for younger workers. Such guidelines include the investigation of circumstances which suggest that the factory may be hiding underage workers during the VCO's visit, visual inspections to identify workers who may appear to be under the minimum age, the review of such workers' personnel files and the random review of personnel files selected by the VCO. The monitors

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also interview workers and supervisors, review payroll records, and assess overall conditions at the factory.

The Company complements its internal efforts with independent monitors such as non-governmental and religious organizations. The Company has also established relationships with various child labor experts and organizations to explore further methods to improve its programs. For example, the Company is a member of the Global Alliance for Workers and Communities, a unique partnership of private, public and non-profit organizations established in April 1999 to work with non-governmental organizations to improve the lives of young adult workers. Additional information on the Global Alliance for Workers and Communities may be obtained through its website at www.theglobalalliance.org.

A description of the Company's monitoring programs, together with additional information regarding the Company's policies, is attached as Exhibit C and is also available through the Company's website at www.gapinc.com.

In addition to the Company's policies and procedures, the Company routinely responds to inquiries from interested shareholders and others related to its Vendor Code, including the matters addressed in the Proposal. The Company engages in dialogue with shareholders such as the Calvert Social Fund and the Domini Social Fund with respect to numerous social policy matters, including the matters addressed in the Proposal. The Company also communicates regularly with non-governmental, nonprofit and religious organizations such as the Interfaith Center on Corporate Responsibility, as well as activists and firms that analyze public companies with respect to social policy issues such as Kinder, Lydenberg, Domini & Co., the leading provider of social research for institutional investors.

The Staff has consistently taken the position that shareholder proposals that implicate a company's policies with respect to its suppliers have been substantially implemented when the relevant company already had policies and procedures in place relating to the conduct of suppliers and routinely responded to inquiries on matters relating to the subject of the Proposal. See Sears, Roebuck and Co. (February 23, 1998) ("There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(10) [as predecessor to Rule 14a-8(i)(10)] as moot. We note in particular the Company's representation that it routinely responds to inquiries on matters relating to the subject of the proposal, including presumably any future inquiries by the proponents."); The Limited Inc. (March 15, 1996) (proposal permitted to be omitted from proxy materials pursuant to Rule 14a-8(c)(10) (as predecessor to Rule 14a-8(i)(10)) where the company "adopted, published, disseminated and implemented a policy addressing precisely the matters underlying the [p]roposal," "prepared a collection of materials addressing the issues raised by the [p]roposal more generally," and represented that the company's

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"management is always willing to discuss with interested shareholders the matters addressed in the [p]roposal"); Kmart Corporation (February 23, 2000) (proposal requesting report on registrant's vendor standards and compliance mechanisms permitted to be omitted from proxy materials pursuant to Rule 14a-8(i)(10)).

The Company notes that the Staff has also denied no-action relief under Rule 14a-8(i)(10) with regard to omission from a company's proxy materials of proposals similar to those cited above. See, e.g. Sears, Roebuck and Co. (February 16, 1999). However, the Company believes that the Proposal is distinguishable from these no action letters. In contrast to proposals that have requested a report on a company's compliance with its existing standards for vendors and suppliers, the Proposal requests that the Company report instead on the steps required to implement programs to address the child labor practices of third parties. The Vendor Code and the monitoring policies were adopted in 1996 and are continuously reviewed by the Company based on its determination of how to best implement programs related to the employment practices of its suppliers, including the matters addressed in the Proposal. Thus, the Company believes that it has already studied the steps required to implement programs to address such matters and has implemented such programs by adopting and implementing its Vendor Code and its monitoring policies and programs. Accordingly, the Company believes that the report requested by the Proponent already substantially exists in the form of the Vendor Code and the description of the Company's compliance monitoring program, both of which are available to anyone interested or concerned through the Company's website at www.gapinc.com.

More importantly, we note that the Staff has previously permitted the Company to exclude a shareholder proposal under Rule 14a-8(i)(10) which requested that the Company commit to a code of conduct which would, in part, preclude the Company from doing business with suppliers that employ child labor. See The Gap, Inc. (March 8, 1996). Thus, the Staff has previously determined that the Company has already taken steps, as early as 1996, to implement policies and programs to address the matters set forth in the Proposal. Since this earlier determination by the Staff, the Company has substantially augmented and strengthened these policies and programs related to its child labor standards.

Based on the foregoing, the Company submits that the Proposal has been "substantially implemented" and therefore, may be omitted from the 2001 Proxy Materials pursuant to Rule 14a-8(i)(10).

II. The Proposal Deals With Ordinary Business Operations Within the Meaning of Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a proposal may be omitted from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission acknowledged that "the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to solve such problems at an annual shareholders meeting." Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." See Exchange Act Release No. 12999 (November 22, 1976).

It is also well settled that formulating a shareholder proposal as a request for a report or study of a particular matter will not avoid the reach of Rule 14a-8(i)(7) if the underlying subject matter involves the ordinary business operations of a company. See Release No. 34-20091 (August 16, 1983) (adopting an interpretive change pursuant to which "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)," the predecessor to the current Rule 14a-8(i)(7)).

The Proposal requests that the "Board of Directors prepare a report on the child labor practices of [the Company's] suppliers," and specifically requests that the report study the steps required to implement programs to "employ adult family members of underage workers at [the Company's] vendors." Accordingly, the Proposal focuses directly on employment related matters, specifically, the policies and practices relating to the Company's relations with its vendors or suppliers, and such vendors' or suppliers' relationship with their employees, including the implementation of a specific policy regarding the vendors' selection of employees.

According to the 1998 Release, the Staff is to determine excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed. In providing guidance on how to make this determination, the 1998 Release indicates that the policy underlying the ordinary business exclusion rests on two central themes. The first policy consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second policy consideration underlying the ordinary business exclusion relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. According to the 1998 Release, "[t]his consideration may come into play in a number of circumstances, such as where the proposal...seeks to impose specific time frames or methods for implementing complex policies."

The Proposal should be excluded based on the considerations discussed in the 1998 Release. The Proposal, which in part requests that the Company "study the steps required...to employ adult family members of underage workers at Gap vendors," clearly violates the policies of Rule 14a-8(i)(7). In the 1998 Release, the Commission specifically recognized that the hiring, promotion, and termination of employees, as well as the retention of suppliers, are not appropriate subjects to be addressed in shareholder proposals. Moreover, the Proposal clearly probes too deeply into very complex matters for which shareholders are not in a position to make an informed judgement.

The Staff has consistently determined that proposals relating to day-to-day employment practices involve a company's ordinary business operations and may therefore be excluded pursuant to Rule 14a-8(i)(7). In United Technologies (Feb. 19, 1993), the Staff explained: "As a general rule, the Staff views proposals directed at the company's employment policies and practices with respect to its non-executive work force to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues not focused on senior executives, management of the workplace, employee supervision, labor-management relations, *employee hiring and firing, conditions of employment, and employee training and motivation*" (emphasis added). Further, the Staff has clearly stated that proposals containing employment qualifications are properly excludable under Rule 14a-8(i)(7). See Health Management Assoc., Inc. (November 2, 1999); Atlantic Energy, Inc. (February 17, 1989) (selection of contractors and employees are matters relating to the conduct of ordinary business operations).

While the Proposal relates to an important policy function, the inclusion of social policy issues along with ordinary business matters does not exempt the Proposal from Rule 14a-8(i)(7). In no action requests submitted to the Staff subsequent to the 1998 Release, the Staff repeatedly has acknowledged that proposals that otherwise focus on social policy issues, but include items related to ordinary business matters, may be excluded under Rule 14a-8(i)(7). See, e.g. Kmart Corp. (March 12, 1999); Wal-Mart Stores, Inc. (March 15, 1999); Chrysler Corp. (February 18, 1998).

These letters also reflect the fact that the Staff does not permit proponents to revise proposals that are excludable under Rule 14a-8(i)(7). Although the Proposal addresses social policy concerns, it also relates specifically to matters that are within the Company's power to decide and administer as part of its management of the business (i.e., selection and retention of suppliers) and seeks to impose cumbersome additional methods to implement a complex policy already administered by the Company.

The Proposal also seeks to "micro-manage" the Company in contravention of the policy considerations underlying the ordinary business exclusion by probing into very complex matters which, as noted in Section I above, are already being addressed by the Company. As discussed in Section I above, the Company currently has one of the most extensive programs in the apparel industry dedicated to improving compliance with the Vendor Code. The identification and remediation of non-compliant or illegal labor practices no doubt involves complex policies that require constant monitoring and review by the Company. Because of their familiarity with day-to-day company operations, Company employees are better suited than the stockholders to manage these intricate business details. As such, the Proposal seeks to impose methods to implement complex policies and may be excluded from the Company's 2001 Proxy Materials in accordance with the policies set forth in the 1998 Release.

In addition, if the case-by-case analysis indicated by the Staff in the 1998 Release is to have any meaning, the Company believes that the Staff must distinguish between proposals that "[focus] on significant social policy issues" and those that merely represent the proponent's opinion as to how best to implement the underlying policy. While the Company agrees that child labor is an important social policy issue and has implemented comprehensive policies and programs to address the issue, the Proposal goes far beyond the limitations described in the 1998 Release by requesting that the Company study and implement programs related to the selection of employees by the Company's independent vendors.

Accordingly, the Proposal, which seeks to compel the Company to implement programs relating to the specific hiring policies of its vendors, and as such deals with matters relating to the Company's ordinary business operations, may be excluded under Rule 14a-8(i)(7).

III. The Proposal Is Excludable Under Rules 14a-8(i)(3) and 14a-8(i)(6) Because It Is Impermissibly Vague and Indefinite, and Therefore Misleading.

The Proposal is also properly excludable from the Company's 2001 Proxy Materials because the Proposal is impermissibly vague and indefinite, contrary to Rule 14a-9. The Proposal requests that the "Board of Directors prepare a report on the child labor practices of [the Company's] suppliers" and states further that "[t]he report shall study the steps required to implement programs to eliminate child labor, provide for schooling, and employ adult family members of underage workers at [the Company's] vendors." The Company currently has nearly 3,000 approved suppliers located in approximately 60 different countries. Any report relating to such a significant and diverse supplier base would require adherence to detailed guidelines and specific limitations. However, as discussed further below, the Proposal does not clearly specify the scope, content, extent or description of matters to be included in the report.

In several no-action letters, the Staff agreed that the proposals could be excluded primarily for two reasons: (i) the proposals were so vague and indefinite that it would be difficult for shareholders to determine with any reasonable certainty what measures the registrants would take in the event the proposals were approved; and (ii) any resultant action by the registrant would have to be made without guidance from the proposals and consequently in possible contravention of the intention of the stockholders who voted in favor of the proposals. See Philadelphia Electric Company (July 30, 1992); Philip Morris Companies, Inc. (February 7, 1991); Bank of New England Corp. (February 5, 1990); CCBT Bancorp, Inc. (April 20, 1999) and American International Group, Inc. (January 14, 1999). A proposal may also be properly omitted pursuant to Rule 14a-8(i)(6) if it is vague, with the result that the Company "would lack the power or authority to implement" the proposal. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp. (January 14, 1992); Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears that the proposal...is so vague and indefinite as to make it impossible for either the Board of Directors or the stockholders at large to comprehend precisely what the proposal would entail.")

As discussed further in Section I above, the Company, through its Vendor Code and monitoring programs, has implemented comprehensive policies and programs to address child labor issues, including the elimination of child labor and the implementation of programs to provide education for younger workers. Thus, to the extent that the Proposal merely requires the Company to report on the programs it has already implemented to eliminate illegal child labor practices by its suppliers, the Company believes that such report already substantially exists in the form of the Vendor Code and a description of the Company's compliance monitoring programs, both of which are available on the Company's website at www.gapinc.com. If information in addition to that already provided by the Company is required, the Proposal does not clearly specify the scope, content, extent or description of matters to be included in such report.

The report requested by the Proponent is even more problematic based on the dynamic nature of the Company's vendor base, the sheer number of vendors used by the Company and the logistics of compiling information for any report relating to the Company's vendors. As noted above, the Company currently has nearly 3,000 suppliers located in approximately 60 different countries. This number fluctuates depending on the season and other factors and, to further complicate matters, the Company generally experiences significant vendor turnover every year, making the supplier base fluid as well. However, the Proposal does not specify the number of vendors to be included in such report, the geographic territories to be considered, the relevant time period to be covered, or any other meaningful information, guidance or standards that would assist the Board of Directors in preparing such a report.

Without further guidance, stockholders would have widely divergent views of the scope, content and detail of such report and the standard of conduct that would be expected of the Company and its suppliers, and the Company would have no clear standards governing its conduct. As a result, it does not appear that either the stockholders of the Company or the Company's Board of Directors would be able to determine what actions the Company would have to take to comply with the Proposal. Accordingly, the Company is of the view that the Proposal may be omitted from its 2001 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

IV. The Proposal and the Supporting Statement Are False and Misleading

The Proposal and the Supporting Statement may properly be omitted from the Company's 2001 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows for the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. As discussed below, the Proposal and the Supporting Statement contain numerous false and misleading statements that are prohibited under Rule 14a-9. The Company believes that these statements, which permeate the Proposal and the Supporting Statement and thus should be assessed in their entirety, warrant exclusion of the Proposal from the Company's 2001 Proxy Materials separate and apart from the reasons set forth above.

By requesting a "report on the child labor practices of [the Company's] suppliers," the Proposal directly implicates, without factual support, that the Company knowingly permits, regularly discovers or even routinely receives allegations that its suppliers violate applicable laws, the Vendor Code and their vendor contracts, each of which expressly prohibit child labor. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Given the Company's ongoing intensive efforts to improve compliance by the vendors that produce goods for the Company comply with the Vendor Code, vendor contracts,

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and all applicable laws relating to child labor, allegations that the Company continues to do business with vendors that employ child labor constitute a direct attack on the Company's reputation. The Proposal is based on unsubstantiated and misleading allegations set forth in the Supporting Statement regarding specific instances of such practices and, as such, directly charges the Company and its suppliers with improper and illegal conduct without factual support. The false and misleading characterizations and allegations that comprise the Proposal and Supporting Statement could significantly harm the reputation of the Company and mislead shareholders.

In addition to the statements contained in the Proposal itself, the Supporting Statement also contains inaccurate and misleading statements and insinuations regarding the Company. For example:

A. In the first paragraph of the Supporting Statement, the Proponent states, "[a]lthough the [Company] has made efforts to encourage its suppliers to adopt labor standards prohibiting the use of child labor, not all [of the Company's] suppliers have abided by the [the Company's] own Code of Vendor Conduct." First, the Company began developing its own comprehensive standards for its vendors over six years ago and now has an intensive factory evaluation program based on the current version of its Vendor Code adopted in 1996. The Company also officially launched its global compliance monitoring program in 1996. Accordingly, any implication that the Company has not yet adopted comprehensive labor standards and monitoring programs for its suppliers is false and misleading. Second, as discussed below, since the factual support provided by the Proponent in support of this assertion is false and misleading, the assertion that any of the Company's suppliers systematically violate the Vendor Code also is without factual support.

B. The first sentence of the second paragraph of the Supporting Statement states that, "[a] recent BBC investigation of Gap vendors found child labor being used at June Textiles Company in Cambodia, where employees reported working long hours, seven days a week." This statement is misleading. For example, the Supporting Statement fails to disclose that the BBC documentary claimed that only three workers out of the approximately 4,000 workers then employed at June Textiles were under the legal working age, in each case because the worker allegedly misrepresented her age to her employer and presented false documentation in the employment process. The Supporting Statement also fails to disclose that at least one of the workers identified in the BBC documentary later reversed herself and claimed that she was not in fact underage.

C. The Supporting Statement also does not disclose the responses by the Cambodian government and the United States Department of Labor. The Cambodian Ministry of

Labour immediately investigated the allegations and subsequently cleared June Textiles of any labor violations in connection with the allegations made in the documentary. U.S. Deputy Undersecretary of Labor Andrew Samet also praised the Cambodian government for its efforts to improve labor conditions and expressed the view of the U.S. Department of Labor that child labor is not a significant problem in Cambodia's garment industry. Press coverage detailing the above information is attached hereto as Exhibit D.

D. The second paragraph of the Supporting Statement also states, in connection with the BBC documentary, that "medical records used by [the Company's] representatives at the June Textiles Company did not require proof of age" and includes a partial excerpt from the Vendor Code requiring official documentation to directly imply that the Company's representatives knowingly permitted violations of the Vendor Code. However, paragraph D of Section V of the Vendor Code also provides that, "[i]n those countries where official documents are not available to confirm exact date of birth, the factory confirms age using an appropriate and reliable assessment method." In Cambodia and other countries where birth certificates are not available, other independent documentation or verification of age such as national I.D. or election cards is required.

E. The third paragraph of the Supporting Statement refers to a report by the National Labor Committee regarding the alleged use of child labor at the Mandarin International Factory in El Salvador. This information is also false and misleading. This allegation was reported by the National Labor Committee over five years ago, before the Vendor Code in its current detailed form and the extensive compliance program built on it existed. Moreover, the only allegations of child labor were made by workers who themselves acknowledged that they had knowingly falsified official documents to indicate that they were older than the legal minimum age for employment. Nevertheless, as a result of these allegations, the Company demonstrated its commitment to human rights when, in cooperation with the National Labor Committee and other local human rights and religious organizations, the Company helped form an independent monitoring program in El Salvador, the first of its kind in the apparel industry.

In light of the foregoing, we believe that the false and misleading statements contained throughout the Proposal and the Supporting Statement, which directly and indirectly impugn the Company's reputation through charges of improper, illegal or immoral conduct without factual foundation, are precisely the type of statements prohibited under Rule 14a-9. Thus, exclusion of the Proposal from the Company's 2001 Proxy Materials is warranted under Rule 14a-8(i)(3).

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Conclusion

For the foregoing reasons, the Company believes that it may properly omit the Proposal from its proxy materials for its 2001 Annual Meeting of Stockholders, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

It is expected that the Company's definitive proxy materials will be filed with the Commission on or about April 3, 2001, immediately prior to beginning the mailing of its proxy statement to its stockholders. In order to meet printing and distribution requirements, the Company intends to start printing the proxy statement on or about March 26, 2001. Accordingly, we would appreciate receiving your response by March 12, 2001. The Company's 2001 Annual Meeting is scheduled to be held on or after May 8, 2001.

If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5830. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4277 when it is available. Thank you for your consideration of this matter.

Very truly yours,

Richard V. Smith

RVS/nm

Enclosures

XCEL ENERGY INC (XEL)

800 NICOLLET MALL
MINNEAPOLIS, MN 55402
612. 330.5500
http://www.xcelenergy.com

NO ACT

Filed on 02/17/2004

GSI

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 17, 2004

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1691

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/17/2004

Re: Xcel Energy Inc.
Incoming letter dated January 9, 2004

Dear Mr. Joseph:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to Xcel by the Church of the Brethren Benefit Trust. We have also received a letter on the proponent's behalf dated February 6, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 17, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy, Inc.
Incoming letter dated January 9, 2004

The proposal requests that the board prepare a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions.

There appears to be some basis for your view that Xcel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Xcel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission upon which Xcel relies.

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

January 9, 2004

No-Action Request
1934 Act/Rule 14a-8

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Church of the Brethren Trust Benefit Trust Inc. (the "Proponent") from its 2004 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2004. The definitive copies of the 2004 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 1, 2004. We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponents submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

ATLANTA • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK
MILAN • MUMBAI* • MUNICH • NEW DELHI* • NEW YORK • PARIS • PITTSBURGH • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Background

The Proposal states: "Xcel shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004."

This Proposal is substantially similar to a proposal submitted by the Proponent last year and which the Company was able to exclude from its proxy materials. *Xcel Energy Inc.* (available April 1, 2003).

For the reasons set forth below, Xcel Energy believes that the Proposal may be omitted from its proxy materials.

Discussion of Reasons for Omission

I. Rule 14a-8(f) — THE PROPOSAL MAY BE OMITTED IF THE PROPONENT FAILS TO FOLLOW ONE OF THE ELIGIBILITY OR PROCEDURAL REQUIREMENTS.

The Proposal was received by the Company on January 2, 2004. In accordance with Rule 14a-8(f), by letter dated January 5, 2004 (attached hereto as Exhibit B), the Company requested that Proponent provide proof of its shareholdings. In order to meet the Company's proxy mailing schedule, it is necessary to submit this letter at this time. In the event that the Proponent does not provide proof of shareholdings within the timeframe required by Rule 14a-8(f), the Company intends to omit the Proposal. The Company will file a supplemental letter withdrawing this argument in the event that Proponent timely provides proof of ownership.

II. Rule 14a-8 (i)(7) — THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS.

The Proposal should be considered a matter of ordinary business operations. Under Rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of a company may be omitted from the company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position stating: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release 34-40018. The Commission went on to say:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

In our judgment, the Proposal fits squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7) because the Proposal falls within the purview of ordinary business operations. As indicated above, the Proposal is similar to a proposal (the "2003 Proposal") submitted by Proponent last year. In *Xcel Energy Inc.* (available April 1, 2003), the Staff concurred that the Company could exclude the 2003 Proposal as it related to ordinary business operations (i.e., the evaluation of risks and benefits). Although in drafting the Proposal the Proponent has attempted to modify the 2003 Proposal to remove direct references to economic benefits and risks, the underlying subject of the Proposal is substantially identical to the 2003 Proposal, particularly if the resolution is read in context with the introductory clauses and the supporting statements.

For example, while the 2003 Proposal called for a report on the economic risks associated with past, present and future emissions and the economic benefits of committing to a substantial reduction of those emissions (including potential improvement in competitiveness), the Proposal does not include the specific request for a weighing of the economic risks and benefits, it merely asks an independent committee to assess how the company is responding to regulatory, competitive and public pressures. However, these cosmetic changes in one paragraph of the resolution do not change the real focus of the Proposal, which is the effect, including financial risks and competitive pressures, on the Company from pressures to reduce emissions.

The ninth paragraph of the Proposal includes the phrase, "demonstrate both the growing financial risk of climate change for US corporations, and inadequate risk disclosures to investors." The tenth paragraph includes the phrase "legislation to regulate carbon dioxide poses significant financial risks to some electric companies." Finally, the paragraph that is captioned as the "Supporting Statement" states that the Board has a "fiduciary duty" to assess and disclose information and that taking early action to reduce emissions will provide "competitive advantages," while inaction could expose companies to "regulatory risk and reputation damage."

Clearly, the use of these statements is meant to imply that the Company is risking financial harm if it does not significantly reduce emissions both because of regulatory and litigation exposure, as well as from failure to keep pace with competitors. Moreover, the very emphasis of the concept of fiduciary duty in the supporting statement implies the Proponent is concerned that the board should protect the shareholders investment in the Company, which again typically is evidence of economic considerations.

Accordingly, while the Proponent has attempted to provide window dressing to the Proposal to implicate broad policy concerns, the clear import and focus of the Proposal is, just as the 2003 Proposal was last year, a request to assess and disclose the economic risks and benefits inherent in the Company's emission program.

In accordance with Rule 14a-8(i)(7), the Staff has consistently permitted the exclusion of proposals dealing with the establishment of performance standards and policies that relate solely to the economic performance of the registrant as opposed to broader proposals implicating social policy. *Xcel Energy Inc.* (available April 1, 2003). *General Motors Corp.* (available March 31, 1988) (proposal to redeploy assets in more profitable endeavors); *Florida Power and Light Company* (available January 18, 1983) (proposal to reduce capital expenditures). As discussed above, the Proposal's principal focus is the economic and competitive impact of the Company's emission program. In particular, the Proponent asserts that the Company may be exposed to "regulatory risk and reputation damage," thereby calling into question the board's fiduciary duty to the shareholders as a group. The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks an assessment of the Company's response to regulatory, competitive and public pressure concerning the emission of certain pollutants. Evaluation of risks, however, is a fundamental part of ordinary business operations, and is best left to management and the Board of Directors. *See The Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms).

The second consideration underlying the ordinary business exclusion relates to the degree to which the Proposal seeks to micro-manage the Company. To the extent the Staff disagrees that the Company already has implemented the Proposal, because the Proposal could potentially involve tremendous detail and seeks to impose specific timeframes, the Proponent seeks to micro-manage the Company on an impermissible level. First, the Company is the fourth largest combination gas and electric utility in the United States, with a service territory that spans 12 states, from the Canadian to the Mexican border. An analysis of the Company as a whole is a task of tremendous scope that necessarily involves large amounts of detail. Second, by requiring the Company to complete its analysis so that it can report to shareholders by September 2004, the Proposal impermissibly seeks to impose a specific timeframe.

Finally, the Proponents' attempt to portray the Proposal as involving broad social and environmental policies must fail. Although the Proponent implies that fossil fuels and coal are primary causes of global warming and that rapidly accelerating climatic change could well have catastrophic economic effects, the Proposal does not request that the Company shift its balance of generation away from traditional fossil fuel-based generation to more environmentally friendly sources of energy. Instead, the Company is directed to assess its response to certain pressures to reduce emissions and report its findings to the shareholders. The Proponent's inclusion in the Proposal of references to "global climate change" is an attempt to couch something that essentially involves ordinary business - establishment of appropriate risk management policies regarding carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions - in language that the Proponents hope will make the Proposal appear to involve a "sufficiently significant social policy issue." This subterfuge should not be permitted. The Proposal does not identify a single social policy issue that the Company is requested to review or address nor does it make clear what social issues the report would remedy. The requested report would merely call for an assessment of the economic impact of these pressures on the Company. The Proponent simply cannot circumvent Rule 14a-8(i)(7) by coupling ordinary business matters with significant policy issues. *See, e.g., Wal-Mart Stores, Inc.*, (available Mar. 15, 1999) (permitting the exclusion of a proposal requiring the company to report on actions it has taken to ensure that its suppliers do not use slave or child labor where a single element to be included in the report related to ordinary business matters); *Chrysler Corp.* (available Feb. 18, 1998) (proposal requiring company to review and report on its international codes and standards in six areas, including human rights, child labor and environmental standards, was properly excludable where one item related to ordinary business and another was "susceptible to a variety of interpretations, some of which could involve ordinary business matters"). Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside the prohibitory rule found in Rule 14a-8(i)(7). Instead, the Proposal merely addresses the "ordinary business" of the Company.

III. Rule 14a-8(i)(3) — THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING RULE 14a-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

The Company may properly exclude the Proposal under Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language. Proponents have made the following statement in support of the Proposal: *"Scientific studies show that each year, air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide."*

This statement is misleading because it omits certain facts that are necessary to give stockholders complete and accurate information. The Proposal states that "scientific studies" demonstrate that air pollution from power plants causes numerous premature deaths and other illnesses. Numerous studies have examined the association between power plant emissions and adverse health effects. Where appropriate, findings from some of these studies have been used to set ambient air quality standards to protect human health. Yet the Proposal does not indicate the sources of the "studies" it relies upon and fails to acknowledge uncertainty that may undermine this statement. Indeed, as a result of systemic biases and imprecise measurement of variables, as well as the existence of confounders and a background rate of disease, associations that emerge from epidemiological studies do not necessarily signal the true causal relationship that Proponents assert between air pollution and the various ailments described. Finally, it is unclear whether the Proponents are exploiting selective and outdated scientific studies to lend color to their Proposal. Therefore, the Company intends to omit the Proposal because it contains false and misleading statements in violation of the Commission's proxy rules.

IV. Rule 14a-8(i)(10) — THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See, e.g. Telular Corp.* (available December 5, 2003); *See also Cisco Systems, Inc.* (available August 11, 2003)(where proposal asked the Board to consider executive compensation plan that has already been considered and approved); and *Intel Corporation* (available March 11, 2003) (proposal to require shareholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (available February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). As discussed below, the Company has substantially implemented the Proposal, thereby rendering the Proposal moot.

The Company's Operations and Nuclear Committee, which is composed entirely of independent directors, is charged with overseeing the Company's environmental compliance. Under this oversight, the Company has undertaken several key initiatives that respond to regulatory, competitive and public pressure to address emissions of carbon dioxide and other substances. These initiatives include:

- A program to voluntarily reduce emissions from the Company's Colorado power plants. This program was fully implemented in January 2003 and has resulted in a 70% reduction in uncontrolled sulfur dioxide emissions and a 40% reduction in uncontrolled nitrogen oxide emissions from the Company's plants in the Denver metro area. It has also resulted in substantial reduction in carbon dioxide emissions resulting from the retirement of two coal-fired units in the Denver area.

- A program to voluntarily reduce emissions from the Company's Minneapolis metro area coal-fueled power plants. This program was approved by the Minnesota Public Utilities Commission in December 2003. It will result in a 93% reduction in sulfur dioxide emissions, 91% reduction in nitrogen oxide emissions, and 76% reduction in mercury emissions from the metro area coal-fueled plants. It will also reduce carbon dioxide emissions from these plants by about 800,000 tons per year.

- Additional environmental compliance initiatives in Wisconsin, Minnesota and Texas resulting in substantial emission reductions at Company plants in those states.

- National leadership in the development and use of renewable energy. In 2003, the Company owned or purchased almost 900 MW of wind generation for its customers. It has also developed *Windsource*, the largest customer-driven wind program in the country.

Under the direction of the Operations and Nuclear Committee, the Company has prepared, and posted on its website for everyone, including its shareholders, to see, a 2003 Environmental Report. One part of that report, entitled "Improving Air Quality" specifically addresses what the Company has done in response to pressures to reduce emissions, precisely the assessment requested by the Proposal. The report provides more details on these initiatives as well as other actions taken by the Company to address the potential risk associated with emissions from the Company's facilities. A copy of the Report is attached as Exhibit C. In addition to the information provided in these reports, the Company makes periodic filings with regulatory agencies, including its state public utilities and environmental commissions, the Environmental Protection Agency and the Department of Energy regarding its emissions and emission reduction plans. These filings are available to the public and Xcel Energy shareholders through those agencies.

The Company believes it has substantially implemented the Proposal and requests that the Staff concur with its conclusion that the Proposal may be omitted under Rule 14a-8(i)(10).

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2004 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponent.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

Robert J. Joseph

cc: Church of the Brethren Trust Benefit Trust Inc.

FREEPORT MCMORAN COPPER & GOLD INC (FCX)

1615 POYDRAS ST
NEW ORLEANS, LA 70112
504. 582.4000
http://www.fcx.com

NO ACT

NO ACTION LETTER
Filed on 03/05/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 5, 2003

Douglas N. Curault II
Jones, Walker, Waechter, Poitevent,
Carrère & Denègre L.L.P.
201 St. Charles Avenue
New Orleans, Louisiana 70170-5100

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2003

Re: Freeport-McMoRan Copper & Gold Inc.
Incoming letter dated January 3, 2003

Dear Mr. Curault:

This is in response to your letters dated January 3, 2003 and March 3, 2003 concerning the shareholder proposal submitted to Freeport-McMoRan by the New York City Employees' Retirement System and the New York City Teachers' Retirement System. We also have received letters from the proponents dated February 27, 2003 and March 4, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: William C. Thompson, Jr.
Comptroller
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

March 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Freeport-McMoRan Copper & Gold Inc.
Incoming letter dated January 3, 2003

The proposal relates to amending Freeport-McMoRan's Social and Human Rights Policy in the manner specified in the proposal, establishing a system of independent monitoring of its compliance to the Policy, reporting credible accusations of human rights violations, and reporting to shareholders on the implementation of the Policy, including information concerning the human rights impacts of Freeport-McMoRan's on-going security relationship with the Indonesian military.

There appears to be some basis for your view that Freeport-McMoRan may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Freeport-McMoRan omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Alex Shukhman
Attorney-Advisor

JONES WALKER

Douglas N. Curtrault II
Direct Dial 504-582-8412
Direct Fax 504-589-8412
dcurrault@joneswalker.com

January 3, 2003

VIA UPS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Freeport-McMoRan Copper & Gold Inc.
Request Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

Freeport-McMoRan Copper & Gold Inc. (the "Company") has received a stockholder proposal (the "Proposal") filed jointly on behalf of the New York City Employees' Retirement System and the New York City Teachers' Retirement System for inclusion in the Company's proxy statement and form of proxy (the "Proxy Materials") for the 2003 annual meeting of stockholders. The Proposal is attached as Exhibit 1.

On behalf of the Company and pursuant to Rule 14a-8(i)(10), we give notice of the Company's intention to omit the Proposal from the Proxy Materials because the Company has substantially implemented the Proposal through its Social, Employment & Human Rights Policy (the "Policy"), a copy of which is attached as Exhibit 2, and its annual Economic, Social and Environmental Report (the "Reports"); a copy of the most recent Report issued in March 2002 is attached as Exhibit 3. On the basis of the justification provided below, we respectfully request the confirmation of the Division of Corporation Finance that it will not recommend any enforcement action to the Securities and Exchange Commission if the Company omits the Proposal from its Proxy Materials.

Substantial Implementation under Rule 14a-8(i)(10)

The Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal through its Policy and Reports. The Commission's staff (the "Staff") has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco Inc.* (available March 28, 1991); Exchange Act Release No. 34-20091 (Aug. 16, 1983).

Where companies have implemented the essential objectives of the proposal or have had policies and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). See for example *The Talbots, Inc.* (available April 5, 2002), where the proposal requested implementation of a code of corporate conduct based on human rights standards of the United Nations' International Labor Organization. The proposal was found to have been substantially implemented because the company had established and implemented Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers, regularly disseminated these texts to its new manufacturers, mandated annual certification, and implemented a monitoring program.

In *The Gap, Inc.* (available March 16, 2001), where the proposal asked the company's board to provide a report to shareholders on child labor practices of the company's suppliers, the Staff found that the proposal was excludable because the company (1) established and implemented a code of vendor conduct that addressed child labor practices, (2) monitored compliance with the code, (3) published information on its website about the code and its monitoring programs, and (4) discussed child labor issues with shareholders.

Similarly, in *Kmart Corp.* (available February 23, 2000), the shareholder proposal requested that the company's board report on its vendor standards and vendor compliance program. The Staff concluded that the proposal could be omitted from the company's proxy materials because the company had substantially implemented the proposal through its Vendor Workplace Code of Conduct, monitoring program and reports to shareholders.

The Company's Substantial Implementation

In February 1999, the Company adopted a social and human rights policy. In March 1999, the Company issued its 1998 Report. In November 1999, to enhance human rights awareness throughout the organization, the Company appointed Judge Gabrielle Kirk McDonald as Special Counsel on Human Rights to the Company's Chairman. Judge McDonald has had a distinguished career as a civil rights lawyer, a federal judge, and President of the International Criminal Tribunal for the former Yugoslavia.

In March 2000, the Company issued its 1999 Report. In June 2000, the Company published a story about the Policy in its employee news magazine, which is published in English and Indonesian and is available to all employees. In December 2000, the Company publicly endorsed the joint U.S. State Department-British Foreign Office Voluntary Principles on Human Rights and Security. Several other major natural resources companies and various human rights organizations also endorsed the Voluntary Principles. Since the endorsement of the Voluntary Principles, the Company has participated in meetings with the U.S. State Department, the British Foreign and Commonwealth Department, and other organizations that have endorsed the Voluntary Principles.

In February 2001, the Company approved a revised Policy (renamed Social, Employment & Human Rights Policy) that set the Universal Declaration of Human Rights as the standard for all Company activities. The Company communicated the revised Policy to its employees, and included the Policy on the Company's intranet in English and Indonesian. A copy of the current Policy, which is also available on the Company's website (www.fcx.com), is attached as Exhibit 2. In March 2001, the Company issued its 2000 Report.

In March 2002, the Company issued its 2001 Report, a copy of which is attached as Exhibit 3 and is also available on the Company's website. The Company's home page also has a direct link to detailed descriptions of the Company's social programs.

The Proposal requests that the Company (1) amend its social and human rights policy in certain respects, (2) establish a system of monitoring compliance, (3) report credible accusations of human rights violations, and (4) issue a report to shareholders on the implementation of its social and human rights policy. As further described below, the Policy already addresses the subject matter of each requested amendment and already provides for monitoring compliance and reporting credible accusations of human rights violations. In addition, the Company annually issues a report on its social and human rights policy.

Requests in the Proposal	Company Implementation
1. Amend the Company's social and human rights policy to protect employees who report human rights violations.	The Policy states: "The company and its affiliates will . . . protect all employees who report suspected human rights violations."
2. Amend the Company's social and human rights policy to establish internal reporting procedures that will ensure protection.	Under the Policy, the Human Rights Compliance Officer, present at each site, is responsible for receiving all reports of possible human rights violations, evaluating those reports and forwarding them to appropriate authorities.
3. Amend the Company's social and human rights policy to inform all employees about the procedures on a regular basis.	The Policy is widely accessible and available to all employees as well as the public on Company's website. In addition, the Company annually circulates the Policy to all staff, security and community development employees in connection with its annual certification procedures.
4. Establish a system of independent monitoring of the Company's compliance with its social and human rights policy.	Under the Policy, all staff, security and community development employees are annually required to fill out and submit a Human Rights Assurance Letter stating they understand the Policy and certifying that they have neither taken part in any activities that would violate human rights nor have they witnessed any such activities. The Corporate Human Rights Compliance Officer reports the

Requests in the Proposal	Company Implementation
	results of this certification procedure to the Public Policy Committee of the Company's Board of Directors. In addition, the Company has engaged an international expert in corporate responsibility and codes of conduct to annually audit the Company's compliance with the Policy. The Company expects the initial audit to be conducted by the end of 2003.
5. Report credible accusations of human rights violations to the appropriate government authorities as well as to local and international human rights organizations.	The Policy states: "The company and its affiliates will . . . report any credible accusation of a human rights violation to the appropriate government authorities and other agencies." In accordance with the Policy, the Company has filed reports with the Indonesian Commission on Human Rights and the U.S. Embassy.
6. By November 1, 2003, for the Board of Directors to report to shareholders on the implementation of its social and human rights policy, including information concerning human rights impacts of the Company's on-going security relationship with the Indonesian military.	The Company issues an annual Economic, Social and Environmental Report and will issue a similar report in 2003.

In addition, the supporting statement to the Proposal provides that "significant commercial advantages can accrue to our company by the rigorous implementation of human rights policies based on the Universal Declaration of Human Rights." Notably, the Company's Policy provides the following:

> [The Company] is dedicated to ensure that its operations are conducted in a manner that respects the Universal Declaration of Human Rights and other applicable international standards of human rights, the laws and regulations of the host country, and the culture of the people who are indigenous to the area in which the company operates.

Further, the "Human Rights" section of the policy provides that the Company and its affiliates "will adhere to the principles of the Universal Declaration of Human Rights . . . ."

Conclusion

As demonstrated above, the objectives and requests in the Proposal have already been substantially implemented by the Company through its Policy and Reports. As a result, the

Company believes that it may properly omit the Proposal from its Proxy Materials in accordance with Rule 14a-8(i)(10).

In accordance with Rule 14a-8(j), we submit six copies of this letter, including all attachments, and an additional receipt copy. Please return the receipt copy in the enclosed, self-addressed envelope. A copy of this letter, including all attachments, is simultaneously being sent to the New York City Employees' Retirement System and the New York City Teachers' Retirement System.

If you have any questions regarding this matter, please call me at 504.582.8412.

Very truly yours,

Douglas N. Curnault II

DNCII/dkm
Attachments

cc: Walter C. Thompson, Jr., custodian and a trustee of the New York City Employees' Retirement System and New York City Teachers' Retirement System
David B. Lowry, Vice President - Social and Development Programs, Freeport-McMoRan Copper & Gold Inc.

talbots

TALBOTS INC (TLB)

ONE TALBOTS DRIVE
HINGHAM, MA 02043
781. 749.7600
http://www.talbots.com/

NO ACT

NO ACTION LETTER
Filed on 04/05/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 5, 2002

Warren J. Casey
Pitney, Hardin, Kipp & Szuch LLP
P.O. Box 1945
Morristown, New Jersey 07962-1945

Re: The Talbots Inc.
Incoming letter dated January 30, 2002

Dear Mr. Casey:

This is in response to your letters dated January 30, 2002 and March 6, 2002 concerning the shareholder proposal submitted to Talbots by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund. We also have received letters on behalf of the proponents dated March 1, 2002 and March 21, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Samantha M. Biletsky
Associate General Counsel
City of New York
Office of the Comptroller
1 Centre Street
New York, New York 10007-2341

April 5, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Talbots Inc.
Incoming letter dated January 30, 2002

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards.

Based on representations made in your letter, there appears to be some basis for your view that Talbots may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Talbots omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Talbots relies.

Sincerely,

Keir Devon Gumbs
Special Counsel

PITNEY, HARDIN, KIPP & SZUCH LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1550

711 THIRD AVENUE
NEW YORK, NEW YORK 10017-4014
(212) 297-5800
FACSIMILE (212) 682-3485

125 HALF MILE ROAD
RED BANK, NEW JERSEY 07701
(732) 224-1200
FACSIMILE (732) 224-3630

January 30, 2001

Via UPS Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the City of New York Office of the Comptroller

Ladies and Gentlemen:

On behalf of The Talbots Inc., a Delaware corporation (the "Company" or "Talbots") and, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal (the "Proposal") submitted by the City of New York Office of the Comptroller (the "Proponent") on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund for inclusion in Talbots proxy materials to be distributed in connection with its 2002 Annual Meeting of Shareholders. We request the confirmation of the Staff of the Office of the Chief Counsel in the Division of Corporation Finance (the "Division") that it will not recommend enforcement action if Talbots omits the Proposal from its 2002 proxy materials for the reasons set forth in this letter.

We have enclosed six copies of this letter and the Proposal. A copy of this letter is also concurrently being sent to the Proponent as notice of the Company's intention to omit the Proposal from its proxy materials.

The Proposal consists of:

(a) six "whereas" clauses which relate to the prospect of having U.S. corporations establish standards which incorporate the conventions of the United Nations' International Labor Organization ("ILO") on workplace human rights and implementing independent monitoring programs, as well as five general principles that set forth the topics of eight ILO conventions; and

(b) a resolution which specifically requests that Talbots establish a code of corporate conduct based on the ILO standards and implement an independent compliance program, as follows:

> Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

A copy of the Proposal is attached as Exhibit A to this letter.

I. Statement of Reasons Supporting Exclusion

The Company believes that the Proposal may properly be excluded from its 2002 proxy materials under Rule 14a-8 for the reasons set forth below.

A. The proposal is improper because it has been substantially implemented and is therefore moot pursuant to Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be excluded from a company's proxy statement if the essential elements of the proposal have been substantially implemented. For a proposal to be omitted, the proposal need not be implemented in full or precisely as presented, rather the standard is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Exchange Act Release No. 34-20091 (August 16, 1983); *Texaco, Inc.* (March 28, 1991).

The Division has consistently taken the position that shareholder proposals have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. *See The Gap, Inc.* (Mar. 16, 2001) (proposal asking company's board to provide a report to shareholders on child labor practices of the company's suppliers was excludable because the company had established and implemented a code of vendor conduct, monitored compliance with the code, published information on its website about the code and its monitoring programs and discussed child labor issues with shareholders); *Kmart Corp.* (Feb. 23, 2000) (proposal requesting that the board report on the company's vendor standards and compliance program for its vendors, subcontractors and agents in countries where it sourced products was excludable because the company had substantially implemented the proposal through its Vendor Workplace Code of Conduct, established a third-party monitoring program, circulated a shareholder report, and discussed these matters with shareholders).

In 1998 Talbots formally established and implemented its Standards For Business Practice (the "Standards") and its Labor Law Compliance Program and Code of Conduct For Suppliers (the "Code"), to address concerns regarding global workplace conditions and labor practices in domestic and overseas factories which produce merchandise for Talbots.

At the time the program was implemented, Talbots distributed the Standards and the Code to its manufacturers, both domestic and foreign. Since then, Talbots has regularly disseminated the full text of the Standards and the Code to its new domestic and foreign manufacturers. The Company mandates that its manufacturers certify annually that they and each shipment of their merchandise to Talbots, are and will continue to be in compliance with the Standards and the Code.

Talbots purchase orders also contain terms and conditions under which the manufacturer warrants that (a) all merchandise subject to the purchase order will be manufactured and processed by the manufacturer and its subcontractors in compliance with the FLSA and applicable state and local laws pertaining to child labor, minimum wage and overtime compensation; (b) the manufacturer "currently [has] in effect a program of monitoring any sub-contractors who perform work for us in connection with the production of merchandise that is the subject of this shipment for compliance with the FLSA and comparable state and local laws" or, if merchandise is manufactured outside the United States, that the merchandise is produced in compliance with the labor laws of the country of manufacture; and (c) the manufacturer "currently [has] in effect a program of monitoring any sub-contractors who perform work outside the United States for such compliance." The manufacturer further warrants that all merchandise delivered to Talbots pursuant to the purchase order shall be accompanied by shipping documents which include a legend certifying the items listed above. Upon accepting a purchase order the manufacturer agrees to comply and to certify its compliance with the Standards and the Code.

Talbots also requires that its manufacturers submit a description of their monitoring program which is used to monitor their factories and their subcontractors' factories. Talbots reserves the right to suspend or terminate its business relationship with any manufacturer found to be in violation of the Code, the FLSA or similar laws of the country of manufacture.

The Code in meticulous detail covers a multitude of business practices, including each of the following: (a) wages, hours and overtime, (b) child labor, (c) forced labor, (d) discrimination, (e) working conditions, and (f) freedom of association. The production facilities of all its foreign manufacturers are required by Talbots to maintain and publicly display the Code in a highly visible area, in both English and the local language.

Talbots also established a comprehensive merchandise compliance program, which is headed by the Director of Merchandise Compliance, a position whose responsibilities include making certain that the Company's vendors are aware of and comply with the Standards and the Code. In developing its compliance program, the Company has been mindful of the existence of similar compliance programs (including the White House sponsored Fair Labor Association and the Council on Economic Priorities' Social Accountability 8000, or "SA8000"). In fact, several years ago then Secretary of Labor Robert Reich named Talbots to the Trendsetter List developed by the U.S. Department of Labor to recognize quality compliance programs designed to improve factory working conditions.

The audit process within Talbots compliance program is currently conducted by an outside, independent compliance firm. In addition, periodic factory reviews are conducted by Talbots internal staff and agents that represent Talbots overseas. Talbots requires factories that manufacture its merchandise to allow authorized representatives of Talbots unrestricted access to their facilities and corporate records at all times, with or without prior notice.

A comparison of the five ILO principles discussed in the "whereas" clauses of the Proposal with Talbots existing Standards and Code demonstrates that the Standards and the Code cover each form of conduct set forth in the enumerated ILO principles as well as means to monitor and verify compliance by its suppliers and manufacturers, as set forth below.

The Proponent requests that the Company's standards include the principle that "[a]ll workers have the right to form and join trade unions and to bargain collectively" and that "[w]orkers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions." The section of the Code entitled "Freedom of Association" provides that "[w]orkers are free to choose whether or not to lawfully organize and join associations. Factories must not interfere with workers who wish to lawfully and peacefully associate, organize or bargain collectively."

The Proposal requests that Talbots policy provide that "[t]here shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics." The section of the Code entitled "Discrimination" provides that "[w]orkers must be employed on the basis of their ability to carry out the duties of a particular job without regard to race, color, gender, nationality, religion, age, disability, marital status or other personal characteristics or beliefs. No person shall be subjected to discrimination in any aspect of employment."

The Proposal requests that the Company's standards include the principle that "[e]mployment shall be freely chosen. There shall be no use of force, including bonded or prison labor." The section of the Code entitled "Forced Labor" states that "[t]here shall not be any use of forced labor, whether in the form of prison labor, indentured labor, bonded labor or otherwise."

The Proposal further asks that the Company's standards include that "[t]here shall be no use of child labor." The section of the Code entitled "Child Labor" provides that "[n]o person shall be employed at an age younger than 15 (or 14 where the law of the country of manufacture allows) or younger than the age for completing compulsory education in the country of manufacture where such age is higher than 15." In fact, the Company's description of what age constitutes a "child" is identical to that set forth in Article 2 of ILO Convention 138, which is cited in the Proposal.

As discussed above, the Standards and the Code already implemented by the Company fully address each of the human rights areas and particular standards raised by the Proponent.

The Proposal also requests that the Company implement an independent monitoring program of corporate adherence to the enumerated human rights principles. As discussed above, Talbots has already implemented a comprehensive compliance program headed by the Director of Merchandise Compliance. The objective of the Company's monitoring program is to ensure that Talbots merchandise is manufactured pursuant to applicable U.S. and foreign laws and regulations and under humane working conditions. The Company's compliance program includes full audits conducted by outside, independent compliance auditors, and periodic factory reviews conducted by Talbots internal staff and agents that represent Talbots overseas. Also, factories that manufacture Talbots merchandise must agree to allow authorized representatives of Talbots unrestricted access to their facilities regardless of whether notice has been provided.

The Division has stated that a company is not required to implement a proposal word-for-word in order to have it excluded as substantially implemented pursuant to Rule 14a-8(i)(10) but rather must demonstrate that the company's existing policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Exchange Act Release No. 34-20091 (August 16, 1983); *Texaco, Inc.* (March 28, 1991). Talbots Standards and Code actively address, monitor and enforce the workplace human rights set forth in each of the eight ILO conventions referred to in the Proposal, and the only differences in detail between the Proposal and the Standards, the Code and Talbots ongoing, independent compliance program are insignificant.

Based on the foregoing, the code of corporate conduct and compliance program requested under the Proposal have already been "substantially implemented" by Talbots through its existing Standards, Code and related compliance program. Accordingly, Talbots believes that it may properly omit the Proposal from its proxy materials pursuant to Rule 14a-8(i)(10).

B. The Proposal is improper because pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6) it is vague and indefinite.

(i) The Proposal is vague and indefinite and thus violates Rule 14a-8(i)(3).

Rule 14a-8(i)(3) authorizes the omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9.

The Division has established that a proposal so vague and indefinite that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation may be omitted from proxy materials pursuant to Rule 14a-8(i)(3). *See Bristol-Myers Squibb Co.* (Feb. 1, 1999) (proposal excludable because its vagueness, in requesting that the company adopt certain policies relating to product testing, would prevent shareholders from understanding the meaning of the request or the consequences of its implementation); *Philadelphia Elec. Co.* (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable as "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

In *AnnTaylor Stores Corp.* (Mar. 13, 2001), the proposal, which was nearly identical to Talbots Proposal, requested that AnnTaylor fully implement "these human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards." The AnnTaylor proposal's "whereas" clauses also provided that "these standards incorporate the conventions of the [ILO] on workplace human rights which include" the same five ILO principles and eight ILO convention citations enumerated in Talbots Proposal. The Division determined that AnnTaylor could properly exclude the proposal pursuant to Rule 14a-8(i)(3) as vague and indefinite.

In numerous other recent no-action letters the Division has concurred with the omission of similar proposals which sought the "full implementation of SA8000." The Division concurred with their exclusion due to their vague, indefinite and, therefore, potentially misleading nature. *See H.J. Heinz Co.* (May 25, 2001) (proposal committing the company to the "full implementation" of the SA8000 standards and a program to monitor compliance with these standards excludable as vague and indefinite); *TJX Companies, Inc.* (Mar. 14, 2001); *Kohl's Corp.* (Mar. 13, 2001); *Revlon, Inc.* (Mar. 13, 2001); and *McDonald's Corp.* (Mar. 13, 2001).

The Proposal is also distinguishable from two recent SEC no-action letters for which the Division did not concur in the omission of a proposal pursuant to Rule 14a-8(i)(3). *See Microsoft Corp.* (Sept. 14, 2000) and *Oracle Corp.* (Aug. 15, 2000). In these letters, the proposals requested that each company establish a specific set of human rights standards, the China Principles. However, unlike the Proposal here which requests a voluminous set of standards and ILO conventions that would apply to Talbots global operations, the proponents in the *Microsoft Corp.* and *Oracle Corp.* letters proposed eleven specific standards that only applied to operations in China and were intended to address specific workplace human rights issues in China.

The Proposal here is vague and indefinite because it requires Talbots to commit itself to the ILO human rights standards but does not fairly summarize what those standards are for Talbots shareholders. The Proposal only specifies five ILO principles and cites only eight ILO conventions. As written, in order to implement a code of corporate conduct based on the broadly phrased "aforementioned ILO human rights standards," the Proposal would appear to require Talbots to adopt all 180 of the ILO conventions. In addition to the five enumerated ILO principles, the ILO conventions contain 172 additional human rights standards, as well as a description of the related obligations thereunder.

As a result, not only would Talbots and its shareholders be unable to comprehend what actions or measures would be required by Talbots in the event the Proposal were implemented, but actions ultimately taken by Talbots pursuant to the Proposal could differ significantly from those actions contemplated by the shareholders in voting on the Proposal. For example, ILO Convention 138 is cited for the following ILO principle "[t]here shall be no use of child labor." However, adoption of ILO Convention 138 would impose the following obligations on the Company and its international suppliers although they are not included in the Proposal: (a) undertake to pursue a national policy to ensure the effective abolition of child labor and raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons; (b) specify, in a declaration, a minimum age for admission to employment or work within the appropriate territory; (c) ensure that the minimum age for employment is not less than the age of completion of compulsory schooling and, in any event, not less than 15 years; (d) determine the minimum age for admission to employment or work that by its nature or circumstances is likely to jeopardize the health, safety or morals of young persons is not less than 18 years. Thus it would be impossible for the Company and its shareholders to understand the obligations that the Proposal, if implemented, would impose on Talbots.

Even if the Proponent intended to incorporate only the five broad human rights principles (and eight ILO conventions) specifically set forth in the "whereas" clauses, the Proposal fails to include the text of these eight ILO conventions or to adequately summarize the obligations and requirements which would be imposed on Talbots by these principles and conventions. The Proponent only provided a topical list of the principles. Each individual convention contains numerous articles that the Company would be required to follow. Each individual convention is four to ten pages long and contains up to 33 separate articles. A mere reference to an ILO convention title, number or topic does not constitute even minimum disclosure of what the Proponent is requesting in the Proposal, nor does it provide the shareholders with a full, fair and accurate summary as to what they are entitled prior to voting on the Proposal. Thus, in order for

Talbots and its shareholders to fully understand the Proposal and the obligations that the Proposal would impose on the Company, the shareholders would need full disclosure of the eight ILO conventions referenced in the Proposal.

In addition, the Proposal does not provide definitions or explanations of key terms contained in the ILO conventions, and thus the shareholders cannot know that words which may appear to them to have common meanings, are defined terms under the ILO conventions and are therefore not subject to interpretation. For example, Article 2 of ILO Convention 138 (Minimum Age Convention) provides a detailed explanation of what constitutes the minimum age of a person who is employed to constitute child labor. According to ILO Convention 138 the minimum age is "not less than the age of completion of compulsory schooling and, in any case, shall not be less than 15 years." However, if a developing country has specified a minimum age of 14 years, the lower age will apply. The Proposal fails to properly identify which words and phrases must be strictly construed in accordance with the ILO conventions. These material omissions make it impossible for the shareholders to understand what they are being asked to vote on and consider, thereby making the Proposal vague and misleading.

For the foregoing reasons, neither the shareholders nor the Company would be able to determine with any degree of certainty either the meaning of the Proposal or the manner in which it is to be implemented. As a result, the Company believes that the Proposal is so incomplete as to be vague, indefinite and, therefore, misleading and thus properly excludable pursuant to Rule 14a-8(i)(3).

(ii) The Proposal is improper pursuant to Rule 14a-8(i)(6) because it is impermissibly vague and indefinite and thus, beyond the Company's ability to effectuate.

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is vague, and as a result, the company "would lack the power or authority to implement" the proposal. *See International Bus. Machs. Corp.* (Jan. 14, 1992).

If the Proposal were adopted, the vagueness of the five ILO principles listed in the Proponent's supporting statement would confuse and mislead the Company and its shareholders as to the nature and extent of the human rights obligations imposed on Talbots. If the Proposal were approved, the Company would be committed to implementing the broadly written ILO conventions, which would be applicable to Talbots operations (and the operations of its suppliers and manufacturers) worldwide.

In addition to the examples of the vagueness and indefiniteness of the Proposal described above, the Proposal references ILO Convention 111 (Discrimination (Employment and Occupation) Convention) which provides that certain actions relating to employment discrimination should be taken that are "appropriate to national conditions and practice." In order to understand and comply with these standards, the Company would be required to familiarize itself with the details of each ILO convention and to comply with all of the foreign laws and regulations in each country where its overseas manufacturers operate. The Proponent has provided no guidance on how to resolve anticipated conflicts between the ILO conventions and foreign and local laws and regulations.

As discussed above, due to the vague and misleading nature of the ILO citations in the Proposal, the Company would lack the power or authority to implement the Proposal. Thus the Company believes it may properly omit the Proposal pursuant to Rule 14a-8(i)(3).

C. ***The Proposal is improper pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.***

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations."

The Division has acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998). As stated in that Release, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals, such as proposals relating to the hiring, promotion and termination of employees and general management of the workforce.

Although the 1998 Release in effect reversed the Division's position in *Cracker Barrel Old Country Store, Inc.* (October 13, 1992) regarding the automatic exclusion of employment-related shareholder proposals raising social policy issues, the Division acknowledged that there is no bright-line test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the ordinary business exclusion but that each proposal would be reviewed on a case-by-case basis.

Subsequent to the 1998 Release, the Division has consistently illustrated that a shareholder proposal which relates to both human rights issues and ordinary business matters may be properly omitted from proxy materials pursuant to Rule 14a-8(i)(7). *See Wal-Mart Stores, Inc.* (Mar. 15, 1999) (proposal requesting the company to report on actions taken to ensure that its suppliers do not use child or slave labor excludable because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations); *see also K-Mart Corp.* (Mar. 12, 1999) and *The Warnaco Group, Inc.* (Mar. 12, 1999) (finding similar proposals excludable on ordinary business grounds because certain aspects of the proposals required the companies to implement policies regarding a sustainable living wage).

The Division has consistently recognized that the selection of vendors and suppliers is a classic example of a matter relating to the ordinary course of business for retailers, and may be omitted pursuant to Rule 14a-8(i)(7). *See Kohl's Corp.* (Mar. 18, 1997) (proposal requesting that the board report on its standards for vendor partners and review compliance mechanisms for vendors, subcontractors and buying agents in countries where it sources excludable because it relates to matters involving the conduct of the company's ordinary business operations, such as "principally employment-related matters"); *Wal-Mart Stores, Inc.* (April 10, 1992) (proposal requesting detailed information on the composition of the company's workforce, employment practices and policies for selecting suppliers of goods and services, excludable as relating to ordinary business operations). The Proposal, if implemented, would greatly impact the Company's selection of its suppliers and manufacturers.

The Division has also consistently determined that an employer's policies relating to wage adjustments relate to a company's ordinary business operations, and shareholder proposals dealing with these issues may be properly excluded pursuant to Rule 14a-8(i)(7). *See Wal-Mart Stores, Inc.* (Mar. 15, 1999) (proposal, a portion of which dealt with "sustainable living wage" issues, excludable because it related to ordinary business operations); *see also Kmart Corp.* (Mar. 12, 1999) and *The Warnaco Group* (Mar. 12, 1999).

Similarly, the Proponent requires that Talbots standards provide that "[t]here be no discrimination or intimidation in employment" and the Proposal thereafter cites ILO Convention 100 (Equal Remuneration Convention). Article 2 of ILO Convention 100 provides that Talbots must "ensure the application to all workers of the principle of equal remuneration for men and women workers for work of equal value." This aspect of the Proposal which addresses wage policies clearly relates to the Company's ordinary business operations, and thus is properly excludable pursuant to Rule 14a-8(i)(7).

The Division has also concluded that determinations involving collective bargaining units as well as negotiations between companies and unions are ordinary business issues within the scope of Rule 14a-8(i)(7). *See Modine Mfg. Co.* (May 6, 1998) (proposal, a portion of which dealt with the company's policies regarding trade unions and collective bargaining omitted under Rule 14a-8(i)(7) because it related to ordinary business operations). Similarly, the Proposal requires Talbots to implement a policy that gives all workers "the right to form and join trade unions and to bargain collectively." In addition, ILO convention 87, incorporated by reference into the Proposal, provides that worker representatives must have access to all workplaces necessary to enable them to carry out their representative functions. Thus the Proposal deals directly with the Company's ordinary business operations, because it relates to the Company's management and its approach to labor relations and thus should be omitted pursuant to Rule 14a-8(i)(7).

The Company therefore believes that the Proposal addresses numerous matters related to the ordinary business operations of the Company, which matters are the type of "ordinary business" the Division allows to be excluded under Rule 14a-8(i)(7).

II. Conclusion

For the foregoing reasons, Talbots believes the Proposal is excludable under Rule 14a-8 and the Proponent should not be given the opportunity to revise the Proposal. If the Division does not concur with the Company's position, we would appreciate an opportunity to confer with the Division concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call the undersigned at (973) 966-8025 if you should have any questions or need additional information.

Very truly yours,

WARREN J. CASEY

Enclosure

cc: Mr. Patrick Doherty
Richard T. O'Connell, Esq.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

ALAN G. HEVESI
COMPTROLLER

December 20, 2001

Mr. Richard T. O'Connell, Jr.
Secretary
Talbots, Inc.
One Talbots Drive
Hingham, MA

Dear Mr. O'Connell:

The office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

We submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank certifying the funds' ownership, for over a year, of 31,016 shares of Talbots, Inc. common stock are enclosed. The fund intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651, if you have any further questions on this matter.

Sincerely,

Patrick Doherty

AGH: pd:ma
Enclosure

workrights

TALBOTS, INC./
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Talbots, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions.(ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138),and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Potter
Anderson
& Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

Michael B. Tumas
Partner
mtumas@potteranderson.com
302 984-6029 Direct Phone
302 778-6029 Fax

February 21, 2006

VIA COURIER

Mark Vilardo
Mail Stop 3010
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Green Century Capital Management, Inc. for Inclusion in the 2006 Proxy Statement of the E.I. du Pont de Nemours and Company

Dear Mr. Vilardo:

Our client, E.I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), has requested that we respond to the letter to you dated February 3, 2006, from Mr. Andrew Shalit, Director of Corporate Advocacy, Green Century Capital Management (the "Proponent"), relating to the Company's letter of December 29, 2005 requesting that the Staff grant a no-action letter with under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, with respect to a proposal (the "Proposal") submitted by the Proponent, for inclusion in the Company's 2006 Proxy Statement. We and the Company received Mr. Shalit's letter on February 16, 2006, nearly two full weeks after it was apparently submitted to the Staff.[1] The Proposal requests that DuPont prepare and issue a statement that provides information relating to, among other things, the preparation of a report on the implications of a policy for reducing potential harm from chemical releases. Capitalized terms not defined herein have the meanings given them in our December 29 letter.

As discussed below, we do not think Mr. Shalit's letter changes the conclusion that the Proposal is excludable under Sections (i) (7) and (i) (10) of Rule 14a-8.

---

[1] We think the Staff should consider whether to give any substantial weight to Mr. Shalit's letter in light of the five-week delay between the Company's request and Mr. Shalit's response, and the Proponent's failure to timely deliver that response to either counsel or the Company. See Rule 14a-8 (k) (A proponent "should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission.").

Rule 14a-8 (i)(7)

The Proponent argues that the Proposal seeks general information of a public policy nature, rather than information about impacts of the issues the Proposal covers on the Company and its economic performance. We respectfully submit that a plain reading of the Proposal and the type of Company actions the Proposal necessarily implicates place it squarely within the ambit of the Rule 14a-8 (i) (7) ordinary business exclusion.

It is instructive to focus on the language of the Proposal itself. It states as follows:

> *RESOLVED, shareholders request that the independent directors of the Board of DuPont prepare a report, at reasonable cost and omitting proprietary information, on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities through such steps as reducing the use and storage of extremely hazardous substances, reengineering processes, and locating facilities outside high-population areas. The report should be available to investors by the 2007 annual meeting.*

First, the Proposal seeks information about the "implications" of the adoption of measures of reducing potential harm at DuPont's operations. The "implications" mentioned are not limited to those external to the Company, which apparently is at least part of the basis for the Staff's distinction between excludable and nonexcludable proposals of this type. Similarly, the words of the Proposal themselves show that the Company's December 29 letter did not "mischaracterize" the Proposal as one focusing necessarily on DuPont's operations. The aim of the Proposal is quite clearly to influence the manner in which DuPont conducts its operations. Thus, the Proposal suggests methods for increasing inherent security "through such steps as reducing the use and storage of extremely hazardous substances, reengineering processes, and locating facilities outside high-population areas." The choice of materials to use in the Company's operations, the processes by which it manufactures its products, and the location of its facilities are all matters quite plainly within the ambit of ordinary business. [2]

Thus, the type of actions the Proposal would require the Company to address are inescapably operationally based. This operational, company-specific focus distinguishes the Proposal from the proposal in *Exxon Mobil Corporation* (Mar. 18, 2005). The report requested in that letter focused on a pure issue of policy – whether ExxonMobil should engage in *new*

[2] Mr. Shalit's letter attempts to blur the distinction between the subject matter of the requested report and the informational aspect of the requested report. *See Release No. 34-20091* (Aug. 16, 1983) ("the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excludable.") As we noted in our letter of December 29, 2005, the focus of a Rule 14a-8 (i) (7) analysis is on the substance of the requested report. As discussed above, the language of the Proposal on its face indicates that the focus of the Proposal is on influencing the manner in which DuPont conducts its day-to-day business.

operations in environmentally sensitive areas. Here, however, the Proposal requests a report on changes to the manner in which the Company conducts its *existing* operations. This sort of company- and operationally-specific focus is effectively the same as that of the proposal in *Xcel Energy, Inc.* (April 1, 2003), which the Staff cited in SLB 14C as an example of when the Staff would concur with a company's view that a proposal relating to the evaluation of risks and benefits may be properly excluded. In *Xcel Energy, Inc.*, the shareholder-proponent requested that the board of directors report on the economic risks associated with the company's emission of certain toxic substances, and the potential benefits of a reduction of such emissions. It is DuPont's position that the Proposal offered by the Proponent is closely analogous to that submitted in *Xcel Energy, Inc.* Like the Proposal at issue in *Xcel Energy, Inc.*, the requested report is focused on the assessment and minimization of risks, and focuses on specific methods for reducing potential risks. *See, e.g., Newmont Mining Corp.* (Feb. 4, 2004) (excluding proposal requesting report on risk to the company's operations, profitability and reputation from its social and environmental liabilities *The Dow Chemical Company* (Feb. 13, 2004) (proposal requesting a report related to certain toxic substances) implications related to the adoption of new policies related to the management of risk.

Mr. Shalit also claims that the Proposal does not seek great detail or to micromanage the Company. However, in order to implement the Proposal, the Company necessarily would be required to go into great detail about how it presently conducts its operations and locates its facilities and the potential alternatives to its current practices. Indeed, a lack of operational detail is the essential focus of Mr. Shalit's argument under Rule 14a-8 (i) (10).

Finally, the fact that the subject matter of the Proposal relates to matters of potential harm to persons outside of DuPont provides no basis on which to include the Proposal. Indeed, each of the *Xcel Energy* and *ExxonMobil* letters had a similar focus, and the Staff did not mention the "social significance" of the similar issues allegedly at stake in either case.

For these reasons, we continue to believe the Proposal may be excluded under Rule 14a-8 (i) (7).

Rule 14a-8 (i) (10)

We will not repeat here the details about the ways in which DuPont has publicly addressed the topics of the requested report. We do note, however, that one of the core values of DuPont is a focus on safety and security for its employees, customers and communities, and has been so since the Company's founding over 200 years ago. Moreover, the fact that the Proponent was able to access Risk Management Plans providing much of the information it seeks in the Proposal belies its argument that such information is not already available to shareholders. Finally, as discussed in more detail in our December 29 letter, the Company has already adopted a policy, as set forth in the DuPont Commitment, that encompasses the subject matter of the Proposal, and the Company's Process Safety Management Programs ("PSMP's"), as implemented, are designed to evaluate and address the very concerns stated in the Proposal. The PSMP's are audited regularly by Company personnel and these audits are then subjected to an independent audit by an outside auditor that has extensive experience in the safety, health and the environmental areas. The results of the independent audit are reported to senior leadership of the Company, and a summary of these findings is posted on the Company's website at http://www2.dupont.com/Social__Commitment/en__US/SHE/thirdparty/index.html. Further explication at the level of detail apparently required by the Proponent would require the disclosure of a large amount of information involving many issues, and would require the disclosure of confidential or proprietary information concerning the methods by which the Company currently conducts its business and the materials and processes it uses or may be considering. Accordingly, we believe the Company has "favorably acted upon" the matters covered by the Proposal and, therefore, the Proposal may be excluded under Rule 14a-8 (i) (10). *See Exchange Act Release No. 12598* (July 7, 1976).

Conclusion

For the foregoing reasons, the Company continues to believe that the Proposal may be excluded from its 2006 Proxy Materials. If you have any questions, or require any additional information or discussions, please do not hesitate to contact the undersigned, Michael B. Tumas, at (302) 984-6029.

Very truly yours,

Michael B. Tumas by JTO

Michael B. Tumas

Enclosures
cc: Green Century Capital Management, Inc.

GREEN CENTURY FUNDS

February 3, 2006

Mark Vilardo
Mail Stop 3010
Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by E.I. du Pont de Nemours and Company

Dear Mr. Vilardo:

Green Century Capital Management, Inc ("GCCM") respectfully requests the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("Staff") to deny the request by E.I. du Pont de Nemours and Company ("DuPont" or the "Company") for a no-action letter with respect to the shareholder proposal (the "Proposal") and its resolved clause (the "Resolution"), described below, which GCCM has submitted to DuPont for inclusion in DuPont's proxy statement and form of proxy for the Company's 2006 Annual Meeting of Shareholders.

Background: Chemical Security

The Proposal seeks information on the Company's approach to Chemical Security. It discusses Chemical Security not in the context of financial impact on the Company, but in the context of impact on the environment and public health. Thus it requests a report on "the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing... inherent security."

Chemical Security is an important subject of public policy concern. It is defined as the danger posed to communities and the environment by chemical facilities that use large quantities of extremely hazardous substances (EHSs) such as hydrofluoric acid and anhydrous sulfur dioxide. Such facilities present the danger of a catastrophic release of EHSs that can kill or injure a large number of people very quickly and cause related severe environmental damage. It is this potential for a catastrophic release of EHSs that distinguishes Chemical Security from other environmental, health, and safety issues such as those presented by the routine or accidental emission of pollutants such as mercury,

GREEN CENTURY CAPITAL MANAGEMENT, INC.
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lead, and dioxin. While the latter are toxic, they do not have the potential to cause catastrophic events with very high short-term casualty rates.

Since 1999 the Environmental Protection Agency has required facilities that use EHSs to file Risk Management Plans (RMPs) with the agency. Each RMP includes a worst-case scenario describing the number of pounds of an EHS that could be released, and the number of people who live within the "vulnerability zone" of the facility, i.e. close enough that they could be effected by the EHS release. A comprehensive review of RMPs performed in 2004 showed that 123 facilities in the U.S. each endangered over one million people. Many more facilities each endangered over 100,000 people, over 10,000 people, etc.

The public policy debate surrounding Chemical Security has greatly increased since September 11, 2001. At that time policy makers confronted the danger posed by an *intentional* release of EHSs caused by terrorists, in addition to the previously considered dangers of an *accidental* release. In the years following, members of Congress have attempted to address these increased concerns through a series of bills titled "The Chemical Security Act [of 2001, 2002, etc]."

In 2003, the U.S. Army Surgeon General ranked an attack on a chemical facility second only to a widespread biological attack in the magnitude of its hazard to the public. Reports discussing Chemical Security have been issued by many other groups, including the Department of Homeland Security; Department of Justice; Congressional Research Service; Naval Research Laboratory; Brookings Institution; and Rand Corporation among others.
(http://www.crtk.org/detail.cfm?docID=765&cat=spills%20and%20emergencies).

Physical Security and Inherent Security

A central debate within discussions of Chemical Security is the relative importance of "Physical Security" and "Inherent Security."

Physical security comprises measures that protect a facility from outside attack, for example through the placement of security guards, electronic surveillance equipment, and perimeter fences. Physical security measures do not alter the worst case scenario of the RMP filed by the facility because they do not reduce the quantities of EHSs stored at the plant, and they do not reduce the number of people in the plant's vulnerability zone. Instead they seek to add security after the fact.

By contrast, Inherent Security comprises measures that fundamentally reduce the danger presented by a facility to the public and the environment. For example, a company can increase the Inherent Security of a facility by reducing the quantity of an EHS stored at a site. Said reduction will by definition alter the worst case scenario of the RMP and reduce the number of people exposed to danger by the facility. This is only one example of an Inherent Security improvement. Many others are possible.

In debates on Chemical Security (for example in commenting on proposed Federal legislation), the chemical industry has consistently argued that public policy on Chemical Security should address only questions of Physical Security, and should contain no examination or discussion of Inherent Security. By contrast, independent experts have long argued that Inherent Security represents the only failsafe approach to protecting public safety and the environment, and thus should be central to any public policy on Chemical Security. In the words of Nicholas Ashford, Director of the Technology and Law Program at the Massachusetts Institute of Technology, "we need to work toward inherently safe technologies that remove the hazard and thus the possibility of an accident." (*The Encouragement of Technological Change for Preventing Chemical Accidents: Moving Firms from Secondary Prevention and Mitigation to Primary Prevention*, N.A. Ashford et al., A Report to the U. S. Environmental Protection Agency, Center for Technology, Policy and Industrial Development at MIT, Cambridge, MA, July 1993. Available at http://hdl.handle.net/1721.1/1561)

The Proposal

The Proposal requests a report on the Company's approach to Chemical Security and specifically on the potential for reducing harm to the public and the environment through a focus on Inherent Security in contrast to physical security. This policy focus is present throughout the entire Proposal, including each whereas clause and the ultimate resolution.

Rule 14a-8(i)(7): The Resolution Does Not Concern Ordinary Business Operations

The Company argues that the Resolution concerns ordinary business operations and calls for an internal assessment of risk and is therefore excludable.

The Company mischaracterizes the Resolution as "relat[ing] to the location and operation" of company facilities. A plain reading of the Resolution and the Proposal shows that the central focus is on the public policy implications of an approach to Chemical Security, and on the potential for reducing harm to the public and the environment through a focus on Inherent Security.

RESOLVED, shareholders request that the independent directors of the Board of DuPont prepare a report, at reasonable cost and omitting proprietary information, on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities through such steps as reducing the use and storage of extremely hazardous substances, reengineering processes, and locating facilities outside high-population areas. The report should be available to investors by the 2007 annual meeting.

The Proposal Does Not Request a Risk Assessment

DuPont argues that the resolution calls for an internal risk assessment, yet even a cursory examination of the text of the resolution makes clear that the focus of the Proposal is policy-oriented. The Company quotes the standards set out by *Staff Legal Bulletin No. 14C* (June 28, 2005) (SLB 14C) and tries to draw analogies to the properly excluded shareholder proposal in *Xcel Energy, Inc.* (April 1, 2003). However, GCCM's Resolution is not analogous to Xcel's in that the latter specifically called for an assessment of "economic benefits" and "potential improvement in ... profitability." The Resolution here, unlike Xcel's, seeks to minimize practices which adversely affect both the public and the environment through a policy of increasing of Inherent Security.

GCCM's Resolution, in fact, is much more analogous to the proposal discussed in *Exxon Mobil Corporation* (March 18, 2005), also cited by *Bulletin No. 14C*. Like the Exxon proposal, GCCM's Proposal does, in fact, center on discovering opportunities for "minimizing or eliminating operations that may adversely affect the environment or the public's health" and therefore is precisely the kind of resolution the Staff has stated may not be omitted under Rule 14a-8(i)(7).

GCCM is not seeking a report on economic risks to the Company, but rather a report on the possibility of reducing potential harm to the public and the environment through the adoption of policies focused on Inherent Security. A review of the text of the Proposal and the Resolution indicate the subjects that would necessarily be discussed in the report. These include such things as:

- The issue of Chemical Security as it is faced by the Company.
- The policies and programs currently in place at the Company to manage Chemical Security.
- The relative consideration of Physical Security and Inherent Security within current programs;
- Policy and program options for systematically reviewing and decreasing the use of Extremely Hazardous Substances at Company Facilities;
- Policy and program options for reducing the number of people placed in danger by Company facilities in the case of a catastrophic release of EHSs.
- The potential for an increased emphasis on Inherent Security to reduce the number of people endangered by Company facilities.

While some policy options may have the outcome of minimizing certain risks to the Company, the Resolution never asks the Company to quantify or report on said risks. Under SLB 14C this distinction is determinative in the Staff's decisions as to whether or not a proposal may be properly omitted. Because GCCM's Resolution requests neither any explicit risk assessment, nor an accounting of the Company's potential financial losses, it cannot be properly omitted as pertaining to ordinary business operations.

The Proposal Does Not Seek to Micromanage the Company

The Company also accuses GCCM of seeking to micro-manage DuPont's operations. The 1998 rule which the Company sites (*Release No. 34-40018* (May 21, 1998)) states that the proposal may be excluded if it seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Additionally, this consideration of micro-managing may come into play "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

Under neither of these modes of inquiry would GCCM's Resolution be excludable as attempting to micro-manage the Company. Despite what the Company claims in its letter, the Resolution would not lead to shareholders considering such issues as what chemicals are used in the Company's chemical business or the "hundreds of tasks undertaken to manage the Company's chemical facilities." In *Exxon Mobil Corporation* (March 15, 2005) the Staff rejected an attempt to omit a proposal where, similar to the current situation, the company tried to mischaracterize the proposal as requiring far more intricate detail than it in fact entailed. Here the Resolution does not ask for specific time-frames or complex methods of implementation, but rather a report on the broad implications of a policy emphasizing Inherent Security.

Furthermore, the past decisions cited by the Company to illustrate that a proposal may be excluded if the subject matter of the report requested falls under the category of ordinary business operations are all inapposite. Both *AT&T Corp.* (Feb. 21, 2001) and *The Mead Corporation* (Jan. 31, 2001) pertained to requests for reports on financial risk assessment. Both *Nike, Inc.* (July 10, 1997) and *The Boeing Company* (Feb. 25, 2005) relate to employment and workforce management and request specific information relating to future wage increases (*Nike, Inc.*) or staff reductions (*The Boeing Company*). *Wal-Mart Stores, Inc.* (Mar. 15, 1999) deals with how a corporation selects its vendor partners, an area which Staff has specifically ruled is an ordinary business operation. In contrast, the Resolution at issue does not address any of the dispositive issues: financial risk assessment, employment or workforce management, or vendor partners.

The decisions cited by the Company to illustrate proposals that seek a review of business activities and associated risks are similarly inapposite, as each contains a specific request for financial data or risk analysis that has no analog in the subject Resolution. *Newmont Mining Corp.* (Feb. 4, 2004) requested a report "on the risk to the company's operations, profitability, and reputation;" *Mead Corporation* (Jan. 31, 2001) focused on the company's "liability methodology and evaluation of risk;" *The Dow Chemical Company* (Feb. 13, 2004) requested a "range of projected costs of remediation or liability." *Xcel Energy Inc.* (April 1, 2003) requests an assessment of "economic benefits" and "potential improvement in ... profitability."

The same is true of the cases illustrating proposals that deal with specific choices of technology. *WPS Resources Corporation* (Feb. 16, 2001) requested consideration of eight specific technologies or operational practices; *Alliant Techsystems* (May 7, 1996) requested that the company cease production of a specific product category; *Carolina*

Power & Light Co. (Mar. 8, 1990) requested highly detailed reports of specific operational data relating to the day-to-day running of the Company. The subject Resolution is not similar to any of these. It is focused on broad policy questions, and not on specifically enumerated technologies or operational details that are properly under the purview of management.

Finally, the Company states that the Resolution pertains to ordinary business decisions because it "requests action relating to the location of office or operating facilities." In fact, the Resolution only mentions the topic of location as one of several factors defining Inherent Security and does not request any action on this topic. Unlike the cases cited by the Company, the Resolution does not request specific changes in location of any of the Company's plants, but rather mentions location as one of several possible approaches to Inherent Security management. No specific action at all is requested, but rather an example was given of a factor that could constitute practices of Inherent Security.

Rule 14a-8(i)(7): The Resolution Concerns an Area of Significant Social Policy and Should Not Be Excluded

The Staff has recognized that beyond the inquiry of whether or not a proposal concerns matters of ordinary business, proposals may not be excluded if they focus on "sufficiently significant social policy issues...because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Release No. 34-40018* (May 21, 1998). SLB 14C also contains guidance in this area and reiterates that a proposal which "focus[es] on 'sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters . . . .'" *Id. quoting Exchange Act Release No. 40018.*

There are several Staff decisions in recent years, also relating to issues in the environmental field, where proposals were not permitted to be excluded because they pertained to areas of significant social policy. See *General Electric Company* (January 17, 2006); *E.I. du Pont de Nemours and Company* (February 28, 2005). Courts have also acknowledged that significant social policy topics can preclude a company from omitting a shareholder proposal. See *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F.2d 416, 426 (DC Cir. 1992).

As should be clear from the introductory discussion, the issue of chemical security and the debate over the proper role of Inherent Security is a matter of significant and longstanding social policy concern.

The topic has been the subject of numerous news stories, including editorials in the New York Times published on May 5, 2005 and December 27, 2005, and an op-ed published on September 22, 2004. An article on the subject published by the New York Times on March 16, 2005 was the 3rd most frequently e-mailed story on nytimes.com during the subsequent two weeks, further illustrating the degree of public concern for this issue.

Lawmakers are treating the issue with a similar interest. In 2005 Senator Collins of Maine, the chairwoman of the Committee on Homeland Security and Governmental Affairs, held hearings and sponsored legislation on Chemical Security. Additionally, the state of New Jersey has just ratified its own rules on the topic, and these standards explicitly discuss and define the concept of Inherent Security at chemical facilities.

It is quite clear that the topic of Inherent Security is a matter of significant social policy, and the Resolution focuses on this issue and not on any request for an internal, quantifiable risk assessment. The Staff look to "both the proposal and the supporting statement as a whole" to determine if the focus of the resolution is a significant social policy issue. *See SBC 14C.* An examination of the proposed Resolution, from the title ("Report on Increasing Inherent Security of Chemical Facilities") to the content of the supporting statement and the Resolution itself, clearly shows that this Resolution cannot be excluded under Rule 14a-8(i)(7).

Rule 14a-8(i)(10): The Resolution Has Not Already Been Substantially Implemented

The Proposal requests a report on the potential for reducing harm from catastrophic chemical releases by increasing the Inherent Security of facilities. In their request for a no action letter, the Company has listed four actions taken by the Company that they claim substantially implement the Proposal. A plain reading of the Proposal and a review of the actions listed by the Company makes it clear that these actions do not substantially implement the Proposal.

The Proposal requests a report. A central concern expressed by the Proposal is the lack of information available to shareholders about the danger posed by chemical security incidents at Company facilities, and the steps that the company has taken to address this danger:

> *Whereas: Shareholders know little about our Company's efforts to prevent and reduce the magnitude of catastrophic incidents at its facilities. Our Company's most recent 10-K and 10-Q filings contain no information on the possibility of such incidents and their potential impact on the Company or on employees, surrounding communities, and the environment;*

To remedy this absence of information, the Proposal requests "a report... on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the Inherent Security." Because supplying information to shareholders is central to the resolution, actions taken by the Company that do not supply such information to shareholders cannot be said to substantially implement the proposal. See *Newell Rubbermaid* (February 21, 2001).

Two of the four actions described by the Company do not involve any disclosure, publication, or reporting to the public or to shareholders. The simple existence of an Environmental Policy Committee on the Company's Board absent any published statements or communication on the subject of the Proposal does nothing in and of itself to implement the Proposal. Proponents are not aware of any relevant communication by said committee or the Company. Similarly, the existence of Process Safety Management Programs does nothing to inform shareholders of the approach that the Company takes to Chemical Security and Inherent Security improvements. The referenced Process Safety Management Program is not described on the Company website or in materials made available to shareholders.

The remaining two actions described by the Company also fail to substantially implement the proposal. Although they involved published statements, these statements do not provide any of the information requested by the Proposal.

The report on the independent evaluation of the Company's Safety, Health and Environment (SHE) Programs cited by the Company does not include any discussion of Chemical Security. In fact, it does not actually describe the Company's Safety, Health and Environment Programs. Instead it merely states that a specified outside auditor believes that the Company's SHE Programs are "generally consistent with" some third-party standards. The report does not describe the third-party standards or provide any information on the substance of the Company Programs. There is no mention of Chemical Security or Inherent Security. In fact, it would be impossible for an investor to tell from this report whether the SHE Programs and the independent evaluation included any consideration at all of Chemical Security and Inherent Security policies.

The DuPont Commitment similarly fails to provide the information requested by the proposal even in the most modest way. It is a broad statement of values and aspirations. While it does contain promises to consider safety and operate responsibly, there is nothing in the Commitment that discusses any specific policies or programs, or that makes any commitments that can be verified either by the Company or by third parties.

Moreover, the Commitment does not mention Chemical Security, and none of the statements made on the environment, human health, and safety are placed in the context of Chemical Security concerns. It is this context – relating to the use of extremely hazardous substances and the potential for catastrophic chemical releases – that characterizes the subject of the Proposal and frames the policy issues which the Proposal is requesting the Company address. Although the Commitment does mention seeking to make facilities "inherently safer," there is nothing to indicate that this statement refers to Inherent Safety as it relates to Chemical Security and catastrophic chemical releases, or whether it refers to more mundane and common workplace health and safety.

While the values expressed by the DuPont Commitment are laudable, they do not do any of the following:

- Mention Chemical Security or the possibility of catastrophic releases of extremely hazardous substances;
- Describe the Company's current approach to managing Chemical Security;
- Discuss the relative consideration of Physical Security and Inherent Security by Company programs;
- Discuss policy and program options for systematically reviewing and improving Inherent Security at Company facilities;
- Discuss the potential impact that an increased emphasis on Inherent Security would have on the number of people endangered by Company facilities or the potential harm to the environment from a catastrophic releases of EHSs.

For these reasons, the Proposal is in no way analogous to the rulings cited by the Company with respect to Rule 14a-8(i)(10). In the cited cases the companies had taken steps which specifically implemented the proposals, either through the adoption of policies, the issuing of reports, or both.

- *The Gap, Inc.* (March 16, 2001). Proponents requested "a report on the child labor practices of Gap suppliers" and related monitoring of said practices. In response the company showed that it had established and implemented a code of vendor conduct which "directly addresse[d] child labor." It described details of the vendor code requirements for child labor, and showed that they were more stringent than corresponding international standards. It further showed that it had implemented detailed monitoring and reporting of this vendor code, including those portions pertaining to child labor. Thus, the company showed that it had specifically addressed the concerns raised by the proponents. The same cannot be said of the current Proposal, where the documents and actions cited by the Company do not even mention the subject of the Proposal, namely Chemical Security and Inherent Security.
- *Xcel Energy, Inc.* (February 17, 2004). Proponents requested a report showing "how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions." The proposal included discussion of a number of air pollutants and their effects on public health and the environment. In response the company listed steps that it had taken to reduce the emission of pollutants that were specifically mentioned in the proposal. Additionally, it showed that it had posted on its website an environmental report describing the details of these and other actions taken by the company to reduce emissions, and which specifically addressed how the company responded to "pressures to reduce emissions." Here we see that the company has reported on the specific information requested by the proposal, something that has not been done by DuPont relative to GCCM's Proposal.
- *Freeport McMoRan Copper & Gold Inc.* (March 5, 2003). Proponents requested several amendments to the company's Social and Human Rights Policy, and also requested a system of independent monitoring and reporting. In its response, the company listed in table form each requested amendment and the corresponding action that the company had already

taken. For example, proponents requested that Freeport McMoRan "amend the Company's social and human rights policy to protect employees who report human rights violations." The company showed that its policy already required that, "the company and its affiliates will ... protect all employees who report suspected human rights violations." The other actions taken by the company corresponded to the proponents' requests with similar precision. The same cannot be said of DuPont's actions in relation to the current Proposal.

- *The Talbots Inc.* (April 5, 2002). Proponents requested that the company commit to the implementation of a code of conduct based on ILO human rights standards. In its response, the company described the code of conduct that it had already adopted. It reviewed the details of this code of conduct relative to the requests made in the proposal, and showed that the existing code clearly satisfied those requests. For example, the proponents requested that new code include the principle that "[a]ll workers have the right to form and join trade unions and to bargain collectively." The company's existing code already stated that "[w]orkers are free to choose whether or not to lawfully organize and join associations. Factories must not interfere with workers who wish to lawfully and peacefully associate, organize or bargain collectively." There was a similar close correspondence between the other requests and the actions already taken by the company. Again, there is no such correspondence between the requests made by Proponents in the current Proposal, and the actions cited by the Company as substantially implementing the Proposal.

The Proposal has requested a report on the important public policy issue of Chemical Security, and specifically on the opportunities to reduce potential harm to the public and the environment through improvements to Inherent Security. None of the documents published by the Company contain any direct discussion of Chemical Security that would be recognizable to someone familiar with and concerned about the issue. There is no discussion of extremely hazardous substances, or the potential catastrophic release thereof. There is no discussion of the large number of people placed in danger from a possible catastrophic release of EHSs by a Company facility. There is no discussion of guidelines or policies for managing or reducing these dangers to the public. In sum, the existing documents leave shareholders entirely in the dark that these questions are even faced by the Company. Indeed, the woeful lack of public information provided by the Company on any matters related to Chemical Security and Inherent Security increase the likelihood that shareholders will remain unaware of this important policy issue as it relates to their Company.

Conclusion

For all of the above reasons, Green Century Capital Management believes that our resolution is not excludable by virtue of Rule 14a-8(i)(7) or Rule 14a-8(i)(10) and respectfully requests that the Division of Corporation Finance deny DuPont's no-action letter request.

Thank you for your consideration of this matter. If you have any questions, require further information or wish to discuss this matter further, please do not hesitate to call me at 617-426-2503.

Sincerely,

Andrew Shalit

Andrew Shalit
Director, Shareholder Advocacy
Green Century Capital Management

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E.I. du Pont de Nemours and Company
Incoming letter dated December 29, 2005

The proposal requests that the independent directors of the board prepare a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities.

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mark F. Vilardo
Special Counsel